As filed with the Securities and Exchange Commission on October 31, 2013

Registration No. 333-191052

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNEDISON SEMICONDUCTOR, INC.*

(Exact name of registrant as specified in its charter)

Delaware	3674	46-3556980
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

(636) 474-5000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Shaker Sadasivam

President and Chief Executive Officer

SunEdison Semiconductor, Inc.

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

(636) 474-5000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Christopher L. Kaufman Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (3)
Ordinary Shares, no par value	$250,000,000	$34,100

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes the offering price of any additional ordinary shares that the underwriters have the option to purchase.

(3) This amount was previously paid in connection with the filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	Prior to the effective date of this Registration Statement, a Singapore public limited company will become the successor registrant as the ultimate parent company of SunEdison Semiconductor, Inc. The Singapore entity will be known as SunEdison Semiconductor Ltd.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion

Preliminary Prospectus dated October 31, 2013

                 shares

SunEdison Semiconductor Ltd.

Ordinary Shares

This is the initial public offering of the ordinary shares of SunEdison Semiconductor Ltd. We are selling              of our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our ordinary shares is expected to be between $         and $         per share. We intend to apply to list our ordinary shares on                      under the symbol “WFR.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002. Please read “Risk Factors—Risks Related to this Offering and Our Ordinary Shares—We are an ‘emerging growth company’ and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to                  additional shares from us at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     ,             .

Deutsche Bank Securities	Goldman, Sachs & Co.	Wells Fargo Securities

The date of this prospectus is                     ,             .

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

The name and mark, SunEdison, Inc., and other trademarks, trade names and service marks of SunEdison, Inc. appearing in this prospectus are the property of SunEdison, Inc. Prior to the completion of this offering, SunEdison Semiconductor Ltd. and other trademarks, trade names and service marks of SunEdison Semiconductor Ltd. appearing in this prospectus are the property of SunEdison, Inc., and after the completion of this offering, SunEdison Semiconductor Ltd. and other trademarks, trade names and service marks of SunEdison Semiconductor Ltd. appearing in this prospectus will be the property of SunEdison Semiconductor Ltd. This prospectus also contains additional trade names, trademarks and service marks belonging to SunEdison, Inc. and to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

i

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ordinary shares or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, the references to (i) “our business,” “we,” “our” or “us” or similar terms refer to the semiconductor materials business as operated as a business segment of SunEdison, Inc., or SunEdison, for periods prior to the Transactions (as described below in “—Structure and Formation of Our Company”), and to SunEdison Semiconductor Ltd., together with, where appropriate, its consolidated subsidiaries, for periods after the completion of the Transactions, and (ii) “SSL” refer to SunEdison Semiconductor Ltd. exclusive of its subsidiaries. References in this prospectus to “S$” refer to Singapore dollars. Unless otherwise indicated or the context otherwise requires, the financial and operating data included in this prospectus reflect the combined business that will be owned by SunEdison Semiconductor Ltd. after the completion of the Transactions and is otherwise as of June 30, 2013.

Our Company

We are a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC Electronic Materials, Inc., or MEMC. We have developed a broad product portfolio, an extensive global manufacturing footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

Throughout our over 50 years of operations, we have pioneered a number of semiconductor industry firsts, including the development of the dislocation-free Czochralski, or CZ, silicon crystal growth process and the chemical-mechanical planarization, or CMP, process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. More recently, we have been a leader in the development of advanced substrates such as epitaxial, or EPI, wafers and wafers for the silicon-on-insulator, or SOI, market, which enable advanced computing and communications applications.

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. During 2012, our largest customers were Samsung, Taiwan Semiconductor Manufacturing Company, or TSMC, and STMicroelectronics. We operate facilities in major semiconductor manufacturing regions throughout the world, including Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have chosen to locate our manufacturing facilities in regions that offer both low operating costs and close proximity to our customers to facilitate collaboration on product development activities and shorten product delivery times.

The market for semiconductor wafers is large and growing. According to Gartner, Inc., or Gartner, the merchant semiconductor silicon wafer market in 2012 was approximately $9 billion worldwide and is expected to grow at a 5.1% compound annual growth rate, or CAGR, from 2012 to 2017, reaching approximately $12 billion by 2017. This growth in semiconductor wafer demand has been largely attributable to the proliferation of mobile devices such as smart phones and tablets. These devices require semiconductors that are energy efficient, low cost, high performance and highly integrated into a small footprint. Semiconductors offering those characteristics increasingly require EPI and SOI wafers. We believe that the combination of our process technology expertise in EPI and SOI wafer manufacturing with our capital efficiency provides us with significant opportunities as the markets for EPI and SOI wafers continue to grow.

The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only five major suppliers today, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG, LG Siltron and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner. This consolidation is due in large part to the significant increase in the capital investment and manufacturing capacity needed to compete effectively. We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner. We believe this improvement is in large part the result of our emphasis on technology and product innovation and customer service, as well as consistently delivering high quality wafers that meet our customers evolving requirements. We believe we are well positioned to continue to expand our market share and capitalize on the increasing demand for more advanced wafer products. We generated net sales of $934.2 million and $1,198.3 million, net income (loss) attributable to SSL of $121.3 million and $(557.9) million and Adjusted EBITDA of $74.9 million and $170.2 million, in 2012 and 2011, respectively. For the six months ended June 30, 2013, we generated net sales of $476.4 million, net loss attributable to SSL of $23.7 million and Adjusted EBITDA of $53.4 million. See “Summary Historical and Pro Forma Financial Data” for the definition of Adjusted EBITDA, the reason for its inclusion and a reconciliation from net income (loss) attributable to SSL to Adjusted EBITDA.

Industry Overview

Semiconductor devices are at the core of modern electronics. According to Gartner, the total semiconductor market worldwide was $300 billion in 2012. These devices include microprocessors, memory, analog, mixed-signal and radio frequency, or RF, integrated circuits, discrete, application specific integrated circuits, microelectromechanical systems, or MEMS, and image sensors. Recent semiconductor growth has been largely attributable to the proliferation of mobile devices, which has driven the need for low cost, high performance semiconductors that provide efficient power consumption and a reduced footprint. In order to meet these demands, technology innovation in the semiconductor industry has continued at a strong pace over the past decade, resulting in shrinking process geometries, larger wafer sizes, more stringent technical specifications and the introduction of advanced substrates and device structures. In addition to continued growth in the mobile device market, future semiconductor industry growth is expected to be further driven by new and emerging markets and applications, such as in the healthcare and automotive industries, which are increasingly incorporating advanced technologies in their services and products.

Semiconductor wafers are increasingly required to meet specific performance characteristics. For example, semiconductors used in applications such as mobile devices and cloud infrastructure are increasingly requiring EPI wafers, which enable lower power consumption due to their near perfect surface characteristics. According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.6 billion in 2012 to $4.9 billion in 2017, representing a 6.5% CAGR. Similarly, demand for SOI wafers is growing as a result of the ability of SOI wafers to improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. According to the SOI Industry Consortium, the total available market for SOI wafers is expected to double over the next five years, driven by the increased penetration in mobile system-on-chips and RF devices. As a semiconductor wafer manufacturer focused on advanced EPI and SOI product solutions, we believe we are well positioned to capitalize on the growth opportunities resulting from industry consolidation and the increasing demand for EPI and SOI wafers.

Our Strengths

Our strengths as a manufacturer of semiconductor wafers include the following:

History of product innovation and process technology expertise.    We have a more than 50 year history, under the MEMC brand, of product innovation, including achieving several major advancements in the semiconductor wafer industry, such as the development of the dislocation-free CZ silicon crystal growth process and the CMP process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. We have developed advanced substrates such as EPI wafers and, more recently, SOI wafers to maintain our history of product innovation. We have also developed significant technology expertise in wafer manufacturing processes, including diamond wire cutting, integrated software-enabled tooling and flexible equipment processes supporting the manufacture of semiconductor wafers with various diameters.

Broad product portfolio.    We have developed a broad product portfolio. Our products include polished, EPI, SOI, perfect silicon and magic denuded zone, or MDZ, wafers ranging in diameter from 100mm to 300mm. Our process capabilities provide us with the ability to customize our products to address the specific performance characteristics required by our customers. For example, as one of only three primary SOI wafer suppliers, we are capable of satisfying all of our customers’ wafer requirements in microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors.

Extensive global footprint with close customer collaboration.    We have an established global manufacturing network consisting of eight facilities located in Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have located our facilities in areas that offer a combination of low operating costs and highly educated work forces in close proximity to our customers. This “local” presence enables us to collaborate with our customers on product design and development activities and shorten product delivery and response times. Our diverse global footprint also enables us to mitigate risk in the event of natural disasters or other occurrences that can disrupt manufacturing.

Established relationships with blue chip customers.    We work with all of the major semiconductor device manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries. Our continued focus on developing strong customer relationships has resulted in several awards from our key customers. For example, we were the only company in 2012 to receive supplier excellence awards from each of Samsung, TSMC and Analog Devices based on our performance, quality, service and support. We collaborate with our customers on their research and development, or R&D, activities, allowing us to develop wafer products that meet their product design expectations rapidly and efficiently.

Company-wide focus on capital efficiency and maintaining a lean operating culture.    We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. Our engineers’ understanding of both the science and operation of the tools within our factories enables us to streamline equipment controls, software interfaces and operational parameters to improve the productivity of our equipment. We have also designed our manufacturing processes to be flexible and scalable with low to moderate additional capital investment necessary to pursue new opportunities or increase capacity. We continue to focus on improving our equipment productivity through our Overall Equipment Effectiveness program, which has improved our safety, customer satisfaction and on-time delivery and reduced facility disruptions.

Experienced management team with extensive expertise.    Our top eight senior managers average 25 years of relevant experience from multiple segments of the semiconductor industry, having joined us from leading technology companies including General Electric, Intel and Motorola. In addition, we have a large and technologically proficient professional staff with approximately 720 engineers, of whom over 125 focus solely on R&D and approximately 45 have Ph.Ds.

Our Business Strategy

Our goal is to continue to be a market leader and increase our market share in the large and growing semiconductor wafer industry. Key elements of our strategy include:

Extending our product and process technology leadership.    We are focused on developing leading edge technologies for the semiconductor wafer market. As our customers’ needs evolve with decreasing transistor sizes, increasing degrees of integration and ongoing pressures for cost reduction, the requirements and specifications for semiconductor wafers are also evolving. We are investing in new product and process technologies to be able to offer products with enhanced features, such as flatness, uniformity, resistivity and reduced defects. For example, we are making substantial investments to further our 200mm and 300mm SOI product offerings for below 20 nanometer process technologies, as well as next generation 300mm EPI wafers with advanced performance characteristics for wireless applications.

Increasing our customer penetration and market share.    We intend to increase our customer penetration by enhancing our global sales, design and technical support organizations and leveraging our broad product portfolio. We are also focused on capitalizing on attractive new opportunities with current and new customers in emerging applications. For example, we are working closely with customers to design product solutions that enable continued transistor scaling and include 3-D transistors and Fully Depleted SOI planer transistors, as well as to address process issues related to the introduction of new materials in wafer fabrication and advanced lithography. In addition, we are developing wafer solutions that enable integration of multiple functions, such as logic, memory and analog, on the same chip.

Continuing to deliver high quality customer service.    We intend to continue our increased focus on delivering high quality customer service and manufacturing flexibility by leveraging our “local” presence that results from our diverse geographic footprint. We are focused on enhancing our established quality assurance programs and dedicated services and support staff in order to continue responding quickly to changing demands and product cycles of our customers.

Maintaining focus on operational improvements.    We intend to continue our focus on maintaining a lean operating environment and capital efficiency. We believe our Overall Equipment Effectiveness program and other operational improvements have enabled us to improve lead times across the supply chain, as well as our performance with respect to safety, customer satisfaction and on-time delivery and reduced facility disruptions. These improvements have freed up capacity, reduced costs and significantly improved equipment reliability. Our lean operating structure positions us to add production capacity as needed at low to moderate incremental capital expense by optimizing equipment utilization.

Capitalizing on the benefits of being an independent entity.    We believe that being a separately traded public company will enable us to be a more focused business with the ability to target our investment and research initiatives solely on semiconductor wafers. We expect our independence will also allow us to align the interests and incentives of our employees exclusively with the success of our business and better position us for further consolidation in the industry.

Structure and Formation of Our Company

Overview

Prior to the completion of this offering, SSL is a wholly-owned subsidiary of SunEdison. Prior to or simultaneously with the completion of this offering, we and SunEdison will engage in a series of transactions, which are designed to transfer the ownership of the semiconductor materials business as currently operated by SunEdison to us, facilitate this offering and enable us to raise necessary capital to pay SunEdison for such asset transfer and repay our existing indebtedness, including intercompany indebtedness (other than ordinary course trade payables) owed to SunEdison. We collectively refer to the transactions undertaken as part of our initial formation as summarized below throughout this prospectus as the Formation Transactions:

•	SSL was incorporated as a public limited company in the Republic of Singapore on , 2013. SSL is the parent company of SunEdison Semiconductor, Inc., which is our principal U.S. operating subsidiary, and our other U.S. and foreign subsidiaries.

•	SunEdison will contribute all of the outstanding capital stock of its subsidiaries that own and operate its semiconductor materials business and all of the assets primarily related to its semiconductor materials business and held by SunEdison to SSL in exchange for consideration consisting of ordinary shares and a cash payment of $ million, which consideration is intended to be equal to the value of such capital stock and assets.

•	All outstanding intercompany balances and indebtedness (other than ordinary course trade payables) between SunEdison and us will be settled.

•	We will enter into supply, transition services, intellectual property licensing, tax sharing and other commercial agreements with SunEdison and certain of its subsidiaries. See “Certain Relationships and Related Party Transactions.”

We collectively refer to the transactions undertaken to finance the Formation Transactions and otherwise provide us with future liquidity as summarized below throughout this prospectus as the Financing Transactions:

•	$ million of the net proceeds from this offering together with $ million of borrowings under a new senior secured term loan from financial institutions will be used to fund the cash payment to SunEdison that will serve as portion of the consideration for the asset transfers contemplated as part of the Formation Transactions.

•	We will use approximately $ million of the net proceeds of the Financing Transactions to repay existing third party indebtedness that we associate with the semiconductor materials business and retain approximately $ million as cash on our balance sheet. The third party indebtedness consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by our Japanese subsidiary. The notes mature at various times between 2013 and 2017, and the aggregate outstanding principal amount of the notes was $12.4 million as of June 30, 2013.

•	We will enter into a new revolving credit facility with financial institutions that will provide for up to $ million of borrowings for working capital purposes.

For ease of reference, we sometimes collectively refer to the Formation Transactions and the Financing Transactions throughout this prospectus as the Transactions.

We are pursuing this offering and the other Transactions at the direction of SunEdison. We believe that SunEdison expects that it will be able to use the net proceeds it receives from this offering and related

Transactions to accelerate its solar energy development projects. Additionally, we believe SunEdison is undertaking the Transactions in an effort to maximize the value of its businesses by enabling each business to focus on its respective core competencies, key markets and customers, to optimize its capital structure and to enhance its access to capital and provide investors with better transparency into each underlying business. We believe that being a separately traded public company will enable us to be a more focused business with the ability to target our investment and research initiatives solely on semiconductor wafers. We expect this independence to also allow us to align the interests and incentives of our employees exclusively with the success of our business and better position us to compete effectively in light of consolidation in the industry. We are entering into the new senior secured term loan and revolving credit facility in order to provide us with sources of future liquidity for growing our business, as well as fund a portion of the cash consideration to SunEdison for transferring the semiconductor materials business to us.

Upon completion of the Transactions, including this offering, purchasers of our ordinary shares in this offering will own ordinary shares representing         % of our outstanding ordinary shares (or         % if the underwriters’ over-allotment option is exercised in full) and SunEdison will own ordinary shares representing         % of our outstanding ordinary shares (or         % if the underwriters’ over-allotment option is exercised in full).

Sources and Uses of Funds

The following table illustrates the estimated sources and uses of the funds necessary to complete the Transactions, assuming they were completed as of June 30, 2013. Actual amounts may vary from estimated amounts.

Sources of Funds			Uses of Funds
(in millions)
New senior credit facility: (1)
Revolving credit facility		$—	Cash payment to SunEdison (3)	$
Term loan			Repayment of subsidiary bank
Ordinary shares offered hereby (2)			indebtedness (4)
Cash to balance sheet (5)
Estimated fees and expenses (6)

Total sources	$		Total uses	$

(1)	In connection with the Financing Transactions, we intend to enter into a new senior credit facility that will include a revolving credit facility for borrowings of up to $ million. We do not expect to have any outstanding borrowings under this revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior credit facility but expect to obtain such commitments over the next several months. See “Description of Certain Indebtedness—New Senior Credit Facility.”

(2)	Assumes an initial public offering price of $ per ordinary share, which is the midpoint of the price range listed on the cover page of the prospectus.

(3)	$ million of the net proceeds from this offering together with $ million of borrowings under our new senior secured term loan will be used to fund the cash payment. The cash payment and the ordinary shares to be issued to SunEdison represent the consideration paid to SunEdison in exchange for the assets of its semiconductor materials business contributed to SSL.

(4)	Consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by our Japanese subsidiary. The notes mature at various times between 2013 and 2017, and the aggregate outstanding principal amount of the notes was $12.4 million as of June 30, 2013.

(5)	We may use such net proceeds for working capital and other general corporate purposes. See “Use of Proceeds.”

(6)	The estimated fees and expenses include underwriting discounts and commissions and our estimated legal, accounting and other expenses associated with the Transactions.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	our business depends on the semiconductor device industry, and when that industry experiences one of its cyclical downturns, our sales are likely to decrease and we could be forced to reduce our prices without being able to reduce costs, including fixed costs, all of which could materially adversely affect our business, financial condition and results of operations;

•	if we fail to meet changing customer demands or achieve market acceptance for new products, we may lose customers and our sales could suffer;

•	a significant reduction in, or loss of, purchases by any of our top customers could materially adversely affect our business, financial condition and results of operations;

•	semiconductor wafer prices have been volatile in recent years. If we are unable to reduce our manufacturing costs and operating expenses in response to declining prices, we may not be able to compete effectively;

•	we face intense competition in the industry in which we operate, including from competitors that have a greater market share than we do, which could materially adversely affect our business, financial condition and results of operations;

•	we are controlled by SunEdison, whose interests may conflict with yours, and this concentrated ownership of our ordinary shares will prevent you and other shareholders from influencing significant decisions; and

•	we are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Corporate Information

Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

Our principal office in Singapore is located at                 , Singapore, and our telephone number at that address is                 .

The Offering

Ordinary shares offered by us	shares.

Ordinary shares to be held by SunEdison immediately after this offering	shares.

Ordinary shares to be outstanding immediately after this offering	shares.

Option to purchase additional shares

We have agreed to allow the underwriters to purchase up to an additional                      ordinary shares from us, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from this offering to us will be approximately $             million, assuming an initial public offering price of $             per ordinary share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for the following purposes and in the following amounts:

•      approximately $             million will be used to provide a portion of the cash consideration paid to SunEdison in connection with its contribution to SSL of the semiconductor materials business; and

•      approximately $             million will be used to repay existing third party indebtedness relating to the semiconductor materials business owed to a bank by our Japanese subsidiary.

The remaining portion of the cash consideration paid to SunEdison in connection with its contribution to SSL of the semiconductor materials business will be funded from $             million of borrowings under our new senior secured term loan.

Dividend policy	We do not currently anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits. See “Dividend Policy.”

Proposed listing symbol	We intend to list our ordinary shares on under the symbol “WFR.”

Unless otherwise indicated, all information in this prospectus relating to the number of our ordinary shares to be outstanding immediately after this offering:

•	assumes no exercise by the underwriters of their option to purchase up to additional ordinary shares from us;

•	excludes an aggregate of ordinary shares reserved for issuance under the equity incentive plan we intend to adopt in connection with this offering; and

•	assumes an initial public offering price of $ per ordinary share, which is the midpoint of the price range listed on the cover of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical statement of operations data and balance sheet data as of and for the years ended December 31, 2012 and 2011 have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical statement of operations data and balance sheet data as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012 were derived from our unaudited combined financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical financial statements as of and for the years ended December 31, 2012 and 2011, as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012 are intended to represent the financial results of SunEdison’s semiconductor materials business that will be contributed to us as part of the Transactions for those periods.

The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma statements of operations for the year ended December 31, 2012 and for the six months ended June 30, 2013 give effect to the Transactions (as described under “Prospectus Summary—Structure and Formation of Our Company”), including the completion of this offering and the application of the estimated net proceeds therefrom, as if they had occurred on January 1, 2012. The summary unaudited pro forma as adjusted balance sheet data as of June 30, 2013 give effect to the Transactions, including the completion of this offering and the application of the estimated net proceeds therefrom as if they had occurred on June 30, 2013. See “Unaudited Pro Forma Consolidated Financial Statements” for additional information.

Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

The combined financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of the Transactions, including this offering. The summary unaudited pro forma financial data are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

The information presented in the following table under the columns identified as “Pro Forma” and the caption “Other Financial Data” is not directly derived from the financial statements.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	Pro Forma			Pro Forma
	2012	2012	2011	2013	2013		2012
		(unaudited)		(unaudited)	(unaudited)		(unaudited)
	(in millions)
Statement of Operations Data:
Net sales to non-affiliates	$927.4	$	$1,051.3	$471.3	$		$454.5
Net sales to affiliates	6.8		147.0	5.1			3.3
Cost of goods sold	852.4		1,023.3	422.5			425.8

Gross profit	81.8		175.0	53.9			32.0
Operating expenses:
Marketing and administration	100.7		129.9	48.4			52.2
Research and development	33.4		38.2	18.7			16.1
Restructuring (reversals) charges	(149.6)		284.5	(5.5)			—
Gain on receipt of property, plant and equipment	(31.7)		—	—			—
Long-lived asset impairment charges	1.5		234.7	—			—

Operating income (loss)	127.5		(512.3)	(7.7)			(36.3)

Non-operating expenses (income):
Interest expense	1.0		5.9	0.3			0.5
Interest income	(0.7)		(1.0)	(0.2)			(0.4)
Interest (income) expense, net-affiliates	(2.2)		1.8	(0.8)			(0.9)
Other, net	3.1		(0.8)	(4.1)			1.4

Total non-operating expenses (income)	1.2		5.9	(4.8)			0.6

Income (loss) before income tax expense	126.3		(518.2)	(2.9)			(36.9)
Income tax expense	3.6		37.4	18.5			1.8

Net income (loss)	122.7		(555.6)	(21.4)			(38.7)
Net (income) loss attributable to noncontrolling interests(1)	(1.4)		(2.3)	(2.3)			0.2

Net income (loss) attributable to SSL	$121.3	$	$(557.9)	$(23.7)	$		$(38.5)

Basic (loss) income per share(2)	N/A	$	N/A	N/A	$		N/A
Diluted (loss) income per share(2)	N/A	$	N/A	N/A	$		N/A

Other Financial Data:
Adjusted EBITDA(3) (unaudited)	$74.9	$	$170.2	$53.4	$		$27.3

					As of June 30, 2013
					Actual		Pro Forma As Adjusted
					(unaudited)		(unaudited)
Balance Sheet Data:
Cash and cash equivalents						$55.2	$
Working capital(4)						(29.9)
Property, plant and equipment, net						736.3
Total assets						1,355.8
Total liabilities						579.4
Total equity						776.4

(1)	Represents the 20% interest held by our partner in our consolidated joint venture in South Korea known as MEMC Korea Company.

(2)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is million, which represents the number of our ordinary shares outstanding immediately following the completion of the Transactions.

(3)	Adjusted EBITDA is a non-GAAP financial measure. This measurement should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as earnings before net interest expense, income tax expense, depreciation and amortization, restructuring (reversals) charges, gain on receipt of property, plant and equipment, long-lived asset impairment charges and stock compensation expense. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider in assessing our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect our operating performance. Because it omits the other items, we believe Adjusted EBITDA is also more reflective of our on-going operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our combined operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for restructuring (reversals) charges, gains on receipt of property, plant equipment, asset impairment charges and stock compensation expense factors that we do not consider indicative of future performance;

•	although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following table presents a reconciliation from net income (loss) attributable to SSL to Adjusted EBITDA:

	Fiscal Year Ended December 31,			Six Months Ended June 30,
		Pro Forma			Pro Forma
	2012	2012	2011	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net income (loss) attributable to SSL	$121.3	$	$(557.9)	$(23.7)	$	$(38.5)
Add:
Interest expense, net	(1.9)		6.7	(0.7)		(0.8)
Income tax expense	3.6		37.4	18.5		1.8
Depreciation and amortization	118.7		144.3	58.3		59.0
Restructuring (reversals) charges	(149.6)		284.5	(5.5)		—
Gain on receipt of property, plant and equipment	(31.7)		—	—		—
Long-lived asset impairment charges	1.5		234.7	—		—
Stock compensation expense	13.0		20.5	6.5		5.8

Adjusted EBITDA	$74.9	$	$170.2	$53.4	$	$27.3

(4)	Working capital is defined as our current assets minus current liabilities. As of June 30, 2013, our current assets included accounts receivable due from SunEdison of $19.4 million and our current liabilities included accounts payable to SunEdison of $111.9 million. All of these intercompany balances (other than ordinary course trade payables) will be settled in connection with the Transactions. Excluding these amounts, our working capital would have been $62.6 million as of June 30, 2013.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

Our business depends on the semiconductor device industry, and when that industry experiences one of its cyclical downturns, our sales are likely to decrease and we could be forced to reduce our prices without being able to reduce costs, including fixed costs, all of which could materially adversely affect our business, financial condition and results of operations.

Our business depends in large part upon the market demand for our customers’ semiconductor devices that are utilized in electronics applications. The semiconductor device industry is subject to cyclical and volatile fluctuations in supply and demand and in the past has periodically experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. For example, in the second half of 2011, demand for wafers for semiconductor applications began to slow and dropped by approximately 15% in the fourth quarter of 2011 as compared to the third quarter of 2011, according to SEMI Silicon Manufacturers Group. Similarly, although demand stabilized during the first half of 2012, it dropped again during the second half of 2012. If the current market softness continues or the semiconductor device industry continues to experience frequent downturns, we will face pressure to reduce our prices, and we may need to further rationalize capacity and attempt to reduce our fixed costs. If we are unable to reduce our costs sufficiently to offset reductions in prices and sales volumes, our business, financial condition and results of operations will be materially adversely affected.

If we fail to meet changing customer demands or achieve market acceptance for new products, we may lose customers and our sales could suffer.

The industry in which we operate changes rapidly. Changes in our customers’ requirements means that we must adapt to new and more demanding technologies, product specifications and sizes, as well as manufacturing processes. Our ability to remain competitive depends upon our ability to continue to differentiate our products based on size, flatness, reduced defects, crystal properties and electrical characteristics and develop technologically advanced products and processes. Although we expect to continue to make significant investments in R&D, we cannot assure you that we will be able to successfully introduce, market and cost-effectively manufacture new products, or that we will be able to develop new or enhanced products and processes that satisfy our customers’ needs. If we are unable to adapt to changing customer demands, or if new products that we develop do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

A significant reduction in, or loss of, purchases by any of our top customers could materially adversely affect our business, financial condition and results of operations.

Three customers accounted for approximately 20%, 13% and 11%, respectively, of our net sales to non-affiliates in 2012 and our top 10 customers accounted for 68% of our net sales to non-affiliates in 2012. Sales to our customers are generally governed by purchase orders or, in certain cases, short-term agreements that include pricing terms and estimated quantity requirements. We do not generally have long-term agreements with our customers, nor are our customers obligated to purchase a minimum quantity of wafers from us. We are exposed to the risk of reduced sales if our customers reduce their demand for our products, including as a result of cyclical fluctuations or competitive factors. Our business, financial condition and results of operations could materially suffer if we experience a significant reduction in, or loss of, purchases by any of our top customers.

Semiconductor wafer average selling prices have been volatile in recent years. If we are unable to reduce our manufacturing costs and operating expenses in response to declining prices, we may not be able to compete effectively.

Semiconductor wafer average selling prices have been volatile in recent years. Our semiconductor wafer average selling prices increased by 5.3% in 2011 as compared to our average selling prices in 2010 primarily due to the effects of the earthquake and tsunami in Japan, while our average selling prices decreased by approximately 10.1% in 2012 as compared to prices in 2011. In addition, consolidation within the semiconductor industry has also increased the pricing power of our customers over time, resulting in downward pressure on wafer average selling prices. When average selling prices decline, our net sales and gross profit also decline unless we are able to reduce the cost to manufacture our products or sell more products. As a result, the success of our business depends, in part, on our continuous reduction of manufacturing costs and leveraging of operating expenses to maintain or improve profitability, particularly during times of declining prices. If we are not able to reduce our manufacturing costs and leverage our operating expenses sufficiently to offset any future price erosion, or if we are unable to offset price erosion by increasing our sales and expanding our market share, our business, financial condition and results of operations could be materially adversely affected.

We face intense competition in the industry in which we operate, including from competitors that have a greater market share than we do, which could materially adversely affect our business, financial condition and results of operations.

We face intense competition in the semiconductor wafer industry from established manufacturers throughout the world, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG and LG Siltron. Some of our competitors have greater financial, technical, engineering and manufacturing resources than we do, enabling them to develop products that currently, and may in the future, compete favorably against our products in terms of design, quality and performance. Our larger competitors may also be able to produce wafers at a lower per unit cost due to economies of scale and have greater influence than we do on market prices. In addition, certain of our competitors may have a perceived advantage in the market with respect to the quality of their products. We expect that all of our competitors will continue to improve the design and performance of their products and introduce new products with competitive price and performance characteristics. Our failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing processes are highly complex and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously being modified or maintained in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production, result in losses of products in process and harm our reputation. In addition, as system complexity and production changes have increased, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. We cannot assure you that we will not experience bottlenecks or production or transition difficulties in the future. Such incidents, if they occur, could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to match our manufacturing capacity and output to demand for our products, our business, financial condition and results of operations could be materially adversely affected.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, making it difficult to estimate future requirements for manufacturing capacity. During periods of high demand for our products, we may experience a shortage of capacity and an increase in lead times for delivery of our products to our customers, or an inability to deliver the required number of products. When our manufacturing facilities are operating at high capacity, we may also experience disruptions, problems or inefficiencies in our manufacturing processes due to over utilization, potentially resulting in loss of sales and damage to relationships with customers. In addition, increases in our manufacturing capacity based on anticipated growth in demand for our products may exceed demand requirements, leading to overcapacity and excessive fixed costs. Lower than expected demand for our products may also lead to excessive inventory, which could result in write-offs of inventory and losses on products. In the past, overcapacity for certain products or technologies and cost optimization have led us to close or shutter manufacturing facilities and, as a result, to incur impairment and restructuring charges and other related closure costs. For example, we implemented a restructuring and cost reduction plan in 2011, which included shuttering our Merano, Italy polysilicon facility in December 2011, and incurred restructuring charges of $284.5 million and long-lived asset impairment charges of $234.7 million in 2011 primarily related thereto. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

Because our customers generally require that they qualify a facility before we can begin manufacturing products for them at that facility, we may not be able to quickly transfer production of specific products from one of our manufacturing facilities to another in the event of an interruption or lack of capacity at any of our facilities, which could result in lost sales and damage to customer relationships.

It typically takes three to six months for our customers to qualify one of our manufacturing facilities to produce a specific product, but it can take up to one year depending upon a customer’s requirements. While in many cases multiple sites are qualified for a particular product to allow flexibility, an interruption of operations or lack of available capacity at any of our manufacturing facilities could result in delays in or cancellations of shipments of products in the event only one facility is qualified to manufacture such products. A number of factors could cause interruptions or lack of capacity at a facility, including extreme weather conditions, such as hurricanes or earthquakes, equipment and power failures, shortages of raw materials or supplies or transportation logistic complications. We have had interruptions of our manufacturing operations for some of these reasons in the past and could have such interruptions again in the future. For example, production at our Japanese facility was disrupted as a result of the March 2011 earthquake and tsunami. If we experience an interruption or lack of capacity at any of our manufacturing facilities for any reason, it could result in lost sales and damage to customer relationships, which could materially and adversely affect our business, financial condition and results of operations.

Our business may be harmed if we fail to properly protect our intellectual property or infringe on the intellectual property rights of third parties.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know-how and on our ability to operate without infringing on the proprietary rights of third parties. We seek to protect our intellectual property rights based on trade secrets and patents as part of our ongoing R&D and manufacturing activities. We cannot be certain, however, that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights.

Any future litigation to enforce patents issued to us, to protect trade secrets or know-how possessed by us or to defend ourselves or to indemnify others against claimed infringement of the rights of others could have a material adverse effect on our business, financial condition and results of operations. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. We are presently involved in one case involving allegations of patent infringement by us. See “Business—Legal Proceedings.” Regardless of the validity or successful outcome of that intellectual property claim or any future claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties. If we lose any such litigation where we are alleged to infringe the rights of others, we may be required to pay substantial damages, seek licenses from others, or change or stop manufacturing or selling some of our products. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may become involved in other litigation and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

In addition to litigation related to our intellectual property rights, we have in the past and may in the future be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, employment claims and tax examinations, some of which may claim significant damages or cause us reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceeding. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, such proceedings are often expensive, time-consuming, disruptive to normal business operations and require significant attention from our management.

Because SSL is incorporated in Singapore and we manufacture and sell a substantial portion of our products outside of the United States, we are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Foreign economic downturns have affected our results of operations in the past and could affect our results of operations in the future. In addition, other factors relating to the operation of our business outside of the United States may have a material adverse effect on our business, financial condition and results of operations in the future, including:

•	fluctuations in exchange rates;

•	the imposition of governmental controls or changes in government regulations, including tax regulations;

•	difficulties in enforcing our intellectual property rights;

•	export license requirements;

•	restrictions on the export of technology;

•	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act and export control laws;

•	difficulties in achieving headcount reductions due to unionized labor and works councils;

•	restrictions on transfers of funds and assets between jurisdictions;

•	geo-political instability; and

•	trade restrictions, import/export duties and changes in tariffs.

In the future we may seek to expand our presence in certain foreign markets or enter emerging markets. Evaluating or entering into an emerging market may require considerable management time, as well as start-up expenses for market development before any significant sales and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and the other risks noted above. The impact of any one or more of these factors could materially adversely affect our business, financial condition and results of operations.

In addition, we currently operate under tax holidays and/or favorable tax incentives and rates in Taiwan and Malaysia. These tax holidays and incentives require us to meet certain minimum employment and investment criteria or thresholds in these jurisdictions. We cannot assure you that we will be able to continue to meet these criteria or thresholds or realize any net tax benefits from these tax holidays or incentives. If any of our tax holidays or incentives are terminated, our business, financial condition and results of operations could be materially adversely effected.

We are subject to periodic fluctuations in foreign currency exchange rates which could cause operating results and reported financial results to vary significantly from period to period.

Net sales to non-affiliates generated from outside of the United States, which represented approximately 85% of our net sales to non-affiliates for the six months ended June 30, 2013 and approximately 84% and 83% of our net sales to non-affiliates for 2012 and 2011, respectively, expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily related to the Japanese Yen, New Taiwan Dollar, Euro, Korean Won and Malaysian Ringgit. Because the majority of our sales are denominated in the U.S. dollar, if one or more competitors sells to our customers in a different currency than the U.S. dollar, we are subject to the risk that the competitors’ products will be relatively less expensive than our products due to exchange rate effects. In addition, a substantial portion of manufacturing and operating costs at our non-U.S. facilities are incurred in foreign currencies, principally the Japanese Yen, New Taiwan Dollar, Euro, Korean Won and Malaysian Ringgit. Unfavorable exchange rate fluctuations in any or all of these currencies may adversely affect the cost of our products and/or related operating expenditures.

Our results of operations are also impacted by currency exchange rate fluctuations to the extent that we are unable to match net sales received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net sales generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. To protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. We recognized net currency income (losses) totaling approximately $4.4 million for the six months ended June 30, 2013 and approximately ($4.2) million and $0.2 million for 2012 and 2011, respectively. Foreign currency exchange risks inherent in doing business in foreign countries could have a material adverse effect on our business, financial condition and results of operations.

In addition, we present our combined financial statements in U.S. dollars. As a result, we must translate the assets, liabilities, net sales and expenses of a substantial portion of our foreign operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our combined financial statements, even if their value has not changed in their local currency. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and equity.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. In addition, the market for engineers and other individuals with the required technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future implement initiatives designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. We may fail to realize the full benefits of, and could incur significant costs relating to, any such initiatives, which could materially adversely affect our business, financial condition and results of operations.

We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. During the fourth quarter of 2011, SunEdison committed to a series of actions to reduce its global workforce, right size its production capacity and accelerate operating cost reductions. In connection with that plan, we reduced our workforce by approximately 11% and shuttered our Merano, Italy polysilicon facility. We also implemented cost and workforce reductions and a facility realignment in 2009. As a result of these actions, we incurred restructuring charges of $284.5 million and long-lived asset impairment charges of $234.7 million in 2011. In addition, in 2012, we completed the transfer of certain of our manufacturing operations at our St. Peters, Missouri facility to our facility in Ipoh, Malaysia. We cannot assure you that we will realize the cost savings and productivity improvements we expect as a result of these or any future restructuring and cost improvement initiatives. Future initiatives to transfer or consolidate manufacturing operations could also involve significant start-up or qualification costs for new or repurposed facilities. The failure to realize the full benefits of, or the incurrence of significant costs relating to, restructuring initiatives could materially adversely affect our business, financial condition and results of operations.

Our dependence on single suppliers for polysilicon and other raw materials, equipment and supplies could harm our production output and increase our costs, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to meet our customers’ demand for our products depends upon obtaining adequate supplies of quality raw materials on a timely basis. We obtain several raw materials, equipment and supplies from sole suppliers. In addition, we obtain our requirements for polysilicon primarily from SunEdison’s Pasadena, Texas facility. In connection with this offering, we will enter into a supply agreement with SunEdison for the continued supply to us of polysilicon, however, that agreement is subject to certain conditions and termination rights. See “Certain Relationships and Related Party Transactions—Supply Agreement.” If for any reason SunEdison is unable to meet our demand for polysilicon, we will be required to seek other suppliers, which could result in manufacturing delays, an increase in our costs relating to obtaining polysilicon or a decrease in our manufacturing throughput or yields. Such an occurrence could have a material adverse effect on our business, financial condition and results of operations.

From time to time we have experienced limited supplies of certain other raw materials, equipment and supplies and may experience shortages in the future. A prolonged inability to manufacture or obtain raw materials, equipment or supplies, or increases in prices resulting from shortages of these materials, could have a material adverse effect on our business, financial condition and results of operations.

Payments required from us under leases and pursuant to minimum purchase obligations could have a material adverse effect on our business, financial condition and results of operations.

We have long-term annual lease obligations for certain facilities and minimum purchase requirements with certain suppliers of precursor raw materials, such as chemicals used in our production processes. In 2012, we made payments of approximately $62.4 million in the aggregate to fulfill minimum purchase and lease obligations. Our failure to satisfy required purchase and lease obligations, or our need to terminate any such contracts as a result of declining market demand or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants under our credit facilities may limit our current and future operations, and if we fail to comply with those covenants, the lenders could cause outstanding amounts to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

In connection with the Transactions, we expect to enter into a $         million senior secured term loan facility and a $             million revolving credit facility. These facilities contain certain restrictive covenants and conditions, including limitations on our ability to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	merge, consolidate or sell substantially all of our assets;

•	make acquisitions or other investments; and

•	make certain payments on indebtedness.

As a result of these covenants, we may be restricted in our ability to pursue new business opportunities or strategies or to respond quickly to changes in the semiconductor industry. A violation of any of these covenants would be deemed an event of default under our credit facilities. In such event, upon the election of the lenders, the loan commitments under our credit facilities would terminate and the loans and accrued interest then outstanding would be due and payable immediately. A default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient funds to repay such indebtedness or be able to obtain replacement financing on a timely basis or at all. These events could have a material adverse effect on our business, financial condition and results of operations. We also may need to negotiate changes to the covenants in our credit agreements in the future if there are material changes in our business, operations or financial condition, but we cannot assure you that we will be able to do so on terms favorable to us or at all.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness, including the credit facilities we expect to enter into in connection with the Transactions, depends on our financial condition and operating performance, which are subject to economic and competitive conditions and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our credit facilities or other indebtedness could terminate their commitments to loan money, or foreclose against the assets securing such borrowings, and we could be forced into bankruptcy or liquidation, in each case, which would have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous environmental laws and regulations, which could require us to incur environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of federal, state, local and foreign laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released into the environment at properties currently or previously owned or operated by us, at other locations during the transport of the materials or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims.

Groundwater and/or soil contamination has been detected at our facilities in St. Peters, Missouri and Merano, Italy, and we previously had contamination at two other facilities which has now been remediated. We believe we are taking all necessary remedial steps at the two facilities where contamination still exists and continue to monitor the other two facilities. We do not expect the costs of the ongoing monitoring at these sites to be material. In addition, if we decide to close a facility in the future, we could be subject to additional costs related to cleanup and/or remediation at that site in connection with closing the facility. As of June 30, 2013, we believe we have established adequate reserves relating to ongoing remediation activities and relating to cleanup and remediation measures that would need to be undertaken at our Merano, Italy polysilicon facility in the event we determine to permanently close that facility. Environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs and liabilities.

Labor disruptions could materially and adversely affect our business, financial condition and results of operations.

As of June 30, 2013, we had approximately 4,280 employees, approximately 1,400 of whom were unionized at our manufacturing facilities in St. Peters, Missouri; Merano, Italy; Novara, Italy; Utsunomiya, Japan; and Chonan, South Korea. In various countries, local law also requires our participation in works councils. While we have not experienced any material work stoppages at any of our facilities due to labor union activities in recent years, any stoppage or slowdown at any of these facilities could cause material interruptions in manufacturing, and we cannot be certain that alternate qualified capacity would be available on a timely basis or at all. As a result, labor disruptions at any of our facilities could materially and adversely affect our business, financial condition and results of operations.

We may incur unexpected product performance claims that could materially and adversely affect our business, financial condition and results of operations.

Product performance claims against us relating to defective products could cause us to incur significant repair or replacement expense. In addition, quality issues can have various other ramifications, including delays in the recognition of net sales, loss of net sales, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, all of which could materially and adversely affect our business, financial condition and results of operations.

Future acquisitions may present integration challenges, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record impairment charges, which may be significant.

If we find appropriate opportunities in the future, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures, fail to result in expected synergies or other benefits and absorb significant attention of our management that would otherwise be available for the ongoing development of our business.

In the event of any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets or finite-lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability of these assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then result in a material impairment charge negatively affecting our results of operations.

Risks Related to Our Separation from and Our Relationship with SunEdison

We are controlled by SunEdison, whose interests may conflict with yours, and this concentrated ownership of our ordinary shares will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, SunEdison will own          shares, or     %, of our outstanding ordinary shares (or     % if the underwriters exercise in full their option to purchase additional ordinary shares). Accordingly, SunEdison will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders, including the adoption of amendments to our memorandum and articles of association, the issuance of additional shares or other equity securities, the declaration and payment of dividends and the approval of mergers, reorganizations and disposals of a substantial part of our assets or business undertakings. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of SunEdison. SunEdison’s interests may conflict with your interests as a shareholder. For additional information about our relationships with SunEdison, you should read the information in “Certain Relationships and Related Party Transactions.”

Conflicts of interest between SunEdison and us could be resolved in a manner unfavorable to us.

Various conflicts of interest between SunEdison and us could arise. Many of our officers currently own stock in SunEdison, which in some cases are in excess of their ownership interests in our shares. In addition, upon the completion of this offering,             of our directors will be an officer or director of SunEdison.

Ownership interests of officers or directors of SunEdison in our ordinary shares, or a person’s service as either an officer or director of both companies, could create actual or potential conflicts of interest when those officers or directors are faced with decisions that could have different implications for SunEdison and us. These decisions could, for example, relate to:

•	corporate and business opportunities;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with SunEdison entered into in connection with the Transactions; and

•	determinations with respect to our tax returns.

Actual or potential conflicts of interest could also arise if we enter into any new commercial arrangements with SunEdison in the future. Our directors and officers who are also directors or officers of SunEdison may also face conflicts of interest with regard to the allocation of their time between SunEdison and us.

We have no recent operating history as an independent company upon which you can evaluate our performance and, accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.

Following the acquisition of SunEdison LLC in November 2009, we have operated as a business segment of SunEdison. Accordingly, we have no recent experience operating as an independent company and performing various corporate functions which were previously undertaken on a centralized basis by SunEdison, including human resources, tax administration, legal, treasury administration, investor relations, business development, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as equity compensation, income taxes, derivatives and pensions. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies such as ours in highly competitive markets.

Our historical combined financial statements may not be necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical combined financial statements and unaudited pro forma consolidated financial data included elsewhere in this prospectus have been created from SunEdison’s financial statements using our historical results of operations and bases of assets and liabilities as a business segment of SunEdison. In connection with the preparation of the historical combined financial statements and unaudited pro forma consolidated financial data, we made certain estimates, assumptions and allocations based on current facts, historical experience and various other factors. While we believe that these estimates, assumptions and allocations are reasonable under the circumstances, they are subject to significant uncertainties. This is primarily the result of the following factors:

•	our historical combined financial statements reflect expense allocations for certain support functions that are provided on a centralized basis within SunEdison, such as expenses for business technology, facilities, legal, finance, human resources, investor relations, business development, public affairs and procurement, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other SunEdison business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a stand-alone company;

•	our cost of debt and our capital structure will be different from that reflected in our historical combined financial statements;

•	increases will occur in our cost structure as a result of being a stand-alone public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	our effective income tax rate as reflected in our historical financial information may not be indicative of our future effective income tax rate.

Accordingly, the historical and pro forma financial information included elsewhere in this prospectus may not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a stand-alone company could have a material adverse effect on our business and share price.

Prior to the acquisition of SunEdison LLC in 2009, we were required to maintain internal control over financial reporting in a manner that met the standards of publicly traded companies as required by Section 404(a) of the Sarbanes-Oxley Act. However, since that time, we have not operated as a stand-alone public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our combined financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our ordinary shares could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We may not achieve some or all of the expected benefits of the Transactions.

We may not be able to achieve the full strategic and financial benefits expected to result from the Transactions, or such benefits may be delayed. These expected benefits include, but are not limited to, the following:

•	improving strategic and operational flexibility and increasing management focus on our business;

•	allowing us to adopt the capital structure and investment policy best suited to our financial profile and business needs; and

•	improving the alignment of management and employee incentives with performance and growth objectives of our business.

If we are unable to achieve the strategic and financial benefits expected to result from the Transactions, our business, financial condition and results of operations could be materially adversely affected.

Future sales or distributions of our shares by SunEdison could depress the price of our ordinary shares.

After this offering, and subject to the lock-up period described below, SunEdison may sell all or a portion of our ordinary shares that it owns or distribute those shares to its shareholders. Sales by SunEdison in the public market or distributions to its shareholders of substantial amounts of our ordinary shares, or the filing by SunEdison of a registration statement relating to a substantial amount of our ordinary shares, could depress the price of our ordinary shares. SunEdison has informed us that, at some time in the future, but no earlier than the expiration of the lock-up period, it may sell all or a portion of its ownership interest in us. SunEdison is not subject to any contractual obligation to maintain its ownership position in our shares, except that it has agreed not to sell or otherwise dispose of any of our ordinary shares for a period ending 180 days after the date of the final prospectus without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co., on behalf of the underwriters, subject to specified limited exceptions and extensions described in “Underwriting.” Consequently, SunEdison may decide not to maintain its ownership of our ordinary shares once the lock-up period expires.

In addition, SunEdison will have the right, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising their registration rights or selling a large number of shares, SunEdison could cause the price of our ordinary shares to decline.

If SunEdison sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our ordinary shares and we may become subject to the control of a presently unknown third party.

Following this offering, SunEdison will have the ability, should it choose to do so, to sell some or all of our ordinary shares that it owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. The Singapore Code on Takeovers and Mergers, or the Singapore Takeover Code, requires a general offer to be made to all shareholders of our Company in certain specific circumstances; however, there can be no assurance that any divestment by SunEdison of its ordinary shares in us would trigger the requirement to make a concurrent general offer, or that the new controlling shareholder would not be able to obtain a waiver from compliance with the provisions of the Singapore Takeover Code from the applicable Singapore regulatory authorities, or that the new controlling shareholder would be able to obtain a waiver from compliance with the requirements of the Singapore Takeover Code from applicable regulatory authorities, which may prevent you from realizing any change-of-control premium on your investment in our shares. Additionally, if SunEdison privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have actual or potential conflicts of interest with those of other shareholders. If SunEdison sells a controlling interest in our company to a third party, our indebtedness may be subject to acceleration and our commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial condition and results of operations.

SunEdison will provide a number of services to us pursuant to a transition services agreement. When such agreement terminates, we will be required to replace the services, and the economic terms of the new arrangements may be less favorable to us.

Under the terms of a transition services agreement that we will enter into with SunEdison in connection with the Transactions, SunEdison will provide us, for a fee, specified support services related to corporate functions such as risk management, communications, corporate administration, finance, accounting, audit, legal, information technology, human resources, compliance, employee benefits and stock compensation administration for an initial term of one to two years following the Transactions, unless earlier terminated or extended according to the terms of the agreement. When the transition services agreement terminates, we will be required to either enter into a new agreement with SunEdison or another services provider or assume the responsibility for these functions ourselves. At such time, the economic terms of the new arrangements may be less favorable than the arrangement with SunEdison under the transition services agreement, which may have a material adverse effect on our business, financial condition and results of operations.

For a summary of the material terms of the transition services agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

SunEdison’s rights as licensor under the intellectual property license agreements we will enter into in connection with the Transactions could limit our ability to develop and commercialize certain products if we fail to comply with our obligations under such agreements.

Under the intellectual property licensing agreements we will enter into in connection with the Transactions, SunEdison will license to us certain of its retained intellectual property rights applicable to manufacturing semiconductor wafers, including certain rights related to continuous Czochralski, or CCZ, diamond wire cutting and fluid bed reactor polysilicon, or FBR, excluding high pressure silane technology. If we fail to comply with our obligations under this license agreement and SunEdison exercises its right to terminate it, our ability to continue to research, develop and commercialize products incorporating that intellectual property will be limited. These termination rights may make it more difficult, time consuming or expensive for us to develop and commercialize certain new products, or may result in our products being later to market than those of our competitors.

For a summary of the material terms of the intellectual property license agreements, see “Certain Relationships and Related Party Transactions—Intellectual Property License Agreements.”

We are dependent on SunEdison to prosecute, maintain and enforce certain intellectual property.

Under the intellectual property license agreements, we expect that SunEdison will be responsible for filing, prosecuting and maintaining patents that SunEdison licenses to us. SunEdison also has the first right, and in some cases the sole right, to enforce such patents. In addition, with respect to the patents that we license to SunEdison, SunEdison will have the sole right to enforce the licensed patents if the enforcement relates to SunEdison’s solar energy business, subject to certain exceptions. If SunEdison fails to fulfill its obligations or chooses to not enforce the licensed patents under these agreements, we may not be able to prevent competitors from making, using and selling competitive products.

Risks Relating to Investments in Singapore Companies

We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

You may have difficulty enforcing judgments against us or certain of our directors and officers.

We are a Singapore-incorporated company, and a majority of our assets are located outside of the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States. In addition, certain of our officers and directors are or will be resident outside the United States.

As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in the United States in the Singapore, Malaysia, Taiwan, Japan or South Korean courts based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident officers and directors. In addition, there is uncertainty as to whether these courts would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States. It is also uncertain whether such courts would be competent to hear original actions brought against us or other persons predicated on the securities laws of the United State or any other state.

With respect to Singapore, there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States. In making a determination as to enforceability of a foreign judgment, the Singapore courts would have regard to whether the judgment was final and conclusive, given by a court of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless it was procured by fraud, or the proceedings in which such judgment was obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy. Accordingly, there can be no assurance that the

Singapore courts would enforce against us, our directors or our officers resident in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a Singapore-incorporated public company, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our memorandum and articles of association. In particular, we are required to comply with certain provisions of the Securities and Futures Act of Singapore, or the SFA, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. In addition, we are required to comply with the Singapore Takeover Code, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in control, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law are different from those applicable to a U.S.-incorporated company in material respects, and public shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than would otherwise apply to a U.S.-incorporated company. See “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

In addition, the application of Singapore law, in particular, the Singapore Takeover Code, may in certain circumstances impose more restrictions on us, our shareholders, directors and officers than would otherwise be applicable to a U.S.-incorporated company. For example, pursuant to the provisions of the Singapore Companies Act, minority shareholders holding 10% or more of our issued and outstanding voting rights may require the convening of an extraordinary general meeting of shareholders by our directors. If our directors fail to comply with such request within 21 days of the receipt thereof, minority shareholders holding 50% of the voting rights represented by the original requisitioning shareholders may proceed to convene such meeting, and we will be liable for the reasonable costs incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to the non-complying directors.

For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. We expect that prior to the completion of this offering, SunEdison, as our sole shareholder, will provide our directors with a general authority to allot and issue any number of new shares (whether as ordinary shares or preference shares) until the earlier of (i) the conclusion of our 2015 annual general meeting of shareholders, (ii) the expiration of the period within which the next annual general meeting is required to be held (i.e., within 18 months from our incorporation) or (iii) the subsequent revocation or modification of such general authority by our shareholders acting at an extraordinary general meeting duly convened for such purpose. Subject to the general requirements of the Singapore Companies Act and our memorandum and articles of association, the general authority given to our directors by SunEdison to allot and issues shares may be exercised by our directors to allot and issue shares on terms and subject to conditions as they deem fit to impose. Any additional issuances of new shares by our directors may adversely impact the market price of our ordinary shares.

Risks Related to this Offering and Ownership of Our Ordinary Shares

An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ordinary shares at an attractive price, or at all. The price for our ordinary shares in this offering will be determined by negotiations among SunEdison, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ordinary shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our ordinary shares, and it may impair our ability to attract and motivate our employees through equity incentive awards.

The price of our ordinary shares may fluctuate substantially.

You should consider an investment in our ordinary shares to be risky, and you should invest in our ordinary shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our ordinary shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our ordinary shares;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of ordinary shares by our shareholders, including SunEdison, our incurrence of additional debt or our failure to comply with the agreements governing our credit facilities;

•	reputational issues;

•	changes in general economic and market conditions in or any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in applicable laws, rules or regulations; and

•	announcements or actions taken by SunEdison as our principal shareholder.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our share price.

Sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have          ordinary shares outstanding. The ordinary shares offered in this offering will be freely tradable without restriction under the Securities Act, except that any ordinary shares that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining ordinary shares, representing     % of our total outstanding ordinary shares following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our executive officers and directors and SunEdison have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for our ordinary shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances). Deutsche Bank Securities Inc. and Goldman, Sachs & Co. may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

After this offering, SunEdison will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and SunEdison. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ordinary shares.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our equity securities pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations in this prospectus regarding executive compensation and the number of years included in our historical financial statements and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our ordinary shares may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our ordinary shares and the price for our ordinary shares may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

You will incur immediate dilution as a result of this offering.

If you purchase shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $         per share, representing the difference between the initial public offering price of $         per share and our pro forma net tangible book value per share as of June 30, 2013 after giving effect to the Transactions of $            . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Since SunEdison will own     % of our outstanding ordinary shares (or     % if the underwriters exercise in full their option to purchase additional shares), we are a “controlled company” under the rules of                 . As a result, we are exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of “independent directors,” as defined under the rules of                 , and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors. It is possible that the interests of SunEdison may in some circumstances conflict with our interests and the interests of holders of our ordinary shares. See “Risks Related to Our Separation from and Our Relationship with SunEdison—We are controlled by SunEdison, whose interests may conflict with yours. The concentrated ownership of our ordinary shares will prevent you and other shareholders from influencing significant decisions.”

We do not currently expect to pay any cash dividends for the foreseeable future.

We do not currently anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under the our credit facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase ordinary shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

The Singapore Takeover Code may impede a takeover of our company by a third party, which could adversely affect the value of our ordinary shares.

The Singapore Takeover Code contains provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million or more. Under the Singapore Takeover Code, any person acquiring, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Takeover Code. While the Singapore Takeover Code seeks to ensure fair and equal treatment of all shareholders in a takeover or merger situation, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares. While public companies that are not listed on a Singapore exchange may apply to the Securities Industry Council in Singapore for a waiver with respect to compliance with the Singapore Takeover Code, we currently do not intend to seek such a waiver.

CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States. There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States. In making a determination as to enforceability of a foreign judgment, the Singapore courts would have regard to whether the judgment was final and conclusive, given by a court of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, such foreign judgments would be enforceable in Singapore unless it was procured by fraud, or the proceedings in which such judgment was obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers resident in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

INDUSTRY AND MARKET DATA

We obtained the market and industry data and other statistical information used throughout this prospectus from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. In particular, we have based much of our discussion concerning the industry and market in which we operate on independent data, research opinions and viewpoints published by Gartner. We have based certain statements with respect to the SOI market on information from the SOI Industry Consortium, an organization comprised of leading companies from the electronics industry. We have also based certain statements with respect to demand for semiconductors and semiconductor applications on information from SEMI Silicon Manufacturers Group, a trade association serving the manufacturing supply chains for the microelectronics and photovoltaic industries, as well as Semiconductor Industry Association and World Semiconductor Trade Statistics, a trade association serving the U.S. semiconductor industry. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

The following table indentifies those statements included in this prospectus that are based on data published by Gartner together with the specific source of such data:

Statement	Source
“According to Gartner, Inc., or Gartner, the merchant semiconductor silicon wafer market in 2012 was approximately $9 billion worldwide and is expected to grow at a 5.1% compound annual growth rate, or CAGR, from 2012 to 2017, reaching approximately $12 billion by 2017.”	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 2Q13 Update, June 2013.

“The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only five major suppliers today, including Shin-Etsu Handotai, SUMCO Phoenix Corporation, Siltronic AG, LG Siltron, and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner.”	Gartner, Market Share: Silicon Wafers, Worldwide, 2012, June 2013.

“We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner.”	Gartner, Market Share: Silicon Wafers, Worldwide, 2012, June 2013.

“According to Gartner, the total semiconductor market worldwide was $300 billion in 2012.”	Gartner, Forecast Analysis: Automotive Electronics, Worldwide, 1Q13 Update, March 2013.

“According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.6 billion worldwide in 2012 to $4.9 billion in 2017, representing a 6.5% CAGR.”	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 2Q13 Update, June 2013.

“For example, according to Gartner, overall unit sales volumes for semiconductor silicon wafers worldwide declined in 2011 and 2012.”	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 2Q13 Update, June 2013.

“For example, in 2011, merchant semiconductor silicon wafer average selling prices worldwide increased by 12.8% as compared to prices in 2010, while average prices decreased by approximately 8.8% in 2012 as compared to prices in 2011, according to Gartner.	Gartner, Forecast: Semiconductor Silicon Wafers, Worldwide, 2Q13 Update, June 2013.

The Gartner reports described above, or the Gartner Reports, represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. At the request of Gartner, we have in certain circumstances used the term “epitaxial” instead of our defined term “EPI” in Gartner market data statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering and sale by us of              ordinary shares in this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for the following purposes and in the following amounts:

•	approximately $ million will be used to provide a portion of the cash consideration paid to SunEdison in connection with its contribution to SSL of the semiconductor materials business; and

•	approximately $ million will be used to repay existing third party indebtedness relating to the semiconductor materials business owed to a bank by our Japanese subsidiary.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of ordinary shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates the estimated sources and uses of the funds necessary to complete the Transactions, assuming they were completed as of June 30, 2013. Actual amounts may vary from estimated amounts.

Sources of Funds			Uses of Funds
(in millions)
New senior credit facility: (1)
Revolving credit facility		$—	Cash payment to SunEdison (3)	$
Term loan			Repayment of subsidiary bank
Ordinary shares offered hereby (2)			indebtedness (4)
Cash to balance sheet (5)
Estimated fees and expenses (6)

Total sources	$		Total uses	$

(1)	In connection with the Financing Transactions, we intend to enter into a new senior credit facility that will include a revolving credit facility for borrowings of up to $ million. We do not expect to have any outstanding borrowings under this revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior credit facility but expect to obtain such commitments over the next several months. See “Description of Certain Indebtedness—New Senior Credit Facility.”

(2)	Assumes an initial public offering price of $ per ordinary share, which is the midpoint of the price range listed on the cover page of this prospectus.

(3)	$ million of the net proceeds from this offering together with $ million of borrowings under our new senior secured term loan will be used to fund the cash payment. The cash payment and the ordinary shares to be issued to SunEdison represent the consideration paid to SunEdison in exchange for the assets of its semiconductor materials business contributed to SSL.

(4)	Consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by our Japanese subsidiary. The notes mature at various times between 2013 and 2017, and the aggregate outstanding principal amount of the notes was $12.4 million as of June 30, 2013.

(5)	We may use such net proceeds for working capital and other general corporate purposes.

(6)	The estimated fees and expenses include underwriting discounts and commissions and our estimated legal, accounting and other expenses associated with the Transactions.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not currently anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits.

Because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. In particular, the agreements governing our senior credit facilities that we expect to enter into in connection with the Transactions contain restrictions on the ability of our subsidiaries to make cash dividends to us.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2013 on (i) a historical basis and (ii) a pro forma as adjusted basis to give effect to the Transactions, including our issuance and sale of              ordinary shares in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes included elsewhere in this prospectus.

	June 30, 2013
	Actual	Pro Forma As Adjusted
	(in millions except share data) (unaudited)

Long-term debt (including current portion):
New senior credit facility: (1)
Revolving credit facility	$—		$—
Term loan	—
Intercompany borrowings (2)	76.0		—

Bank indebtedness of Japanese subsidiary	12.4		—

Total long-term debt	88.4

Equity:
Net SunEdison investment	$874.8		$—
Ordinary shares, no par value, no shares authorized, issued and outstanding, actual; authorized and issued and outstanding, as adjusted	—
Additional paid-in-capital	—

Retained earnings	—

Accumulated other comprehensive loss	(137.4)

Noncontrolling interest (3)	39.0

Total equity	776.4

Total capitalization (4)	$864.8	$

(1)	In connection with the Financing Transactions, we intend to enter into a new senior credit facility that will provide for a revolving credit facility for borrowings of up to $ million. We do not expect to have any borrowings outstanding under the revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior credit facility but expect to obtain such commitments over the next several months. See “Description of Certain Indebtedness—New Senior Credit Facility.”

(2)	As of June 30, 2013, we held notes receivable from certain of SunEdison’s subsidiaries in an aggregate amount of $181.6 million. All intercompany indebtedness (other than ordinary course trade payables) will be settled in connection with the Transactions.

(3)	Represents the 20% interest held by the other participant in our consolidated joint venture in South Korea known as MEMC Korea Company.

(4)	In addition to the consolidated capitalization reflected in this table, as of June 30, 2013, we had $55.2 million of cash and cash equivalents on an actual basis and $ million of cash and cash equivalents on a pro forma as adjusted basis.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range listed on the cover of this prospectus, would increase (decrease) the adjusted amount for each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as listed on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book value per ordinary share after giving effect to the Transactions, as discussed in “Prospectus Summary—Structure and Formation of Our Company.” Net tangible book value per share represents:

•	total assets less intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of ordinary shares outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering and the pro forma net tangible book value per share after giving effect to the Transactions. As of June 30, 2013, after giving effect to the Transactions, our pro forma net tangible book value was approximately $             million, or $             per share based on              million ordinary shares outstanding prior to this offering. This represents an immediate dilution of $             per share to investors purchasing our ordinary shares in this offering. The following table illustrates this dilution per share assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2013 after giving effect to the Transactions	$
Increase per share attributable to new investors

Pro forma net tangible book value per share as of June 30, 2013 after giving effect to this offering

Dilution per share to new investors		$

The following table summarizes, as of June 30, 2013, after giving effect to the Transactions, the number of ordinary shares we issued and sold, the total consideration we received and the average price per share paid to us by SunEdison, our sole shareholder prior to this offering, and by new investors purchasing ordinary shares in this offering. The table assumes an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
(in millions)
SunEdison		%	$	%	$
New investors

Total		100%	$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease net tangible book value by $             million, or $             per share, and would increase or decrease the dilution per share to purchasers in this offering by $            , based on the assumptions set forth above.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately     % and our new investors would own approximately         % of the total number of our ordinary shares outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future (including pursuant to the equity incentive plan we expect to adopt in connection with the completion of this offering) with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the Formation Transactions and Financing Transactions (collectively referred to herein as the Transactions) described below had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical combined financial statements of SunEdison’s semiconductor materials business included elsewhere in this prospectus. The historical financial statements as of and for the years ended December 31, 2012 and 2011, as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012 appearing elsewhere in this prospectus are intended to represent the financial results of SunEdison’s semiconductor materials business that will be contributed to us as part of the Transactions for those periods.

The unaudited pro forma consolidated statements of operations for 2012 and the six months ended June 30, 2013 have been derived from the financial data of SunEdison’s semiconductor materials business (as derived from the combined financial statements appearing elsewhere in this prospectus) and give pro forma effect to the Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2012. The unaudited pro forma consolidated balance sheet as of June 30, 2013 gives effect to the Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on June 30, 2013.

The unaudited pro forma consolidated financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma consolidated results of operations and our unaudited pro forma consolidated balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on us, and are based on assumptions that management believes are reasonable given the best information currently available.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	The contribution by SunEdison of all of the outstanding capital stock of its subsidiaries that own and operate its semiconductor materials business and all of the assets primarily related to its semiconductor materials business and held by SunEdison to SSL in exchange for consideration consisting of ordinary shares and a cash payment of $ million.

•	The settlement of all outstanding intercompany balances and indebtedness (other than ordinary course trade payables) between us and SunEdison.

The Financing Transactions for which we have made pro forma adjustments are as follows:

•	The sale of ordinary shares of SSL in this offering and the use of $ million of the net proceeds therefrom, together with $ million of borrowings under a new senior secured term loan from financial institutions, to fund the cash payment to SunEdison that will serve as a portion of the consideration for the asset transfers contemplated as part of the Formation Transactions.

•	The use of approximately $ million of the net proceeds of the Financing Transactions to repay existing third party indebtedness that we associate with the semiconductor materials business and the retention of approximately $ million as cash on our balance sheet. The third party indebtedness consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by our Japanese subsidiary. The notes mature at various times between 2013 and 2017, and the aggregate outstanding principal amount of the notes was $12.4 million as of June 30, 2013.

•	The execution of a new revolving credit facility with financial institutions that will provide us with up to $ million of borrowings for working capital purposes.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. Following this offering, SunEdison will continue to provide us with some of the services related to these functions on a transitional basis pursuant to a transition services agreement, and we expect to incur other costs to replace the services and resources that will not be provided by SunEdison. We generally expect to use these services for approximately one to two years following the completion of this offering, depending on the type of service and the location at which such service is provided. However, we may agree with SunEdison to extend the service periods or may terminate such service periods by providing prior written notice. We have not made any adjustments in these unaudited pro forma consolidated financial statements to reflect any potential changes to these allocated expenses as a result of the Transactions as we believe any such changes are not factually supportable at this time.

The unaudited pro forma consolidated statements of operations do not reflect certain non-recurring costs and expenses that we expect to incur in connection with the Transactions, including those related to the creation of a stand-alone infrastructure, facility separation costs, certain legal registration and patent assignment costs and professional fees. We expect these costs and expenses will range between approximately $            million to $            million and will be recorded by us in the period in which the Transactions are completed.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Prospectus Summary—Structure and Formation of Our Company,” “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes thereto included elsewhere in this prospectus.

SunEdison Semiconductor Ltd.

(Semiconductor Materials Business of SunEdison)

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2013

	Actual	Pro Forma Adjustments		Pro Forma
		Formation Transactions	Financing Transactions
	(in millions)
Statement of Operations Data:
Net sales to non-affiliates	$471.3	$	$	$
Net sales to affiliates	5.1
Cost of goods sold	422.5

Gross profit	53.9
Operating expenses:
Marketing and administration	48.4
Research and development	18.7
Restructuring (reversals) charges	(5.5)
Gain on receipt of property, plant and equipment	—
Long-lived asset impairment charges	—

Operating income (loss)	(7.7)

Non-operating expenses (income):
Interest expense	0.3
Interest income	(0.2)
Interest (income) expense, net-affiliates	(0.8)
Other, net	(4.1)

Total non-operating expenses (income)	(4.8)

Income (loss) before income tax expense	(2.9)
Income tax expense	18.5

Net income (loss)	(21.4)
Net (income) loss attributable to noncontrolling interests	(2.3)

Net (loss) income attributable to SSL	$(23.7)	$	$	$

Basic (loss) income per share	N/A
Diluted (loss) income per share	N/A

See Notes to Unaudited Pro Forma Consolidated Financial Statements

SunEdison Semiconductor Ltd.

(Semiconductor Materials Business of SunEdison)

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2012

	Actual	Pro Forma Adjustments		Pro Forma
		Formation Transactions	Financing Transactions
	(in millions)
Statement of Operations Data:
Net sales to non-affiliates	$927.4	$	$	$
Net sales to affiliates	6.8
Cost of goods sold	852.4

Gross profit	81.8
Operating expenses:
Marketing and administration	100.7
Research and development	33.4
Restructuring (reversals) charges	(149.6)
Gain on receipt of property, plant and equipment	(31.7)
Long-lived asset impairment charges	1.5

Operating income (loss)	127.5

Non-operating expenses (income):
Interest expense	1.0
Interest income	(0.7)
Interest (income) expense, net-affiliates	(2.2)
Other, net	3.1

Total non-operating expenses (income)	1.2

Income (loss) before income tax expense	126.3
Income tax expense	3.6

Net income (loss)	122.7
Net (income) loss attributable to noncontrolling interests	(1.4)

Net income (loss) attributable to SSL	$121.3	$	$	$

Basic (loss) income per share	N/A
Diluted (loss) income per share	N/A

See Notes to Unaudited Pro Forma Consolidated Financial Statements

SunEdison Semiconductor Ltd.

(Semiconductor Materials Business of SunEdison)

Unaudited Pro Forma As Adjusted Consolidated Balance Sheet

As of June 30, 2013

	Actual		Pro Forma Adjustments		Pro Forma As Adjusted
			Formation Transactions	Financing Transactions
	(in millions, except share data)
Assets
Current assets:	$		$	$	$
Cash and cash equivalents		55.2
Accounts receivable, net		117.9
Accounts receivable, affiliate		19.4
Inventories		127.4
Deferred tax assets		14.0
Prepaid and other current assets		21.6

Total current assets		355.5
Property, plant and equipment, net		736.3
Notes receivable, affiliate		181.6
Other assets		82.4

Total assets		$1,355.8	$	$	$

Liabilities and Equity
Current liabilities:
Current portion of long-term debt		$2.9	$	$	$
Accounts payable		99.7
Accounts payable, affiliate		111.9
Accrued liabilities		52.6
Accrued wages and salaries		32.8
Restructuring liabilities		85.5

Total current liabilities		385.4
Long-term debt, less current portion		9.5
Long-term debt, affiliate		76.0
Pension and post-employment liabilities		67.3
Restructuring liabilities		4.3
Other liabilities		36.9

Total liabilities		579.4

Equity:
Net SunEdison investment		874.8
Ordinary shares, no par value, shares authorized, shares issued and outstanding on a pro forma basis		—
Accumulated other comprehensive loss		(137.4)

Total SSL equity		737.4
Noncontrolling interests		39.0

Total equity		776.4

Total liabilities and equity		$1,355.8	$	$	$

See Notes to Unaudited Pro Forma Consolidated Financial Statements

SunEdison Semiconductor Ltd.

(Semiconductor Materials Business of SunEdison)

Notes to Unaudited Pro Forma Consolidated Financial Statements

(1)	Reflects the elimination of interest expense, net associated with both third party and intercompany indebtedness of $ million and $ million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, related to our historical interest expense, net included in our historical combined statements of operations. All of this indebtedness will be repaid or settled in connection with the completion of the Transactions.

(2)	Reflects the addition of interest expense (which includes amortization of deferred issuance costs) of $ million and $ million for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, related to borrowings in an aggregate amount of $ million under our new five-year term loan in connection with the Transactions at an assumed weighted-average effective interest rate of %, and the costs associated with our new $ million three-year revolving credit facility. The actual interest date on the term loan may vary from that assumed in the calculation of the pro forma amount and a 1⁄8% variance in the interest rate associated with the term loan would result in a $ and $ change in pro forma cash interest expense for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively.

(3)	As a result of our existing income tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred income taxes have been established, and no income tax has been provided related to the pro forma adjustments for the Transactions.

(4)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is million, which will be the number of our ordinary shares outstanding immediately following the completion of the Transactions.

(5)	Reflects the elimination of third party and intercompany indebtedness (other than ordinary course trade payables), accrued interest receivable, accrued interest payable and unamortized deferred debt issuance costs that will be repaid or settled by us in connection with the completion of the Transactions. These assets and liabilities are included in the historical combined balance sheet. The adjustment follows:

(in millions)	Debit/ (Credit)
Other noncurrent assets	$
Other current liabilities
Note receivable, affiliate
Long-term debt
Long-term debt, affiliate
Net SunEdison investment

$

(6)	Reflects borrowings of $ million aggregate amount under a new term loan in connection with the Transactions at an assumed weighted-average stated interest rate of %, as well as the deferred costs associated with both the incurrence of the term loan and the establishment of a $ million revolving credit facility. The term loan will have a five-year maturity and the revolving credit facility will have a three-year maturity. The adjustment follows:

(in millions)	Debit/ (Credit)
Cash and cash equivalents	$
Other noncurrent assets
Long-term debt
Net SunEdison investment

$

(7)	Reflects the transfer to us of SunEdison’s subsidiaries holding substantially all of the assets and liabilities of SunEdison’s Semiconductor Materials business in consideration for (i) all of the issued and outstanding our ordinary shares prior to this offering; and (ii) a cash payment of $ million. The adjustment follows:

(in millions)	Debit/ (Credit)
Cash and cash equivalents	$
Other noncurrent assets*
SunEdison net investment
Ordinary shares**
Additional paid-in capital

$

*	The long-term debt net of deferred issuance costs of $ million.
**	Represents million ordinary shares at no par value per share.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table shows selected historical combined financial data at the dates and for the periods indicated. The selected historical combined statement of operations data and balance sheet data as of and for the years ended December 31, 2012 and 2011 have been derived from our audited combined financial statements included elsewhere in this prospectus. The selected historical combined statement of operations data and balance sheet data as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012 were derived from our unaudited combined financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical financial statements as of and for the years ended December 31, 2012 and 2011, as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012 are intended to represent the financial results of SunEdison’s semiconductor materials business that will be contributed to us as part of the Transactions for those periods.

Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

The combined financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of the Transactions, including this offering.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the related notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

The information presented in the following table under the caption “Other Financial Data” is not directly derived from the financial statements.

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)
	(in millions)
Statement of Operations Data:
Net sales to non-affiliates	$927.4	$1,051.3	$471.3	$454.5
Net sales to affiliates	6.8	147.0	5.1	3.3
Cost of goods sold	852.4	1,023.3	422.5	425.8

Gross profit	81.8	175.0	53.9	32.0
Operating expenses:
Marketing and administration	100.7	129.9	48.4	52.2
Research and development	33.4	38.2	18.7	16.1
Restructuring (reversals) charges	(149.6)	284.5	(5.5)	—
Gain on receipt of property, plant and equipment	(31.7)	—	—	—
Long-lived asset impairment charges	1.5	234.7	—	—

Operating income (loss)	127.5	(512.3)	(7.7)	(36.3)

Non-operating expenses (income):
Interest expense	1.0	5.9	0.3	0.5
Interest income	(0.7)	(1.0)	(0.2)	(0.4)
Interest (income) expense, net-affiliates	(2.2)	1.8	(0.8)	(0.9)
Other, net	3.1	(0.8)	(4.1)	1.4

Total non-operating expenses (income)	1.2	5.9	(4.8)	0.6

Income (loss) before income tax expense	126.3	(518.2)	(2.9)	(36.9)
Income tax expense	3.6	37.4	18.5	1.8

Net income (loss)	122.7	(555.6)	(21.4)	(38.7)
Net (income) loss attributable to noncontrolling interests(1)	(1.4)	(2.3)	(2.3)	0.2

Net income (loss) attributable to SSL	$121.3	$(557.9)	$(23.7)	$(38.5)

Other Financial Data:
Adjusted EBITDA(2) (unaudited)	$74.9	$170.2	$53.4	$27.3

	As of December 31,		As of June 30, 2013
	2012	2011
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$103.2	$50.3	$55.2
Working capital (3)	38.1	(65.5)	(29.9)
Property, plant and equipment, net	789.9	791.9	736.3
Total assets	1,513.2	1,389.1	1,355.8
Total liabilities	699.2	850.1	579.4
Total equity	814.0	539.0	776.4

(1)	Represents the 20% interest held by the other participant in our consolidated joint venture in South Korea known as MEMC Korea Company.

(2)	Adjusted EBITDA is a non-GAAP financial measure. This measurement should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as earnings before net interest expense, income tax expense, depreciation and amortization, restructuring (reversals) charges, gain on receipt of property, plant and equipment, long-lived asset impairment charges and stock compensation expense. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider in assessing our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect our operating performance. Because it omits the other items, we believe Adjusted EBITDA is also more reflective of our on-going operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our combined operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for restructuring (reversals) charges, gains on receipt of property, plant equipment, asset impairments and stock compensation expense factors that we do not consider indicative of future performance;

•	although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following table presents a reconciliation from net income (loss) attributable to SSL to Adjusted EBITDA:

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2012	2011	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net income (loss) attributable to SSL	$121.3	$(557.9)	$(23.7)	$(38.5)
Add:
Interest expense, net	(1.9)	6.7	(0.7)	(0.8)
Income tax expense	3.6	37.4	18.5	1.8
Depreciation and amortization	118.7	144.3	58.3	59.0
Restructuring (reversals) charges	(149.6)	284.5	(5.5)	—
Gain on receipt of property, plant and equipment	(31.7)	—	—	—
Long-lived asset impairment charges	1.5	234.7	—	—
Stock compensation expense	13.0	20.5	6.5	5.8

Adjusted EBITDA	$74.9	$170.2	$53.4	$27.3

(3)	Working capital is defined as our current assets minus current liabilities. As of June 30, 2013, our current assets included accounts receivable due from SunEdison of $19.4 million and our current liabilities included accounts payable to SunEdison of $111.9 million. All of these intercompany balances (other than ordinary course trade payables) will be settled in connection with the Transactions. Excluding these amounts, our working capital would have been $62.6 million as of June 30, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of the semiconductor materials business operated by SunEdison. The historical combined financial statements of the semiconductor materials business as of and for the years ended December 31, 2012 and 2011 and as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 appearing elsewhere in this prospectus were prepared on a ‘‘carve-out’’ basis from SunEdison and are intended to represent the financial results during those periods of SunEdison’s semiconductor materials business that will be contributed to SunEdison Semiconductor Ltd. as part of the Transactions. However, these combined financial statements do not purport to reflect what the results of operations, comprehensive income (loss), financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented.

You should read the following discussion of the historical financial condition and results of operations of our business in conjunction with the historical combined financial statements and accompanying notes of our combined financial statements included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. See ‘‘Cautionary Statement Concerning Forward-Looking Statements.’’ Factors that could cause actual results to differ include those risks and uncertainties that are discussed in ‘‘Risk Factors.’’

Executive Overview

We are a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC. We have developed a broad product portfolio, an extensive global manufacturing footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. During 2012, our largest customers were Samsung, TSMC and STMicroelectronics. We operate facilities in major semiconductor manufacturing regions throughout the world, including Taiwan, Malaysia, South Korea, Italy, Japan and the United States.

The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only 5 major suppliers today, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG, LG Siltron and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner. This consolidation is due in large part to the significant increase in the capital investment and manufacturing capacity needed to compete effectively. We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner. The table below sets forth our net sales, net income (loss) attributable to SSL and Adjusted EBITDA for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
	(in millions)
Net sales	$934.2	$1,198.3	$476.4	$457.8
Net income (loss) attributable to SSL	$121.3	$(557.9)	$(23.7)	$(38.5)
Adjusted EBITDA (1) (unaudited)	$74.9	$170.2	$53.4	$27.3

(1)	See “—How We Assess the Performance of Our Business—Adjusted EBITDA” for the definition of Adjusted EBITDA and a reconciliation from net income (loss) attributable to SSL to Adjusted EBITDA.

Factors Affecting Our Results of Operations

Semiconductor Market Cyclicality

Overall demand for semiconductors has generally increased over time. For example, according to the Semiconductor Industry Association and World Semiconductor Trade Statistics, between 2007 and 2012, semiconductor unit sales and the overall semiconductor market revenue grew at CAGRs of 3.1% and 2.7%, respectively. Despite this long-term growth for semiconductors, short-term demand for semiconductor wafers is subject to considerable volatility and cyclicality due to changes in the supply and demand for semiconductor devices, which is impacted by general economic conditions, including consumer spending levels. For example, according to Gartner, overall unit sales volumes for semiconductor silicon wafers worldwide declined in 2011 and 2012. Our wafer unit sales volume experienced a similar decline in 2011, but remained flat in 2012 and increased 12.9% during the six months ended June 30, 2013 as compared to the same period in 2012.

Manufacturing Capacity Utilization

The semiconductor wafer industry is capital-intensive due to the investments in manufacturing capacity needed to compete effectively. Our semiconductor wafer manufacturing processes are highly complex, require advanced and increasingly costly equipment and need to be continuously modified or maintained in response to our customer requirements. As a result of these significant fixed costs, changes in our manufacturing plant utilization have a significant impact on our results of operations in any particular period. Fluctuations in demand for silicon devices often result in periods of over- or under- manufacturing capacity within the semiconductor wafer industry. We focus on maximizing our manufacturing capacity utilization throughout periods of fluctuating demand for semiconductor devices through close collaboration with our customers to understand their anticipated product requirements. In addition, our engineers’ understanding of both the science and operation of the tools within our factories enables us to streamline equipment controls, software interfaces and operational parameters, allowing us to utilize our manufacturing capacity more efficiently. We have also designed our manufacturing processes to be flexible and scalable with low to moderate additional capital investment necessary to pursue new opportunities or increase capacity, and we continuously review our global manufacturing footprint to manage our existing capacity in light of current industry conditions.

Semiconductor Wafer Pricing Fluctuations

Semiconductor wafer average selling prices have fluctuated in recent years based on changes in the supply and demand for semiconductor devices. For example, in 2011, merchant semiconductor silicon wafer average selling prices worldwide increased by 12.8% as compared to prices in 2010, while average prices decreased by approximately 8.8% in 2012 as compared to prices in 2011, according to Gartner. The average selling price increase in 2011 was primarily due to the earthquake and tsunami in Japan. Semiconductor wafer price fluctuations can have a significant impact on our net sales and gross margins. In addition, consolidation within the semiconductor industry has also increased the purchasing power of our customers over time, resulting in downward pressure on wafer average selling prices. In response to the recent price declines, we have focused on reducing our manufacturing costs, improving our product mix and expanding our market share in an effort to minimize the adverse impact on our sales and gross profit.

Introduction of New Products and Product Mix

Recent growth in semiconductor demand has been largely attributable to the proliferation of mobile devices, such as smart phones and tablets. Semiconductors used in applications such as mobile devices and cloud infrastructure are increasingly requiring EPI wafers, which enable lower power consumption due to their near perfect surface characteristics. According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.6 billion in 2012 to $4.9 billion in 2017, representing a 6.5% CAGR. Similarly, demand for SOI wafers is growing as a result of the ability of SOI wafers to improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. According to the SOI Industry Consortium, the total available market for SOI wafers is expected to double over the next five years, driven by the increased penetration in mobile system-on-chips and RF devices. We have been a leader in the development of these advanced substrates and believe we are well-positioned to capitalize on the growth opportunities resulting from the increasing demand for EPI and SOI wafers. In 2012, EPI and SOI wafer sales represented approximately one-third of our net sales to non-affiliates. We typically realize greater gross profits on our more highly engineered wafers, such as our EPI and SOI wafers, and the mix of products sold by us in any given period will impact our overall gross margins.

Restructuring and Cost-Improvement Initiatives

We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to efficiently meet demand. During the fourth quarter of 2011, SunEdison committed to a series of actions to reduce its global workforce, right size its production capacity and accelerate operating cost reductions across each of its business segments in 2012 and beyond, or the 2011 Global Plan. In connection with the 2011 Global Plan, we reduced our workforce by approximately 11% and shuttered our Merano, Italy polysilicon facility. Primarily as a result of these actions, we incurred restructuring charges of $284.5 million and long-lived asset impairment charges of $234.7 million in 2011. We have achieved significant annualized cost savings and productivity improvements as a result of these restructuring and other cost improvement initiatives. We implemented similar cost and significant workforce reductions and a facility realignment in 2009. For more information regarding these restructuring and impairment activities, see Note 3 to our combined financial statements included elsewhere in this prospectus.

As part of our efforts to implement the 2011 Global Plan, we executed two settlement agreements with Evonik Industries AG, or Evonik, in September 2012 to settle disputes arising from our early termination of two take-or-pay supply agreements related to our Merano, Italy polysilicon facility. Pursuant to the settlement, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million Euro, of which 25.0 million Euro was paid in 2012, 10.0 million Euro was paid in the first quarter of 2013 and 20.0 million Euro was paid in the second quarter of 2013. The remaining 15.0 million Euro will be paid in the third quarter of 2013. As a result of this restructuring-related settlement, a favorable adjustment to our 2011 Global Plan liabilities was made during the third quarter of 2012 resulting in $65.8 million of income within restructuring charges since we settled the take-or-pay obligations for less than what we previously estimated and accrued. Additionally, in December 2012, as part of the settlement with Evonik, we obtained title to a chlorosilanes plant, which resulted in the recognition of a $31.7 million gain in the fourth quarter of 2012.

As a result of shuttering our Merano, Italy polysilicon facility, we executed a letter of agreement pertaining to a polysilicon supply agreement on December 14, 2012 with a subsidiary of SunEdison. This letter agreement required the subsidiary of SunEdison to reimburse us 57.9 million Euro related to damages paid to suppliers and lost profits. As a result of this letter of agreement, we recorded approximately $75.7 million of income within restructuring charges in 2012.

A majority of our polysilicon assets at our Merano, Italy polysilicon facility were previously written down to their estimated salvage value. We established the carrying value of the chlorosilanes assets obtained from Evonik at our Merano, Italy polysilicon facility based upon management’s estimate of the probability as to whether this facility would be re-opened or permanently closed. If we change our probability estimate of re-opening the facility or determine to permanently close the facility, which could occur as early as the fourth quarter of 2013, we would likely be required to record a significant non-cash impairment charge to write-down these assets to their new net realizable salvage value. We periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. As part of the 2011 Global Plan, we believe we have adequately accrued all estimated cash expenses we expect in the future with respect to this facility in the event we decide to permanently close the facility. However, actual results could differ from our estimates.

Foreign Currency Exchange Rates

As a result of our international operations, we generate a portion of our net sales and incur a portion of our expenses in currencies other than the U.S. dollar, including the Japanese Yen, New Taiwan Dollar, Euro, Korean Won and Malaysian Ringgit. Our results of operations are impacted by currency exchange rate fluctuations to the extent that we are unable to match net sales received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net sales generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. We record the effects from changes in foreign currency exchange rates in our combined statement of operations in other, net.

In addition, since we present our combined financial statements in U.S. dollars, we must translate the assets, liabilities, net sales and expenses of a substantial portion of our foreign operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our combined financial statements, even if their value has not changed in their local currency. For example, a stronger U.S. dollar will reduce the relative value of reported results of non-U.S. dollar operations and, conversely, a weaker U.S. dollar will increase the relative value of the non-U.S. dollar operations. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and equity.

Comparability of Historical Results and Our Relationship with SunEdison

We currently operate as a business segment of SunEdison. Our combined financial statements included in this prospectus have been derived from the consolidated financial statements and accounting records of SunEdison and include allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. These combined financial statements do not purport to reflect what the results of operations, comprehensive income (loss), financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented. For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical combined financial statements, see Notes 1 and 2 to our combined financial statements included elsewhere in this prospectus.

Our historical combined financial statements may also not be reflective of what our results of operations, comprehensive income (loss), financial position, equity or cash flows might be in the future as a standalone public company as a result of the following matters.

For the impact of certain of these anticipated differences, see “Unaudited Pro Forma Consolidated Financial Statements.” For additional information regarding the agreements that we will enter into with SunEdison to provide a framework for our ongoing relationship, see “Certain Relationships and Related Party Transactions.”

Centralized Support Functions

Our historical combined financial statements include expense allocations for certain support functions that were provided on a centralized basis within SunEdison, such as general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These allocated costs are not necessarily indicative of the costs that we may incur in the future as a standalone public company. Following this offering, SunEdison will continue to provide us with some of the services related to these functions on a transitional basis pursuant to a transition services agreement, and we expect to incur other costs to replace the services and resources that will not be provided by SunEdison. We generally expect to use these services for approximately one to two years following the completion of this offering, depending on the type of service and the location at which such service is provided. However, we may agree with SunEdison to extend the service periods or may terminate such service periods by providing prior written notice. For additional information on the Transition Services Agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

During the period that SunEdison will provide services for us pursuant to the Transition Services Agreement, we expect to incur higher costs for certain services than the allocated costs included in our historical combined financial statements because we will incur additional expenses to build up our organization to perform such functions internally in addition to the amounts we will pay SunEdison for such services. After the termination of the Transition Services Agreement, we expect certain costs incurred to be lower than the allocated costs included in our historical combined financial statements because we believe we will be able to perform such functions at a lower cost than the allocated amounts.

Compensation and Benefit Plan Matters

During the periods presented, most of our employees were eligible to participate in various SunEdison benefit programs. Our historical combined financial statements include an allocation of the costs of such employee benefit plans. These costs were allocated based on our employee population for each of the periods presented. The allocated costs included in our historical combined financial statements could differ from amounts that would have been incurred by us if we operated on a stand-alone basis and are not necessarily indicative of costs to be incurred in the future. Since substantially all of SunEdison’s pension and other post-employment benefit plans relate solely to our employees, our combined balance sheets include net benefit obligations related to those plans and those benefit plans in certain foreign locations that are our direct obligations.

We expect to institute competitive compensation policies and programs as a standalone public company, the expense for which may differ from the compensation expense allocated by SunEdison in our combined financial statements. For a detailed description of our current compensation policies as a business segment of SunEdison and anticipated compensation policies following this offering, see “Executive Compensation.”

Public Company Expenses

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will be required to establish procedures and practices as a standalone public company in order to comply with our obligations under those laws and the related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from SunEdison.

Polysilicon Costs

We have historically obtained our requirements for polysilicon primarily from SunEdison’s facility in Pasadena, Texas, as well as from other external polysilicon suppliers. We have reflected the price of polysilicon obtained from SunEdison in our historical cost of goods sold at prices which have historically trended above prevailing market prices. In connection with the Transactions, we will enter into an agreement with SunEdison pursuant to which we expect to continue to obtain polysilicon consistent with historical levels. Although the terms of such agreement are still being finalized, we expect that the pricing will be fixed for a period of time based on projected market prices and thereafter will be based on prevailing market prices, subject to certain limits on annual pricing changes. As a result, it is likely that our costs to obtain polysilicon will differ from the costs that were historically allocated to us from SunEdison. For additional information on the supply agreement, see “Certain Relationships and Related Party Transactions—Supply Agreement.”

Income Taxes

The operations of our business have been included in the consolidated U.S. federal income tax return and certain foreign income tax returns of SunEdison. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our historical combined financial statements have been computed as if we were a separate taxpayer using the “separate return” method. These amounts are not necessarily indicative of what our income tax provisions and related deferred tax assets and liabilities will be in the future following the completion of this offering. We intend to enter into a tax matters agreement with SunEdison immediately prior to the completion of this offering that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. For additional information on the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

Indebtedness

Our historical balance sheets include intercompany loans to and from SunEdison and long-term notes owed to a bank by our Japanese subsidiary. Our long-term intercompany borrowings with SunEdison and long-term notes were $76.0 million and $12.4 million as of June 30, 2013, respectively. We also have $181.6 million of various note receivables due from SunEdison as of June 30, 2013. Our total indebtedness (other than ordinary course trade payables) will be settled in connection with the Transactions. In connection with the Financing Transactions, we expect to incur a significant amount of additional indebtedness under a $         million term loan. As a result, our interest expense after completion of the Transactions will increase significantly from those amounts reflected in our historical combined financial statements.

Key Components of our Combined Statement of Operations

Net Sales

We generate sales to non-affiliates primarily through the manufacture and sale of semiconductor wafers. Depending on market conditions, we also sell intermediate products, such as polysilicon, trichlorosilane, or TCS, gas, ingots and scrap wafers to semiconductor device and equipment makers, which sales have not been material to our results of operations following the shuttering of our Merano, Italy polysilicon facility in December 2011. In 2012, Samsung, TSMC and STMicroelectronics accounted for approximately 20%, 13% and 11%, respectively, of our net sales to non-affiliates.

Sales to our customers are generally governed by purchase orders or, in certain cases, agreements with terms of one year or less that include pricing terms and estimated quantity requirements. Our customer agreements generally do not require that a customer purchase a minimum quantity of wafers. We also sell silicon wafers to certain customers under consignment arrangements. These consignment arrangements generally require us to maintain a certain quantity of wafers in inventory at the customer’s facility or at a storage facility designated by the customer.

Sales to affiliates mainly represent polysilicon sales made to subsidiaries of SunEdison, which are subsequently sold to external parties. We sold these products on a cost plus basis for polysilicon mainly produced at our Merano, Italy polysilicon facility. Following the shuttering of our Merano, Italy polysilicon facility, our sales to affiliates are insignificant.

We recognize revenue for semiconductor wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or if the customer does not pull the product within a contractually stated period of time (generally 60–90 days) at the end of that period, or when the customer otherwise agrees to take title to the product.

Costs and Expenses

Cost of Goods Sold

Our cost of goods sold consists principally of the following:

•	Production Materials Costs. The cost of production materials relates to our cost of acquiring raw materials, components and semi-finished goods. While we purchase globally much of the raw materials used in production, these costs can be impacted by local market conditions.

•	Employee Costs. Employee costs include the salary costs and benefit charges, including stock-based compensation expense, for employees involved in manufacturing our products. We rely heavily on temporary employees in certain geographies, which gives us improved flexibility to meet shifts in demand.

•	Other. Our remaining cost of goods sold consists of production engineering activities, customer-related customization costs, depreciation of fixed assets, freight costs, operating lease expenses, outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand and other general manufacturing expenses, such as expenses for energy consumption.

Marketing and Administration

Our marketing and administration expense consists of all expenditures incurred in connection with the sales and marketing of our products, as well as non-manufacturing related administrative overhead costs, including:

•	Salary and Benefit Costs. These costs relate to salaries and benefits, including stock-based compensation expense, for sales personnel and administrative staff. Expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes. We have reduced our administrative headcount over the past few years in connection with our restructuring activities.

•	Maintenance. Maintenance expenses relate to the use and maintenance of administrative offices.

•	Other Administrative Expenses. These costs include expenses relating to logistics and information systems, legal, compliance, audit and accounting expenses.

•	Other. Our remaining marketing and administration expenses consist of other selling and general advertising expenses, such as expenses incurred in connection with travel and communications.

Changes in marketing and administration expenses as a percent of net sales have historically been impacted by a number of factors, including:

•	Volume Changes. Higher volumes enable us to spread the fixed portion of our marketing and administration expense over more net sales.

•	Product Mix. Some products require more customer support and sales efforts than others so a change in product mix may affect marketing and administrative expenses.

•	Customer Base. Changes in our customer base may affect the required level of sales and marketing support as new customers require more attention.

•	New Products. New product launches in existing and new markets typically involve more intense sales and marketing activity before they are integrated into customer applications.

Research and Development

Research and development, or R&D, expense consists primarily of costs related to direct product development and application engineering. The development expense is typically associated with engineering labor, technology costs, capital expenditures and re-tooling costs for the development and advancement in the design of new products or processes to align our technology innovation efforts with our customers’ requirements for new and evolving applications. The level of R&D expense is related to the number of products in development, the stage of development process, the complexity of the underlying technology and the potential scale of the product upon successful commercialization. All R&D costs are expensed as incurred.

Restructuring (Reversals) Charges

Restructuring (reversals) charges consist primarily of (i) employee termination costs, including severance, outplacement and other one-time separation benefits, (ii) estimated liabilities and subsequent adjustments related to contract settlement, cancellation or termination payments and penalties and (iii) facility closure and curtailment and other exit costs. See “—Factors Affecting Our Results of Operations—Restructuring and Cost Improvement Initiatives.”

Long-Lived Asset Impairment Charges

When indicators of impairment exist, we perform reviews to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. During 2011, due to the significance of the market downturn, we performed an asset impairment analysis of the polysilicon production assets at our Merano, Italy polysilicon facility. As a result of that analysis, we reduced the net carrying value of the Merano assets to its net realizable salvage value and incurred a charge of $221.4 million.

Non-Operating Expense (Income)

Non-operating expense (income) represents interest expense, interest income and other expenses, such as the effects from changes in foreign currency exchange rates and settlements of derivative foreign currency forward contracts. Interest expense has consisted primarily of interest expense on intercompany loans from SunEdison and other financing obligations. Interest expense also includes interest expense on liabilities arising from uncertain tax positions. Interest income represents interest earned on cash, cash equivalents and short-term money market investments and intercompany loans to SunEdison.

Income Taxes

The operations of our business have been included in the consolidated U.S. federal income tax return and certain foreign income tax returns of SunEdison. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our historical combined financial statements have been estimated as if we were a separate taxpayer. We are subject to taxation in all geographies in which we operate, and as a standalone entity, will file tax returns in each jurisdiction in which we operate.

Deferred income taxes arise because of a different tax basis of assets or liabilities between financial statement accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations). We regularly review our deferred tax assets for reliability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Our business consists of the combined operations of certain entities currently owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure will change prospectively but there will be no changes to our historical financial statements.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. Our principal performance measures include net sales and Adjusted EBITDA.

Net Sales

We evaluate net sales because it helps us measure the impact of general economic and industry trends and conditions, changes in our production volumes and product pricing, the effectiveness of our sales and marketing and R&D activities, the impact of new product introductions and technological innovations and the effect of competition over a given period. Our net sales from products include total sales less estimates of returns for product quality reasons and for price allowances. Our overall net sales are generally impacted by the following factors, among others:

•	fluctuations in overall economic activity within the geographic markets in which we operate;

•	changes in production capacity within the semiconductor wafer industry;

•	changes in wafer average selling prices;

•	the number of semiconductors used within existing applications and the development of new applications requiring semiconductors;

•	the “mix” of products sold, including the proportion of new or upgraded products and their pricing relative to existing products;

•	changes in product sales prices (including quantity discounts, rebates and cash discounts for prompt payment);

•	changes in the level of competition faced by our products, including the launch of new products by competitors;

•	our ability to successfully develop and launch new products and applications; and

•	fluctuations in exchange rates.

Adjusted EBITDA

We believe that Adjusted EBITDA is a useful performance measure and we use it to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business. We also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and is likely to be used as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

We define Adjusted EBITDA as earnings before net interest expense, income tax expense, depreciation and amortization, restructuring (reversals) charges, gain on receipt of property, plant and equipment, long-lived asset impairment charges and stock compensation expense. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider reflective of our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of our on-going operating performance.

The table below presents a reconciliation of net income (loss) attributable to SSL to Adjusted EBITDA for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net income (loss) attributable to SSL	$121.3	$(557.9)	$(23.7)	$(38.5)
Add:
Interest expense, net	(1.9)	6.7	(0.7)	(0.8)
Income tax expense	3.6	37.4	18.5	1.8
Depreciation and amortization	118.7	144.3	58.3	59.0
Restructuring (reversals) charges	(149.6)	284.5	(5.5)	—
Gain on receipt of property, plant and equipment	(31.7)	—	—	—
Long-lived asset impairment charges	1.5	234.7	—	—
Stock compensation expense	13.0	20.5	6.5	5.8

Adjusted EBITDA	$74.9	$170.2	$53.4	$27.3

Adjusted EBITDA is a non-GAAP financial measure. This measure should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. For a discussion of these limitations, see Note 3 in “Summary Historical and Pro Forma Financial Data.”

Results of Operations

Six Months Ended June 30, 2013, Compared with the Six Months Ended June 30, 2012

Net Sales

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Net sales to non-affiliates	$471.3	$454.5	$16.8	3.7%
Net sales to affiliates	5.1	3.3	1.8	54.5%

Net sales	$476.4	$457.8	$18.6	4.1%

Net sales increased for the six months ended June 30, 2013 compared to the same period in the prior year primarily due to volume increases of $58.8 million, offset in large part by average selling price decreases of $35.0 million, as well as an aggregate amount of $7.0 million due to a decrease in net sales of intermediate byproducts of polysilicon and scrap wafers and a less favorable product mix due to a higher percentage of polished wafer sales. Unit volume increased across all wafer diameters as a result of increased sales to certain existing customers and improved market demand. Average selling price decreases occurred primarily with 300mm semiconductor wafers due to a competitive market environment, overcapacity and weakening of the Japanese Yen. As a result of the weakness of the Japanese Yen, overall industry prices decreased because wafers manufactured by Japanese suppliers became less expensive in markets outside of Japan. The average selling prices of our wafers for the six months ended June 30, 2013 were approximately 7.5% lower than the average selling prices for the same period in 2012.

Gross Profit

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Cost of goods sold	$422.5	$425.8	$(3.3)	(0.8)%
Gross profit	$53.9	$32.0	$21.9	68.4%
Gross margin	11.3%	7.0%

Gross margin increased for the six months ended June 30, 2013 compared to the prior year period primarily due to reduced unit costs on higher sales volume, improved operational efficiencies and continued focus on manufacturing cost reductions, offset partially by lower average selling prices for our wafers.

Marketing and Administration

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Marketing and administration	$48.4	$52.2	$ (3.8)	(7.3)%
As a percentage of net sales	10.2%	11.4%

Marketing and administration expenses decreased for the six months ended June 30, 2013 compared to the prior year period primarily due to lower spending on salary, benefits and other administrative costs as part of our restructuring efforts in connection with the 2011 Global Plan. These decreases occurred despite the fact that we recorded $4.0 million of insurance recoveries related to the earthquake and tsunami in Japan for the six months ended June 30, 2012 which reduced marketing and administration expense for the period. We had no similar insurance recoveries during the six months ended June 30, 2013.

Research and Development

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Research and development	$18.7	$16.1	$ 2.6	16.1%
As a percentage of net sales	3.9%	3.5%

R&D expenses increased for the six months ended June 30, 2013 compared to the prior year period primarily due to spending to enhance our capabilities in advanced substrates and to broaden our product offerings. This increase in R&D spending primarily related to hiring additional engineers and purchasing test equipment to support advancing crystal capabilities in support of customer requirements, especially on larger diameter products.

Restructuring (Reversals) Charges

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Restructuring reversals	$ (5.5)	$ —	$ (5.5)	n/m

Restructuring reversals increased for the six months ended June 30, 2013 compared to the prior year period primarily as a result of a reversal of liabilities related to the costs associated with the shuttering of our Merano, Italy polysilicon facility. The reversal was due to the reduction of certain take-or-pay obligations from the amount we previously estimated and accrued.

Non-Operating Expense (Income)

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Interest expense	$0.3	$0.5	$(0.2)	(40.0)%
Interest income	(0.2)	(0.4)	0.2	(50.0)%
Interest, net-affiliates	(0.8)	(0.9)	0.1	(11.1)%
Other, net	(4.1)	1.4	(5.5)	n/m

Total non-operating expense (income)	$(4.8)	$0.6	$(5.4)	n/m

Non-operating expense (income) decreased for the six months ended June 30, 2013 compared to the prior year period primarily due to the effects of changes in foreign currency exchange rates and related gains and losses on settlements of derivative foreign currency forward contracts which is recorded in other, net.

Income Taxes

	For the Six Months Ended June 30,		Change
	2013	2012	Dollars	Percent
(dollars in millions)
Income tax expense	$18.5	$1.8	$16.7	927.8%
Income tax rate as a percentage of loss before income taxes	637.9%	4.9%

Income tax expense increased for the six months ended June 30, 2013 compared to the same period in the prior year primarily due to taxable income in certain higher rate jurisdictions as a result of changes in the mix of worldwide operational earnings despite overall operating losses.

Year Ended December 31, 2012, Compared with Year Ended December 31, 2011

Net Sales

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Net sales to non-affiliates	$927.4	$1,051.3	$(123.9)	(11.8)%
Net sales to affiliates	6.8	147.0	(140.2)	(95.4)%

Net sales	$934.2	$1,198.3	$(264.1)	(22.0)%

Net sales to non-affiliates decreased for the year ended December 31, 2012 compared to the prior year period primarily due to semiconductor wafer price decreases totaling $101.3 million caused by softness in the semiconductor industry in 2012, as well as an aggregate amount of $22.6 million due to a decrease in net sales of intermediate byproducts of polysilicon and scrap wafers and, to a lesser extent, a less favorable product mix. Price decreases occurred across all wafer diameters. Our 2012 unit volumes were flat as compared to 2011, as unit volume increases for 300mm diameter wafers were offset by lower demand for 200mm and smaller diameter wafer. The average selling prices of our wafers for the year ended December 31, 2012 were approximately 10.0% lower than the average selling prices for the prior year.

Net sales to affiliates decreased for the year ended December 31, 2012 compared to the prior year primarily due to the shuttering of our Merano, Italy polysilicon facility during the fourth quarter of 2011.

Gross Profit

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Cost of goods sold	$852.4	$1,023.3	$(170.9)	(16.7)%
Gross profit	$81.8	$175.0	$(93.2)	(53.3)%
Gross margin	8.8%	14.6%

Gross margin decreased for the year ended December 31, 2012 compared to the prior year primarily due to declines in average selling prices of our wafers and sales of intermediate byproducts of polysilicon and scrap wafers, partially offset by lower overhead costs as a result of our restructuring efforts under the 2011 Global Plan.

Marketing and Administration

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Marketing and administration	$100.7	$129.9	$(29.2)	(22.5)%
As a percentage of net sales	10.8%	10.8%

Marketing and administration expenses decreased for the year ended December 31, 2012 compared to the prior year primarily as a result of lower spending on salary, benefits and other administrative costs as a result of our restructuring efforts under the 2011 Global Plan, as well as the absence of $11.3 million of incremental costs related to repair and maintenance as a consequence of the earthquake and tsunami in Japan and $4.7 million of charges associated with an unfavorable litigation outcome which we incurred in 2011. For the years ended December 31, 2012 and 2011, we recorded $4.0 million and $4.0 million, respectively, of insurance recoveries related to the earthquake and tsunami charges referenced above.

Research and Development

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Research and development	$ 33.4	$ 38.2	$ (4.8)	(12.6)%
As a percentage of net sales	3.6%	3.2%

R&D expenses decreased in dollars for the year ended December 31, 2012 compared to the prior year primarily due to our restructuring efforts under the 2011 Global Plan, including the reduction in R&D overhead allocation as a result of a reduced manufacturing footprint at our St. Peters, Missouri facility. R&D expenses increased as a percentage of net sales due to the decrease in net sales.

Restructuring (Reversals) Charges

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Restructuring (reversals) charges	$ (149.6)	$ 284.5	$ (434.1)	(152.6)%

We recorded restructuring reversals for the year ended December 31, 2012 as a result of our settlement agreement with Evonik, which resulted in $65.8 million of income within restructuring charges. In addition, we recorded approximately $75.7 million of income within restructuring charges due to the favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $8.1 million of other net favorable revisions to our estimated restructuring liabilities based on actual results differing from our previous estimates.

We recorded $284.5 million of restructuring charges in 2011 in connection with the 2011 Global Plan which consisted of $182.9 million of contract settlements, $54.5 million of severance and other one-time benefits for terminated employees, cancellation or termination payments and penalties, as well as $44.4 million of other one-time charges as a result of our committed actions. We also recorded $2.7 million of additional restructuring charges relating to other restructuring activities.

Gain on Receipt of Property, Plant and Equipment

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Gain on receipt of property, plant and equipment	$ (31.7)	$ —	$ (31.7)	n/m

We recognized $31.7 million of gain on receipt of property, plant and equipment for the year ended December 31, 2012 as a result of the chlorosilanes plant we received in connection with our settlement with Evonik. No similar amounts were recorded for the year ended December 31, 2011.

Long-lived Asset Impairment Charges

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Long-lived asset impairment charges	$ 1.5	$ 234.7	$ (233.2)	(99.4)%

We recorded asset impairment charges of $1.5 million for the year ended December 31, 2012, primarily related to elements of our enterprise software that we no longer use. We reduced the net carrying value of our Merano, Italy polysilicon facility to its net realizable salvage value for the year ended December 31, 2011 due to the significant market downturn and our decision to shutter its operations which accounted for the majority of the long-lived asset impairments charges in 2011.

Non-operating Expense (Income)

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Interest expense	$1.0	$5.9	$(4.9)	(83.1)%
Interest income	(0.7)	(1.0)	0.3	(30.0)%
Interest (income) expense, net - affiliates	(2.2)	1.8	(4.0)	n/m
Other, net	3.1	(0.8)	3.9	n/m

Total non-operating expense	$1.2	$5.9	$(4.7)	(79.7)%

Total non-operating expense decreased for the year ended December 31, 2012 compared to the prior year primarily due to lower interest expense as a result of the cancellation of a capitalized lease arrangement during the fourth quarter of 2011 as part of the 2011 Global Plan. For the year ended December 31, 2011, we incurred $5.4 million of capitalized lease interest expense pertaining to this lease arrangement. In addition, the interest expense to affiliates was reduced in 2012 as a result of changes in intercompany loans to and from SunEdison. This decrease in non-operating expense was offset in part by the effects of changes in foreign currency exchange rates and related gains and losses on settlements of derivative foreign currency forward contracts as reflected in other, net.

Income Taxes

	For the Year Ended December 31,		Change
	2012	2011	Dollars	Percent
(dollars in millions)
Income tax expense	$3.6	$37.4	$(33.8)	(90.4)%
Income tax rate as a percentage of income (loss) before income taxes	2.9%	(7.2)%

Income tax expense decreased for the year ended December 31, 2012 compared to the prior year primarily due to a net decrease to the reserve for uncertain tax positions of $4.2 million, which offset the tax effects of changes in the mix of worldwide operational earnings. Although we recognized restructuring and impairment charges of $519.2 million for the year ended December 31, 2011, we were not able to record the tax benefit because the majority of the deferred tax assets related to those losses cannot be utilized for the foreseeable future.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of 0% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2012 and 2011 of approximately $4.6 million and $6.6 million, respectively. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. We are in compliance with the qualifying condition of the tax incentives. The last of these incentives will expire between 2013 and 2022.

Liquidity and Capital Resources

During all of the periods presented, our operations and other liquidity requirements were funded on a collective basis with those of SunEdison’s solar energy business. We participated in SunEdison’s centralized cash management system, and generally all of our excess cash was transferred to SunEdison on a daily basis. We funded our cash disbursements for operations and/or investing activities with advances from SunEdison.

In connection with the Transactions, we intend to enter into a new senior credit facility with a syndicate of banks providing for (i) a 3-year $             million senior secured revolving credit facility and (ii) a 7-year $             million senior secured term loan. The new senior credit facility will contain customary financial and other covenants, including a maximum total leverage ratio and a minimum interest coverage ratio. Proceeds from borrowings under the term loan will be used to fund a portion of the payment we will make to SunEdison in connection with the Transactions. The remainder of the proceeds from borrowings under the term loan will be retained on our balance sheet to provide future liquidity as needed. We do not expect to have any borrowings outstanding under the revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior credit facility but expect to obtain such commitments over the next several months. See “Description of Certain Indebtedness—New Senior Credit Facility.”

We expect our primary sources of liquidity in the future will be cash generated from operations, available borrowings under our new senior credit facility and other future financing arrangements, if necessary. Our principal uses of liquidity will be to fund our working capital and capital expenditures and service our outstanding indebtedness. We believe our liquidity will be sufficient to fund our operations for at least the next twelve months. Our ability to continue to fund these items may be affected by general economic, competitive and other factors, many of which are outside of our control. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our capital expenditures, sell assets, obtain additional debt or equity capital or refinance all or a portion of our debt.

The cash and cash equivalents presented in this section are historical amounts recorded by SunEdison subsidiaries dedicated to the semiconductor materials business. Cash and cash equivalents as of June 30, 2013 totaled $55.2 million, compared to $103.2 million as of December 31, 2012. The cash and cash equivalents for both periods were all held by our foreign subsidiaries and a portion may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impacts on future cash flows.

In the near term, we intend to repatriate approximately $54.5 million of the earnings of one of our foreign subsidiaries that are not permanently reinvested in the form of certain non-cash assets. However, we are not dependent on the cash of our foreign subsidiaries to pay U.S. expenses or otherwise fund our U.S. operations. Following the completion of this offering, we expect that cash generated from our U.S. operations and borrowings under our new senior secured term loan, together with borrowings under our new revolving credit facility as needed, will provide sufficient liquidity to fund our U.S. operations.

For a discussion of our cash and cash equivalents on a pro forma basis as of June 30, 2013 giving effect to the Transactions, see “Unaudited Pro Forma Consolidated Financial Statements.”

As of December 31, 2012, we had approximately $19.2 million of committed capital expenditures. Capital expenditures in 2012 and committed capital expenditures for 2013 primarily relate to increasing our manufacturing capacity and expanding capability for our next generation projects.

The table below sets forth our summary cash flow information for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011
(in millions)
Net cash provided by (used in):
Operating activities	$19.8	$(20.4)	$46.1	$171.8
Investing activities	$(83.5)	$(92.1)	$(145.5)	$(297.1)
Financing activities	$19.9	$130.4	$153.1	$(53.3)

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2013 was attributable in part to our net loss of $21.4 million adjusted for non-cash items, including $58.3 million of depreciation and amortization and $6.5 million of stock compensation expense. Uses of cash included a $35.8 million decrease in restructuring liabilities driven primarily by cash payments to settle supply contract obligations and a $18.1 million increase in affiliate accounts receivable driven by timing of intercompany collections from SunEdison determined by intercompany operational needs. We generated cash from a $40.0 million increase in affiliate accounts payable attributable to timing of intercompany payments to SunEdison determined by our operational needs and a $8.5 million decrease in accounts receivable driven by the timing of collections of customer receivables.

Net cash used in operating activities for the six months ended June 30, 2012 was attributable in part to our net loss of $38.7 million adjusted for non-cash items, including $59.0 million of depreciation and amortization, an $8.8 million benefit for deferred income taxes and $5.8 million of stock compensation expense. Uses of cash included a $27.9 million decrease in accounts payable and accrued liabilities related to timing of payments to suppliers determined by intercompany operational needs and a $15.2 million decrease in restructuring liabilities related to cash payments associated with the 2011 Global Plan. We generated cash from a $19.0 million increase in affiliate accounts payable driven by timing of the intercompany payments to SunEdison determined by our operational needs.

Net cash provided by operating activities for the year ended December 31, 2012 was attributable in part to our net income of $122.7 million adjusted for non-cash items, including $118.7 million of depreciation and amortization and a $31.7 million gain on receipt of property, plant and equipment. Uses of cash included a $146.5 million decrease in restructuring liabilities driven by payments to settle supply contract obligations and a decrease of $71.6 million for affiliate accounts receivable driven by the timing of intercompany collections from SunEdison determined by intercompany operational needs. We generated cash from a $41.3 million increase in accounts payable payments to SunEdison determined by our operational needs and a $34.0 million decrease in inventory primarily attributable to improved inventory management.

Net cash provided by operating activities for the year ended December 31, 2011 was attributable in part to our net loss of $555.6 million adjusted for non-cash items, including $248.8 million of long-lived asset impairment charges, $144.3 million of depreciation and amortization, $20.5 million of stock compensation expense and a $15.1 million provision for deferred income taxes. Uses of cash included a $42.9 million increase in inventory primarily as a result of reduced demand. We generated cash from a $280.5 million increase in restructuring liabilities related to the 2011 Global Plan and a $58.2 million decrease in accounts receivable related to timing of collections of customer receivables.

Net Cash Used in Investing Activities

Notes redeemable from SunEdison are reflected as investing activities in the combined cash flow statements.

Net cash used in investing activities for the six months ended June 30, 2013 consisted of $62.1 million of capital expenditures to further the advancement of our next generation products and a $21.4 million increase in affiliate notes receivable. Net cash used in investing activities for the six months ended June 30, 2012 primarily consisted of $45.8 million of capital expenditures to further the advancement of our next generation products and a $45.0 million increase in affiliate notes receivable.

Net cash used in investing activities for the year ended December 31, 2012 primarily consisted of $95.2 million in capital expenditures to further the advancement of our next generation products and a $46.7 million increase in affiliate notes receivable. Net cash used in investing activities for the year ended

December 31, 2011 consisted of $187.1 million in capital expenditures and a $110.0 million increase in affiliate notes receivable. The increased capital expenditures for the year ended December 31, 2011 was primarily related to expansion activities undertaken at our Merano, Italy polysilicon facility.

Net Cash Provided by (Used in) Financing Activities

Borrowings from SunEdison are reflected as financing activities in the combined cash flow statements.

Net cash provided by financing activities for the six months ended June 30, 2013 primarily consisted of $21.3 million net parent investment proceeds from SunEdison. Net cash provided by financing activities for the six months ended June 30, 2012 primarily consisted of $132.2 million net parent investment proceeds from SunEdison.

Net cash provided by financing activities for the year ended December 31, 2012 primarily consisted of $154.6 million net parent investment proceeds from SunEdison. Net cash used in financing activities for the year ended December 31, 2011 primarily consisted of $50.6 million net parent investment contributions to SunEdison.

Debt Obligations

We had an aggregate of $12.4 million, $16.0 million and $21.5 million of indebtedness outstanding as of June 30, 2013 and December 31, 2012 and 2011, respectively, which indebtedness was owed to a bank by our Japanese subsidiary. The indebtedness is guaranteed by SunEdison and is secured by the property, plant and equipment of our Japanese subsidiary. The guarantees require SunEdison to satisfy the loan obligations in the event that the Japanese subsidiary fails to pay such debt in accordance with its stated terms. The cost of borrowing is a fixed 2.2% interest rate and the notes mature in 2017. There are no debt covenants related to this loan. We will repay all of this indebtedness and terminate these loans in connection with the Transactions.

Indebtedness – Affiliates

We have various note receivables from certain SunEdison subsidiaries. As of June 30, 2013, December 31, 2012 and December 31, 2011, we had $181.6 million, $158.5 million and $111.5 million, respectively, of note receivables due from affiliates. Interest is calculated based on fixed rates ranging from 2% to 3%. The notes have maturities of one year or less but are usually renewed and are therefore considered long-term. We also have long-term intercompany borrowings with SunEdison of $76.0 million, $129.4 million and $127.3 million as of June 30, 2013, December 31, 2012 and December 31, 2011, respectively. The weighted-average costs of borrowing were 0.5%, 0.5% and 1.4% as of June 30, 2013, December 31, 2012 and December 31, 2011, respectively. Interest is determined based on the Euribor one year rate. The payments on long-term affiliate debt are due in 2049. There are no guarantees or debt covenants related to these intercompany borrowings. All intercompany indebtedness (other than ordinary course trade payables) will be settled in connection with the Transactions.

Collateralized Debt Obligations

Certain of our assets are pledged as collateral under SunEdison’s revolving credit facility and second lien term loan credit agreement. The indebtedness related to these SunEdison debt obligations has not been allocated to us but our pledged assets may be seized or sold in the event SunEdison defaults on these debt obligations to satisfy the guaranteed obligations. However, we do not believe it is likely SunEdison will default on these debt obligations. Upon consummation of the Transactions, these assets will no longer be pledged as collateral under SunEdison’s credit facility or term loan.

Contractual Obligations and Commitments

Except as otherwise noted, our contractual obligations as of December 31, 2012 were as follows:

	Payments Due by Period
Contractual obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	5 Years or More
(in millions)
Long-term debt (1)	$16.0	$3.4	$6.8	$5.8	$—
Debt-affiliates, net (2)
Operating leases	22.3	5.8	9.6	5.1	1.8
Purchase obligations (3)	121.5	106.5	8.9	5.9	0.2
Employee related liabilities (4)	94.8	—	—	—	—
Other long-term liabilities—uncertain tax positions (5)	1.8	1.8	—	—	—
Customer deposits (6)	10.9	10.9	—	—	—

Total contractual obligations	$267.3	$128.4	$25.3	$16.8	$2.0

(1)	Amounts exclude accrued interest. In connection with the Transactions, we expect to incur a senior secured term loan in an aggregate principal amount of $ million. See “Capitalization” and “Unaudited Pro Forma Consolidated Financial Statements.”

(2)	As of December 31, 2012, our notes receivable, affiliate was greater than our long-term debt, affiliate. As a result, we were in a net receivable position. See Note 13 to our combined financial statements included elsewhere in this prospectus.

(3)	Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on us, including minimum quantities at fixed prices to be purchased, committed capital expenditures, and outstanding purchases for goods or services as of December 31, 2012. In addition to the above purchase obligations, in connection with the 2011 Global Plan, we no longer take supplies or materials for a number of purchase agreements. We have notified our vendors of our intent not to procure these materials and we have accrued $69.5 million related to these contracts, which includes the remaining payable for the Evonik settlement. Pursuant to the Evonik settlement, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million Euro, of which 25.0 million Euro was paid in 2012, 10.0 million Euro was paid in the first quarter of 2013 and 20.0 million Euro was paid in the second quarter of 2013. The remaining 15.0 million Euro will be paid in the third quarter of 2013. These agreements either do not have stated fixed quantities and prices, have termination provisions, or require the vendor to mitigate losses by selling the materials to other parties. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our future earnings and cash flows.

(4)	Employee related liabilities include pension, health and welfare benefits and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and accordingly, specific future years’ payments are not reasonably estimable. Funding projections beyond the next 12 months as of December 31, 2012 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

(5)	As of December 31, 2012, $1.8 million of unrecognized tax benefits were included as a component of other long-term liabilities. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

(6)	Customer deposits consist of amounts provided in connection with long-term supply agreements which must be returned to the customers according to the terms of the agreements.

The contractual commitments shown above, except for our debt obligations, employee related liabilities, uncertain tax positions and customer deposits, are not recorded on our combined balance sheet.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of June 30, 2013.

Our pension expense and pension liability are actuarially determined. See “—Critical Accounting Policies and Estimates.” Effective January 2, 2002, SunEdison amended its defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants were added to that plan. Effective January 1, 2012, SunEdison amended the defined benefit pension plan to freeze the accumulation of new benefits for all participants. This change did not have a material impact on our historical combined financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our combined financial statements and related footnotes. In preparing these combined financial statements, we have made our best estimates of certain amounts included in the combined financial statements. Application of accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our critical accounting estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact. Our significant accounting policies are more fully described in Note 2 of Notes to Combined Financial Statements herein.

Revenue Recognition

We recognize revenue for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days) at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes.

Expense Allocations

Our combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

Inventories

Inventories consist of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximate weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. Our products are typically manufactured to our customers’ specifications and, as a result, we generally do not commence manufacturing products until we receive a customer’s order. These orders are typically purchase orders or short-term contracts in which pricing and quantities are reasonably reliable. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. However, we have not historically incurred material differences between our estimated and actual inventory valuations.

Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it evenly over the assets’ estimated useful lives as follows:

Years
Software	3-10
Buildings and improvements	2-50
Machinery and equipment	1-30

Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the asset accounts and any gain or loss is reported in current-year operations. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.

Depreciation expense for the years ended December 31, 2012 and 2011 was $118.7 million and $144.3 million, respectively. Depreciation expense was lower in 2012 compared to 2011 primarily due to the fixed asset impairments we incurred in 2011 related to the shuttering of our Merano, Italy polysilicon facility.

Impairment of Property, Plant and Equipment

We periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Income Taxes

SunEdison files consolidated income tax returns that include us. For purposes of these combined financial statements, our taxes are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We also record income taxes for foreign jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with

FASB Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

Management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in December 2011 and determined that the undistributed earnings of all our foreign subsidiaries were not expected to be remitted to the U.S. parent corporation in the foreseeable future. During the first six months of 2013, we determined the undistributed earnings of one of our foreign wholly owned subsidiaries would be remitted to the United States in the foreseeable future. The undistributed earnings of all other foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Following the completion of this offering, we expect that cash generated from our U.S. operations and borrowings under our new senior secured term loan, together with borrowings under our new revolving credit facility as needed, will provide sufficient liquidity to fund our U.S. operations.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Our business consists of the combined operations of certain entities currently owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure will change prospectively but there will be no changes to our historical financial statements.

Employee-Related Liabilities

We have a long-term net liability for our consolidated defined benefit pension and other post-employment benefit plans. Our obligations are funded in accordance with provisions of federal law. We recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in our statement of financial position and recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Our pension and other post-employment liabilities are determined using various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If the assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on the pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on the U.S. Pension plan assets was 8.5% in both 2012 and 2011, the actual return experienced in the pension plan assets in the comparable periods in 2012 and 2011 was 12.8% and (1.3)%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (AA quality) yield information. Assuming a 100 basis point increase in these assumptions, our 2012 pension expense would have been approximately $1.2 million lower. Assuming a 100 basis point decrease in these assumptions, our 2012 pension expense would have been approximately $1.2 million higher.

Effective January 1, 2012, the amortization period for the unamortized loss was changed to the average future life expectancy of the active plan participants, which was derived from an actuarial mortality table. This change was triggered by the small number of active plan participants relative to the total plan participants. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.

Stock-Based Compensation

Our combined financial statements include certain expenses of SunEdison that were allocated to us for stock compensation. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Stock-based compensation expense is recognized for all grants on a straight-line basis over the requisite service period of the entire award for ratable awards. Compensation expense for awards with market or performance conditions reflects the estimated probability that the market and/or performance conditions will be met and is recognized ratably over the service period(s) of the award. Future forfeiture rates are estimated taking into consideration the historical experience during the preceding four fiscal years. For market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte-Carlo simulation taking into consideration volatility, interest rates and expected term.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the making of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2012 and 2011 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•	Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities—cost approximates fair value because of the short maturity period; and

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms.

Derivative Financial Instruments and Hedging Activities

We have not designated any derivatives as hedge accounting. All derivative instruments are recorded on the combined balance sheets at fair value. Derivatives not designated as hedge accounting and used to hedge foreign- currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged.

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to SSL. A substantial portion of our revenue and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of June 30, 2013, December 31, 2012 and 2011, these currency forward contracts had net notional amounts of $173.9 million, $169.3 million and $96.4 million, respectively, and are accounted for as economic hedges.

Accounting Standards Updates

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI), to provide guidance about AOCI disclosure requirements. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements; however, it does require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. This standard was adopted on January 1, 2013.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This standard was retrospectively adopted on January 1, 2012.

Market Risk

Our market risk is mainly related to financial and capital markets risk.

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset in part by corresponding losses and gains on the related hedging instruments, reducing the net exposure to us. A substantial portion of our net sales and capital spending are transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Japanese Yen, New Taiwan Dollar, Euro, Korean Won and Malaysian Ringgit. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. As of June 30, 2013 and December 31, 2012 and 2011, these currency forward contracts had net notional amounts of $173.9 million, $169.3 million and $96.4 million, respectively, and were accounted for as economic hedges, for which hedge accounting was not applied. The net fair values of these currency forward contracts were amounts payable to the counterparty of $1.5 million, $6.1 million and $0.5 million as of June 30, 2013 and December 31, 2012 and 2011, respectively. Based on our overall currency rate exposures as of June 30, 2013, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year. For additional information, see “—Critical Accounting Policies and Estimates.”

Following the completion of the Transactions, our long-term debt portfolio will consist of variable rate debt instruments. In connection with the Transactions, we intend to enter into a new senior credit facility with a syndicate of banks providing for (i) a 3-year $         million senior secured revolving credit facility and (ii) a 7-year $         million senior secured term loan. We do not expect to have any borrowings outstanding under the revolving credit facility upon completion of this offering.

Borrowings under the new senior credit facility will bear interest at market rates based on market conditions at the time of the execution of the new senior credit facility and negotiations with our prospective lenders. For variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. Our pro forma interest expense for the year ended December 31, 2012 after giving effect to the Transactions, including the borrowings associated with the term loan, would have been $         million. Holding other variables constant (such as foreign exchange rates and debt levels), a one percent point change in interest rates would have increased our pro forma interest expense for that period by approximately $         million.

We are also subject to interest rate risk related to our cash equivalents and pension plan assets. In addition to interest rate risk on our cash equivalents and pension plan assets, we are subject to issuer credit risk because the value of our assets may change based on liquidity issues or adverse economic conditions affecting the creditworthiness of the issuers or group of issuers of the assets we may own. Our pension plan assets are invested primarily in marketable securities including equity securities, bonds and interest bearing deposits. For additional information, see “—Liquidity and Capital Resources” and “—Critical Accounting Policies and Estimates.” Due to the diversity of and numerous securities in our portfolio, estimating a hypothetical change in value of our portfolio based on estimated changes in interest rates and issuer risk is not practical.

BUSINESS

Our Company

We are a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC. We have developed a broad product portfolio, an extensive global manufacturing footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

Throughout our over 50 years of operations, we have pioneered a number of semiconductor industry firsts, including the development of the dislocation-free CZ silicon crystal growth process and the CMP process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. More recently, we have been a leader in the development of advanced substrates such as EPI wafers and wafers for the SOI market, which enable advanced computing and communications applications.

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. During 2012, our largest customers were Samsung, TSMC and STMicroelectronics. We operate facilities in major semiconductor manufacturing regions throughout the world, including Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have chosen to locate our manufacturing facilities in regions that offer both low operating costs and close proximity to our customers to facilitate collaboration on product development activities and shorten product delivery times.

The market for semiconductor wafers is large and growing. According to Gartner, the merchant semiconductor silicon wafer market in 2012 was approximately $9 billion worldwide and is expected to grow at a 5.1% CAGR from 2012 to 2017, reaching approximately $12 billion by 2017. This growth in semiconductor wafer demand has been largely attributable to the proliferation of mobile devices such as smart phones and tablets. These devices require semiconductors that are energy efficient, low cost, high performance and highly integrated into a small footprint. Semiconductors offering those characteristics increasingly require EPI and SOI wafers. We believe that the combination of our process technology expertise in EPI and SOI wafer manufacturing with our capital efficiency provides us with significant opportunities as the markets for EPI and SOI wafers continue to grow.

The semiconductor wafer industry has undergone significant consolidation over the past 20 years, from more than 20 suppliers in the 1990s to only five major suppliers today, including Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG, LG Siltron and us, which suppliers accounted for approximately 90% of all semiconductor wafer sales in 2012, according to Gartner. This consolidation is due in large part to the significant increase in the capital investment and manufacturing capacity needed to compete effectively. We have expanded our market share by revenue from 8% in 2008 to 10% in 2012, according to Gartner. We believe this improvement is in large part the result of our emphasis on technology and product innovation and customer service, as well as consistently delivering high quality wafers that meet our customers evolving requirements. We believe we are well positioned to continue to expand our market share and capitalize on the increasing demand for more advanced wafer products. We generated net sales of $934.2 million and $1,198.3 million, net income (loss) attributable to SSL of $121.3 million and $(557.9) million and Adjusted EBITDA of $74.9 million and $170.2 million, in 2012 and 2011, respectively. For the six months ended June 30, 2013, we generated net sales of $476.4 million, net loss attributable to SSL of $23.7 million and Adjusted EBITDA of $53.4 million. See “Summary Historical and Pro Forma Financial Data” for the definition of Adjusted EBITDA, the reason for its inclusion and a reconciliation from net income (loss) attributable to SSL to Adjusted EBITDA.

Industry Overview

Semiconductor devices are at the core of modern electronics. According to Gartner, the total semiconductor market worldwide was $300 billion in 2012. These devices include microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors. Recent semiconductor growth has been largely attributable to the proliferation of mobile devices, which has driven the need for low cost, high performance semiconductors that provide efficient power consumption and a reduced footprint. In order to meet these demands, technology innovation in the semiconductor industry has continued at a strong pace over the past decade, resulting in shrinking process geometries, larger wafer sizes, more stringent technical specifications and the introduction of advanced substrates and device structures. In addition to continued growth in the mobile device market, future semiconductor industry growth is expected to be further driven by new and emerging markets and applications, such as in the healthcare and automotive industries, which are increasingly incorporating advanced technologies in their services and products.

Semiconductor wafers are increasingly required to meet specific performance characteristics. For example, semiconductors used in applications such as mobile devices and cloud infrastructure are increasingly requiring EPI wafers, which enable lower power consumption due to their near perfect surface characteristics. According to Gartner, the epitaxial semiconductor silicon wafer market is expected to grow from $3.6 billion in 2012 to $4.9 billion in 2017, representing a 6.5% CAGR. Similarly, demand for SOI wafers is growing as a result of the ability of SOI wafers to improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. According to the SOI Industry Consortium, the total available market for SOI wafers is expected to double over the next five years, driven by the increased penetration in mobile system-on-chips and RF devices. As a semiconductor wafer manufacturer focused on advanced EPI and SOI product solutions, we believe we are well positioned to capitalize on the growth opportunities resulting from industry consolidation and the increasing demand for EPI and SOI wafers.

Our Strengths

Our strengths as a manufacturer of semiconductor wafers include the following:

History of product innovation and process technology expertise.  We have a more than 50 year history, under the MEMC brand, of product innovation, including achieving several major advancements in the semiconductor wafer industry, such as the development of the dislocation-free CZ silicon crystal growth process and the CMP process, as well as the initial production and commercialization of 100mm and 200mm semiconductor wafers. We have developed advanced substrates such as EPI wafers and, more recently, SOI wafers to maintain our history of product innovation. We have also developed significant technology expertise in wafer manufacturing processes, including diamond wire cutting, integrated software-enabled tooling and flexible equipment processes supporting the manufacture of semiconductor wafers with various diameters. We believe that our product innovation capabilities and process technology expertise enable us to produce high quality wafers both rapidly and cost effectively.

Broad product portfolio.  We have developed a broad product portfolio. Our products include polished, EPI, SOI, perfect silicon and MDZ wafers ranging in diameter from 100mm to 300mm. Our process capabilities provide us with the ability to customize our products to address the specific performance characteristics required by our customers. For example, as one of only three primary SOI wafer suppliers, we are capable of satisfying all of our customers’ wafer requirements in microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors.

Extensive global footprint with close customer collaboration.  We have an established global manufacturing network consisting of eight facilities located in Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have located our facilities in areas that offer a combination of low operating costs and highly educated work forces in close proximity to our customers. This “local” presence enables us to collaborate with our customers on product design and development activities and shorten product delivery and response times. Our diverse global footprint also enables us to mitigate risk in the event of natural disasters or other occurrences that can disrupt manufacturing. For example, although production at our Japanese facility was disrupted as a result of the March 2011 earthquake and tsunami, we were one of the few semiconductor wafer suppliers able to deliver products in a timely manner by shifting our production to other qualified facilities.

Established relationships with blue chip customers.  We work with all of the major semiconductor device manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries. Our largest customers in 2012 included Samsung, TSMC and STMicroelectronics. Our continued focus on developing strong customer relationships has resulted in several awards from our key customers. For example, we were the only company in 2012 to receive supplier excellence awards from each of Samsung, TSMC and Analog Devices based on our performance, quality, service and support. We collaborate with our customers on their research and development activities, allowing us to develop wafer products that meet their product design expectations rapidly and efficiently. We believe this collaboration provides us greater visibility into our customers’ product pipelines and enables us to strategically position our business for next generation market opportunities.

Company-wide focus on capital efficiency and maintaining a lean operating culture.  We have implemented several initiatives since 2009 designed to rationalize our use of resources, optimize those resources for the most attractive market opportunities and manage our production capacity to meet demand efficiently. Our engineers’ understanding of both the science and operation of the tools within our factories enables us to streamline equipment controls, software interfaces and operational parameters to improve the productivity of our equipment. In 2012, our engineers applied these techniques to improve the output of our EPI production equipment by more than 20%, resulting in reduced capital expenditures and increased productivity. We have also designed our manufacturing processes to be flexible and scalable with low to moderate additional capital investment necessary to pursue new opportunities or increase capacity. For example, we expanded our 300mm wafer capacity at our Cheonan, South Korea facility in 2012 by 22% with relatively small additional capital expenditures. We continue to focus on improving our equipment productivity through our Overall Equipment Effectiveness program, which has improved our safety, customer satisfaction and on-time delivery and reduced facility disruptions.

Experienced management team with extensive expertise.  Our top eight senior managers average 25 years of relevant experience from multiple segments of the semiconductor industry, having joined us from leading technology companies including General Electric, Intel and Motorola. In addition, we have a large and technologically proficient professional staff with approximately 720 engineers, of whom over 125 focus solely on R&D and approximately 45 have Ph.Ds. We believe our first-class leadership team has a broad set of experiences and expertise and is well equipped to execute on our strategy and capitalize on emerging opportunities.

Our Business Strategy

Our goal is to continue to be a market leader and increase our market share in the large and growing semiconductor wafer industry. Key elements of our strategy include:

Extending our product and process technology leadership.  We are focused on developing leading edge technologies for the semiconductor wafer market. As our customers’ needs evolve with decreasing transistor sizes, increasing degrees of integration and ongoing pressures for cost reduction, the requirements and specifications for semiconductor wafers are also evolving. We are investing in new product and process technologies to be able to offer products with enhanced features, such as flatness, uniformity, resistivity and reduced defects. For example, we are making substantial investments to further our 200mm and 300mm SOI product offerings for below 20 nanometer process technologies, as well as next generation 300mm EPI wafers with advanced performance characteristics for wireless applications.

Increasing our customer penetration and market share.  We intend to increase our customer penetration by enhancing our global sales, design and technical support organizations and leveraging our broad product portfolio. We are also focused on capitalizing on attractive new opportunities with current and new customers in emerging applications. For example, we are working closely with customers to design product solutions that enable continued transistor scaling and include 3-D transistors and Fully Depleted SOI planer transistors, as well as to address process issues related to the introduction of new materials in wafer fabrication and advanced lithography. In addition, we are developing wafer solutions that enable integration of multiple functions, such as logic, memory and analog, on the same chip. We believe we are well-positioned to capture new opportunities with existing customers and further diversify our customer base as a result of our technology leadership, broad product portfolio and global manufacturing footprint.

Continuing to deliver high quality customer service.  We intend to continue our increased focus on delivering high quality customer service and manufacturing flexibility by leveraging our “local” presence that results from our diverse geographic footprint. We are focused on enhancing our established quality assurance programs and dedicated services and support staff in order to continue responding quickly to changing demands and product cycles of our customers. As a testament to our product quality and customer service, we have received awards from several of our key customers, including Samsung, TSMC and Analog Devices.

Maintaining focus on operational improvements.  We intend to continue our focus on maintaining a lean operating environment and capital efficiency. We believe our Overall Equipment Effectiveness program and other operational improvements have enabled us to improve lead times across the supply chain, as well as our performance with respect to safety, customer satisfaction and on-time delivery and reduced facility disruptions. These improvements have freed up capacity, reduced costs and significantly improved equipment reliability. Our lean operating structure positions us to add production capacity as needed at low to moderate incremental capital expense by optimizing equipment utilization.

Capitalizing on the benefits of being an independent entity.  We believe that being a separately traded public company will enable us to be a more focused business with the ability to target our investment and research initiatives solely on semiconductor wafers. We expect our independence will also allow us to align the interests and incentives of our employees exclusively with the success of our business and better position us for further consolidation in the industry.

History

Our business was originally established in 1959 under the name Monsanto Electric Material Company and for most our history we have been known as MEMC and traded on the New York Stock Exchange. Prior to this offering, we conducted our operations as a business segment of MEMC, which was renamed SunEdison, Inc. in May 2013. Throughout our over 50 years of experience, we have been a leader in technological innovation, including achieving a number of semiconductor industry firsts. The table below summarizes some of our key technological achievements:

Year	Achievement

1962	Developed dislocation-free CZ silicon crystal growth process

1965	Developed chemical-mechanical polishing process for semiconductor wafers

1975	Achieved first commercial production of 100mm wafers

1982	Developed the use of EPI wafers in complementary metal–oxide–semiconductor, or CMOS, applications

1984	Commercialized 200mm wafers

1991	Developed 300mm wafers

1998	Developed agglomerated defect free ‘Perfect Silicon’

2000	Introduced defect-free engineered products ‘MDZ’™ & ‘Optia’™

2009	Commenced high volume manufacturing of SOI wafers; introduced 450mm mechanical wafers for use in equipment calibration

2011	Qualified wafers for production in 28 nanometer node

2013	Deployed diamond wire cutting technology

We have made a number of strategic investments throughout our history to expand our product portfolio, global footprint and customer base. For example, in early 2004, we acquired from our joint venture partners the remaining 55% interest that we did not already own of Taisil Electronic Materials Corporation, a fully integrated Taiwanese manufacturer of polished and EPI wafers for the Asia Pacific region. In 1990, we established a joint venture known as MEMC Korea Company with Samsung in Korea to produce 200mm and 300mm wafers. We also constructed a large-scale 200mm wafer manufacturing facility in Ipoh, Malaysia to consolidate production closer to our customer base and began shipping products from that facility in the third quarter of 2010.

Products and Applications

Our wafers are used as the base substrate for the manufacture of various types of semiconductor devices, including microprocessors, memory, analog, mixed-signal and RF integrated circuits, discrete, application specific integrated circuits, MEMS and image sensors. These semiconductor devices are used in computers, smart phones, tablets and other mobile electronic devices, automobiles and other consumer and industrial products. We offer wafers with a wide variety of features and in varying sizes, flatness characteristics, crystal properties and electrical properties to satisfy numerous product specifications required by our customers. Our wafers range in size from 100mm to 300mm. We also manufacture a limited number of 450mm mechanical wafers, which are used by semiconductor equipment manufacturers for the development of next generation process equipment. We will continue to monitor the development of the 450mm wafer market and, if circumstances warrant, we will adjust our development and production capabilities.

The chart below summarizes our products, the diameters in which we offer each product and the principal applications for each product.

Wafer Diameter (millimeters)
Products	150 and Less	200	300	450	Principal Applications

Polished Wafers:

Low Resistivity	✓	✓	✓		Power devices

High Resistivity		✓	✓		RF devices, Power devices

Standard (Prime/Test)	✓	✓	✓	✓	Memory, Logic, Analog

Low COP Prime	✓	✓	✓		Logic, Analog

Annealed		✓	✓		Logic, Analog

Perfect Silicon		✓	✓		Memory

MDZ	✓	✓	✓		Logic, Analog

OPTIA Perfect Silicon +MDZ		✓	✓		Memory, Logic, Analog

EPI Wafers:

Standard CMOS/AEGISTM	✓	✓	✓		Logic, Image sensors

Power Discrete	✓	✓			Power devices

Custom	✓	✓	✓		Various applications

SOI Wafers:

Power		✓			Power devices, MEMS

Perfect			✓		RF devices

Depending on market conditions, we also sell intermediate products such as polysilicon, TCS gas, ingots and scrap wafers to semiconductor device and equipment makers, which sales have not been material to our results of operations following the shuttering of our Merano, Italy polysilicon facility in December 2011.

Polished Wafers

Our polished wafers are used in a wide range of applications, including memory, analog, RF devices, digital signal processors, or DSPs, and power devices. Our polished wafer is a polished, highly refined, pure wafer with an ultra-flat and ultra-clean surface. We manufacture the vast majority of our polished wafers with a sophisticated chemical-mechanical polishing process that removes defects and leaves an extremely smooth surface. Wafer flatness and cleanliness requirements, along with crystal perfection, have become increasingly important as semiconductor devices become more complex and transistors decrease in size.

Our OPTIA™ wafer is a 100% defect-free crystalline structure based on our technologies and processes, including MDZ®. Our MDZ® product feature can increase our customers’ yields by drawing impurities away from the surface of the wafer during device processing in a manner that is efficient and reliable, with results that are reproducible. We believe the OPTIA™ wafer is one of the most technologically advanced polished wafers available today. Our annealed wafer is a polished wafer with near surface crystalline defects dissolved during a high-temperature thermal treatment.

We also supply test/monitor wafers to our customers for their use in testing semiconductor fabrication lines and processes. Although test/monitor wafers are substantially the same as polished wafers with respect to cleanliness, and in some cases flatness, other specifications are generally less rigorous.

EPI Wafers

EPI wafers increase the reliability and decrease the power consumption of semiconductor devices and therefore are increasingly used in mobile device and cloud infrastructure applications. Our EPI wafers consist of a thin silicon layer grown on the polished surface of the wafer. Typically, the epitaxial layer has different electrical properties from the underlying wafer. This provides our customers with better isolation between circuit elements than a polished wafer and the ability to tailor the wafer to the specific demands of the device. This improved isolation allows for increased reliability of the finished semiconductor device and greater efficiencies during the semiconductor manufacturing process, which ultimately allows for more complex semiconductor devices.

We designed our AEGIS™ product for certain specialized applications requiring high resistivity EPI wafers. The AEGIS™ wafer includes a thin epitaxial layer grown on a standard starting wafer, which eliminates harmful defects on the surface of the wafer, thereby allowing device manufacturers to increase yields and improve process reliability.

SOI Wafers

SOI wafers improve switching speeds and enhance the performance of RF devices such as power amplifiers, switches and sensors. Our SOI wafers have three layers: a thin surface layer of silicon where the transistors are formed; an underlying layer of insulating material; and a support or “handle” bulk semiconductor wafer. Transistors built within the top silicon layer typically switch signals faster, run at lower voltages and are much less vulnerable to signal noise from background cosmic ray particles. Each transistor is isolated from its neighbor by a complete layer of silicon dioxide.

Customers

We primarily sell our products to all of the major semiconductor manufacturers in the world, including integrated device manufacturers and pure-play semiconductor foundries, and to a lesser extent, leading companies that specialize in wafer customization. Our top 10 customers by net sales for 2012, set forth in alphabetical order, were: IBM, Infineon Technologies, Intel Corporation, Micron Technology, Powerchip Technology, Samsung, STMicroelectronics, TSMC, Toshiba and United Monolithic Semiconductors. We have had relationships with all of our top 10 customers for more than 10 years and with nine of our top 10 customers for more than 20 years. In 2012, Samsung, TSMC and STMicroelectronics accounted for approximately 20%, 13% and 11%, respectively, of our net sales to non-affiliates. No other customer accounted for more than 10% of our net sales to non-affiliates during 2012.

Our customers are located primarily in the major semiconductor manufacturing regions throughout the world. The following table presents a summary of the percentage of our net sales to non-affiliates by country, based on the location of the customer, for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013:

	Percentage of Net Sales to Non-affiliates
	For the Years Ended December 31,		For the Six Months ended June 30, 2013
Country
	2012	2011
Taiwan	24%	25%	26%
Korea	21	20	24
United States	16	17	15
Singapore	6	7	7
Japan	6	6	3
Italy	5	5	4
Germany	5	4	6
China	5	4	5
France	4	4	4
Other foreign countries	8	8	6

Total	100%	100%	100%

Sales and Marketing

We market our semiconductor wafers primarily through a direct sales force. We have customer service and support centers strategically located across the globe, including in China, France, Germany, Italy, Japan, Malaysia, Singapore, South Korea, Taiwan and the United States. A key element of our sales and marketing strategy is establishing and maintaining close relationships with our customers, which we accomplish through multi-functional teams of technical, sales and marketing and manufacturing personnel, including 34 dedicated field engineers. Our multi-functional teams work closely with our customers to optimize our products for our customers’ current and future production processes, requirements and specifications. We closely monitor changing customer needs and target our research and development and manufacturing to produce wafers adapted to each customer’s specific needs.

Sales to our customers are generally governed by purchase orders or, in certain cases, agreements with terms of one year or less that include pricing terms and estimated quantity requirements. Our customer agreements generally do not require that a customer purchase a minimum quantity of wafers.

We sell semiconductor wafers to certain customers under consignment arrangements. These consignment arrangements generally require us to maintain a certain quantity of wafers in inventory at the customer’s facility or at a storage facility designated by the customer. Under these arrangements, we ship the wafers to the storage facility, but do not charge the customer or recognize sales for those wafers until title passes to the customer. As of June 30, 2013, we had approximately $26.7 million of inventory held on consignment, compared with approximately $27.7 million and $28.5 million of inventory held on consignment as of December 31, 2012 and December 31, 2011, respectively.

Research and Development

The semiconductor wafer market is characterized by continuous technological development and product innovation. Our R&D organization consists of over 125 engineers, of whom approximately 45 have PhDs. Our R&D model combines engineering innovation with specific commercialization strategies and seeks to align our technology innovation efforts with our customers’ requirements for new and evolving applications. We accomplish this through a deep understanding of our customers’ current and future technology requirements and targeting our R&D efforts at developing products to meet those technology requirements. In particular, we have a Field Applications Engineering team that collaborates with our account managers and serves as the key technical interface between us and our customers. Members of this team are assigned to key customers worldwide and lead the introduction and qualification of new products, collaborate with our customers in the development of new technical solutions and support the resolution of any product-related issues.

We devote a significant portion of our R&D resources to enhancing our position in the crystal technology area. In conjunction with these efforts, we are developing wafer technologies to meet advanced flatness and particle specifications of our customers. We are also continuing to focus on the development of advanced substrates such as EPI and SOI wafers and cost reduction activities.

In addition to our focus on advancements in wafer material properties, we continue to invest in R&D associated with larger wafer sizes. We produced our first 300mm wafer in 1991 and are continuing to enhance our 300mm technology program. We produced our first 450mm wafer in 2009, but to date have only produced minimal quantities of mechanical wafers at this size due to limited market demand for 450mm wafers. We also continue to focus on process design advancements to drive cost reductions and productivity improvements.

Prior to or simultaneously with the completion of this offering, we expect to enter into joint development arrangements with SunEdison pursuant to which we and SunEdison will collaborate on future R&D activities with respect to the intellectual property to be licensed between us, as well as projects related thereto. For additional information on these arrangements, see “Certain Relationships and Related Party Transactions–Intellectual Property Licensing Agreements.”

Manufacturing

To meet our customers’ needs worldwide, we have established a global manufacturing network consisting of eight facilities located in Taiwan, Malaysia, South Korea, Italy, Japan and the United States. We have located our manufacturing facilities in regions that offer both low operating costs and highly educated work forces in close proximity to our customers. This “local” presence enables us to facilitate collaboration with our customers on product development activities and shorten product delivery and response times.

We have installed consistent tools and processes across our manufacturing facilities in order to facilitate the transfer of manufacturing between sites. While customers generally require that they “qualify” each facility at which we manufacture wafers for them, a process that typically takes three to six months but which can take up to one year for certain products, in many cases multiple sites are qualified for a particular product to allow manufacturing flexibility. In addition, multiple qualifications permit us to quickly shift production between facilities in the event of a natural disaster or other occurrence affecting one of our facilities, enabling uninterrupted delivery of products to our customers. For example, production at our Japanese facility was disrupted as a result of the March 2011 earthquake and tsunami, but we were able to shift production of our 200mm wafers quickly to other facilities that had been, or were already in the process of being, qualified, enabling us to continue delivering those wafers to customers in a timely manner.

Our wafer manufacturing process begins with high purity polysilicon. The polysilicon is melted in a quartz crucible along with minute amounts of electrically active elements such as arsenic, boron, phosphorous or antimony. We then lower a silicon seed crystal into the melt and slowly extract it from the melt. The resultant body of silicon is called an ingot. The temperature of the melt, speed of extraction and rotation of the crucible govern the size of the ingot, while the concentration of the electrically active element in the melt governs the electrical properties of the wafers to be made from the ingot. This is a complex, proprietary process requiring many control features on the crystal-growing equipment.

After the crystal ingot is grown, we grind the ingots to the specified size and slice them into thin wafers. Next, we prepare the wafers for surface polishing with a multi-step process using precision wafer planarization machines, edge contour machines and chemical etchers. Final polishing and cleaning processes give the wafers the clean and ultraflat mirror polished surfaces required for the fabrication of semiconductor devices. We further process some of our products into EPI wafers by utilizing a chemical vapor deposition process to deposit a single crystal silicon layer on the polished surface. Additional wafer customization can be made through our SOI process, which creates an oxide isolated silicon layer on a base substrate.

The graphic below illustrates key steps in the manufacturing process for our semiconductor wafers:

Raw Materials

The principal raw material used in our manufacturing process is polysilicon. We have historically obtained our requirements for polysilicon primarily from SunEdison’s facility in Pasadena, Texas, as well as from other external polysilicon suppliers. In connection with the Transactions, we will enter into a supply agreement with SunEdison for polysilicon, and we expect SunEdison will be our primary supplier of polysilicon. See “Certain Relationships and Related Party Transactions—Supply Agreement” for a summary of the material terms of this agreement. If for any reason SunEdison is unable to meet our demand for polysilicon, we expect to be able to obtain our polysilicon requirements from alternative suppliers. However, we may experience manufacturing delays, an increase in our costs relating to obtaining polysilicon or a decrease in our manufacturing throughput and yields if we are required to seek alternative suppliers.

Competition

The market for semiconductor wafers is highly competitive. We compete globally and face competition from established manufacturers. Our major worldwide competitors are Shin-Etsu Handotai, SUMCO Corporation, Siltronic AG and LG Siltron. The key competitive factors in the semiconductor wafer market are product quality, consistency, price, technical innovation, customer service and product availability. We emphasize our technology and product innovation, customer service and consistently delivering high quality wafers that meet our customers evolving requirements. Some of our competitors are larger than us, which may enable them to produce wafers at a lower per unit cost due to economies of scale and have greater influence than us on market prices. We also believe certain of our competitors may experience competitive advantages in their home markets, where customers are willing to pay a premium for wafers from a domestic manufacturer.

Proprietary Information and Intellectual Property

We believe that the success of our business depends in part on our proprietary technology, information and processes. We protect our intellectual property rights based on patents and trade secrets. As of June 30, 2013, we had 262 U.S. patents and 492 foreign patents. In addition, as of June 30, 2013, we had 115 pending U.S. patent applications and approximately 261 pending foreign patent applications.

The table below sets forth the approximate number of our current U.S. and foreign patents that are scheduled to expire in the referenced periods:

	Number of Patents Scheduled to Expire
During the Years Ended December 31,	U.S.	Foreign
2013-2017	64	59
2018-2022	124	313
2023-2027	38	94
2028 and thereafter	36	26

Total	262	492

While we consider our patents to be valuable assets, we do not believe that the success of our business or our overall operations are dependent upon any single patent or group of related patents. In addition, we do not believe that the loss or expiration of any single patent or group of related patents would materially affect our business.

We and SunEdison determined which intellectual property assets, including patents, will be transferred to us in connection with the Formation Transactions based on the subject matter of the assets. We will receive intellectual property assets that involve processes, product and apparatus that are primarily related to the production of semiconductor wafers, while SunEdison will retain intellectual property assets that are primarily related to the production of solar wafers. In situations where the subject matter of particular intellectual property significantly overlaps between our business and SunEdison’s business, the intellectual property will be owned by either us or SunEdison based on the asset’s primary application.

We will enter into intellectual property licensing agreements with SunEdison in connection with the Transactions. The agreements will involve the licensing of intellectual property that is utilized in both our business and SunEdison’s business. See “Certain Relationships and Related Party Transactions—Intellectual Property Licensing Agreements” for a summary of the material terms of these agreements.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims against us.

Environmental Matters

Our operations and facilities are subject to U.S. and foreign laws and regulations governing the protection of the environment and our employees, including those governing air emissions, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines or civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. In addition, we could be liable for violation of environmental laws or regulations or clean up costs at former facilities. We are not aware of any threatened or pending material environmental investigations, lawsuits or claims involving us, our operations or our current or former facilities.

Groundwater and/or soil contamination has been detected at our facilities in St. Peters, Missouri and Merano, Italy, and we previously had contamination at two other facilities which has now been remediated. We believe we are taking all necessary remedial steps at the two facilities where contamination still exists and continue to monitor the other two facilities. We do not expect the costs of the ongoing monitoring at those sites to be material. In addition, if we decide to close any of our facilities in the future, we could be subject to additional costs related to cleanup and/or remediation at that site in connection with closing the facility. As of June 30, 2013, we believe we have established adequate liabilities relating to ongoing remediation activities and relating to cleanup and remediation measures that would need to be undertaken at our Merano, Italy polysilicon facility in the event we determined to permanently close that facility. As of June 30, 2013, compliance with foreign, federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on our business, financial condition or results of operations, and we do not currently expect any known conditions to have a material impact on our business in the future.

Properties

Our principal manufacturing and administrative facilities, including our executive offices, comprised approximately 3,153,400 square feet as of June 30, 2013. All of our facilities are owned, other than our Kuala Lumpur, Malaysia facility, which is leased. This lease expires in April 2015 and is extendable for one two-year period thereafter. We also own all of the real estate underlying our owned facilities, other than the real estate on which our Hsinchu, Taiwan facility is located, which is subject to a land lease. This lease expires in 2014 and is extendable at our option for not less than a 20-year renewal period thereafter.

The table below sets forth the location and approximate square footage of each of our facilities.

Location	Approximate Square Footage
St. Peters, MO, USA	592,000
Hsinchu, Taiwan	649,000
Chonan, South Korea	462,400
Ipoh, Malaysia	431,300
Utsunomiya, Japan	306,000
Merano, Italy (1)	327,000
Novara, Italy	330,700
Kuala Lumpur, Malaysia	55,000

(1)	The square footage with respect to the Merano, Italy polysilicon facility includes square footage related to our polysilicon operations, which were shuttered as of December 31, 2011.

In an effort to reduce manufacturing costs and shift manufacturing to locations closer to our customers, in 2009 we committed to terminate certain of our manufacturing operations at our facility located in St. Peters, Missouri. We ceased all manufacturing at our St. Peters facility in 2012 except for 150mm crystal growing and advance SOI manufacturing, which we currently expect to continue to be produced at this facility. Our corporate headquarters and R&D activities are also expected to continue at our St. Peters facility. We have transferred manufacturing operations to our facility in Ipoh, Malaysia.

We also own a facility in Sherman, Texas, which was closed as of December 31, 2011. We are currently evaluating various options with respect to this facility, including a possible sale.

We believe that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our current requirements.

Employees

As of June 30, 2013, we had approximately 4,280 employees, approximately 1,400 of whom were unionized at our manufacturing facilities in St. Peters, Missouri; Merano, Italy; Novara, Italy; Utsunomiya, Japan; and Chonan, South Korea. In various countries, local law also requires our participation in works councils. We have not experienced any material work stoppages at any of our facilities due to labor union activities in recent years. We believe our relations with our employees are good.

Legal Proceedings

We are involved in various legal proceedings, claims, investigations and other legal matters which arise in the ordinary course of business. Set forth below is a summary of a currently pending material legal proceeding. Although it is not possible to predict the outcome of this or other matters, we believe that the ultimate outcome of our pending legal proceedings, including the matter discussed below, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

In May 2008, S.O.I.TEC Silicon on Insulator Technologies S.A., or Soitec, and Commissariat A L’Energie Atomique, or CEA, filed a complaint against us in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) which, as amended, alleges infringement by us of four U.S. patents related to SOI technology and requested damages and an injunction. We filed a counterclaim against Soitec for infringement of one of our U.S. patents.

In October 2010, the court ruled that all of our current products and processes do not infringe any valid claim of the four asserted Soitec patents. After the court’s ruling, the only remaining claim that Soitec continued to assert was a single patent claim directed against R&D efforts conducted by us prior to 2006, none of which are relevant to our current business. We continued to assert our counterclaim for infringement of our patent. A jury trial was held in October and November 2010 and the jury found that certain of Soitec’s wafers infringed the patent asserted by us at trial. The jury also found that one of the Soitec patent claims was valid. The case is now on appeal; however, the appeal has been stayed pending en banc review of a jurisdictional question unrelated to the merits of the appeal. No further developments will occur during the stay. The damages phase of the trial will occur, if at all, after the appeal. For further discussion, see Note 11 to the combined financial statements included elsewhere in this prospectus.

MANAGEMENT

The following table sets forth information regarding our directors, director nominees and executive officers upon completion of this offering. Currently all of our directors are either employed by SunEdison or us, and therefore, none are considered independent under the applicable standards of the                 and the SEC. Prior to the completion of this offering, we expect to identify at least one director nominee that will be independent under these standards. It is expected that our director nominees will become directors upon the consummation of this offering. In addition, within 90 days of our listing on the                     , we intend to appoint an additional director who will be independent under these standards and, within one year of our initial public offering, we intend to appoint a third director who will be independent under these standards.

Name	Age	Position/Title
Shaker Sadasivam	53	President, Chief Executive Officer and Director
William (Bill) Dunnigan	55
Bryan Hoadley	48
Doug Wilson	48
Brian Wuebbels	41	Director

Ages shown above are as of August 31, 2013. The following is a brief description of the business experience of each of the persons listed above.

Dr. Shaker Sadasivam has served as our President and Chief Executive Officer and a director since August 2013 and as SunEdison’s Executive Vice President and President-Semiconductor Materials since October 2009 and Senior Vice President, Research and Development from July 2002 to September 2009. Prior to that time, Dr. Sadasivam served in various positions for SunEdison, including as President of MEMC Japan Ltd., SunEdison’s Japanese subsidiary, from April 2002 to June 2002, as Director, Worldwide Operations Technology from July 2000 to March 2002, as Director, Technology for MEMC Korea Company, SunEdison’s South Korean subsidiary, from July 1999 to June 2000, and in positions in the manufacturing technology group from September 1997 to June 1999. Mr. Sadasivam’s extensive experience working in our business, including as the President of our business under SunEdison, allows him to advise our board of directors on management’s perspective with respect to a full range of issues affecting our Company.

William (Bill) Dunnigan has served as our                  since                  and served as SunEdison’s Vice President & General Manager since July 2013. Mr. Dunnigan joined SunEdison in December 2010 as Vice President Supply Chain, Semiconductor Materials, a position he held until June 2013. Previously, Mr. Dunnigan served as Senior Vice President, Wafer Fabrication of Cypress Semiconductor from June 2006 to March 2009. Mr. Dunnigan started his career at Motorola/Freescale Semiconductor, where he worked for 26 years in a variety of roles until August 2005, including process engineering, manufacturing and operations management, Corporate Vice President, Wafer Manufacturing and Vice President and General Manager of the Computing Platform Division.

Bryan Hoadley has served as our                  since                  and served as SunEdison’s Worldwide Vice President, Sales & Marketing for the Semiconductor Products business unit since August 2013. Mr. Hoadley has more than 25 years of experience in the microelectronics industry. Prior to joining SunEdison, Mr. Hoadley served as President of Movea Inc. and as its Executive Vice President of Worldwide Sales and Marketing from October 2007 to July 2013. Previously, Bryan spent 15 years in the automated semiconductor test industry, most recently as Worldwide Vice President of Field Operations for Credence Systems Corp. from March 2006 to April 2007 and as Vice President and General Manager of European Field Operations in Grenoble, France for Credence Systems Corp. from April 2002 to March 2006. Mr. Hoadley held various sales management roles with Credence Systems Corp. from August 1994 to March 2002 and began his career as an account manager with Micro Component Technology from 1992 to 1994. Mr. Hoadley started his career as a systems engineer at Lockheed Martin Missiles and Space, where he served in various roles from 1990 to 1992.

Doug Wilson has served as our                      since                      and served as SunEdison’s Vice President and General Manager since August 2012. Prior to that time, Mr. Wilson served as SunEdison’s Vice President of Global Operations from August 2011 to July 2012, and as SunEdison’s Senior Director of the Product Management/Marketing group from June 2009 to July 2011. Previously, Mr. Wilson held various leadership positions in Quality Engineering, Operations, Scheduling, Capacity Planning, Capital Expansion, Business Unit Management, Site Management, Product Management and Product Marketing since joining SunEdison in 1996. Prior to his arrival at SunEdison, Doug served as an A-6 and FA-18 pilot in the U.S. Navy. In addition to his operational aviation role, he also held a variety of positions in the U.S. Navy in aircraft maintenance, aircrew training and weapons systems management, ultimately serving as a Navy Flight Test Director for advanced weapons systems.

Brian Wuebbels has been one of our directors since September 2013. Mr. Wuebbels serves as the Executive Vice President and Chief Financial Officer of SunEdison, a position he has held since May 2012. Prior to that time, Mr. Wuebbels served as SunEdison’s Vice President and General Manager—Balance of System Products from January 2012 to April 2012, Vice President and General Manager, Solar Wafer Manufacturing from February 2010 to December 2011, Vice President of Financial Planning and Analysis from January 2009 to January 2010 and Vice President Operations Finance from August 2007 to December 2009. Prior to joining SunEdison, Wuebbels served as Vice President and Chief Financial Officer of Honeywell’s Sensing and Controls Business from August 2005 to July 2007 and Vice President of Financial Planning and Analysis for Honeywell’s Transportation Systems Strategic Business Group from March 2003 to July 2005. Mr. Wuebbels previously spent 10 years at General Electric in various senior finance and operations roles around the world. Mr. Wuebbels extensive experience working in our business, including as the Executive Vice President and Chief Financial Officer of SunEdison, allows him to advise our board of directors on a wide range of management and financial issues pertinent to SSL.

Controlled Company

For purposes of                              rules, we expect to be a “controlled company” after completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. SunEdison will continue to control more than 50% of our ordinary shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in                              rules. Specifically, as a controlled company, we will not be required to have (i) a majority of independent directors, (ii) a Nominating and Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees. Therefore, following this offering, we may not have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable                         corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with those requirements after specified transition periods.

The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and                  rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our ordinary shares on                     , a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of our initial public offering.

Composition of our Board of Directors

Upon the completion of this offering, our board will consist of              directors. The authorized number of directors may be changed from time to time by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Subject to any rights applicable to any then outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual shareholder meeting or his or her death, resignation or removal, whichever is earliest to occur.

Committees of our Board of Directors

Upon the completion of this offering, the standing committees of our board of directors will be an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to our board of directors as they deem appropriate and as our board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) oversight and review of our financial statements and financial reporting processes; (2) our systems of internal accounting and financial controls and disclosure controls; (3) the qualifications and independence of our independent auditors; (4) the performance of our internal audit function and independent auditors; and (5) compliance with legal and regulatory requirements and codes of conduct and ethics programs established by management and our board of directors.

Immediately following this offering, the Audit Committee will consist of             ,              and             . We believe that              will qualify as an independent director according to the rules and regulations of the SEC and              with respect to audit committee membership. We expect to add a second independent director within 90 days after our initial public offering, at which time              is expected to leave the Audit Committee. We expect to have a fully independent Audit Committee within one year of our initial public offering in order to comply with the applicable rules and regulations of                 .

We also believe that              qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website at                      upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing and approving all compensation, including incentive compensation and corporate and individual goals and objectives relevant to our chief executive officer and evaluating our chief executive officer’s performance in light of those goals and objectives; (2) reviewing and approving the base salaries, incentive compensation and equity-based compensation of our other executive officers; (3) approving all significant compensation or incentive plans for executives, including material changes to all such plans; and (4) having the sole authority to retain or obtain the advice of any compensation consultant, independent legal counsel or other adviser after taking into account certain factors which address the independence of that consultant, counsel or adviser.

Immediately following this offering, the Compensation Committee will consist of             ,              and             . Our board of directors will adopt a written charter for the Compensation Committee in connection with this offering, which will be available on our corporate website at                     upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) assisting our board of directors by identifying individuals qualified to become members of our board; (2) recommending to our board the director nominees for the next annual shareholders’ meeting or in connection with filling vacancies on our board; (3) recommending to our board our Corporate Governance Guidelines; and (4) leading our board in its annual review of the board’s performance.

Immediately following this offering, the Nominating and Corporate Governance Committee will consist of             ,              and             . Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee in connection with this offering, which will be available on our corporate website at                      upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

No officer or employee has served as a member of our Compensation Committee. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. Our board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

There are no family relationships between any of our executive officers and directors or director nominees.

Code of Business Ethics and Conduct

We expect our board of directors to adopt a code of business ethics and conduct in connection with the completion of this offering. The code of business ethics and conduct will apply to all of our employees, officers and directors. The full text of our code of business ethics and conduct will be posted on our website. If we make any substantive amendments to this code or grant any waiver from a provision to our chief executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K. The information contained on our website is not part of this prospectus.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview

Our “Named Executive Officers” for 2012, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Shaker Sadasivam, our President and Chief Executive Officer;

•	William Dunnigan, our ; and

•	John Kauffmann, our .

We currently operate as a business segment of SunEdison and will continue to do so until the consummation of the Transactions. As a result, SunEdison has determined the 2012 compensation of our employees, including our Named Executive Officers, and will continue to do so until the completion of this offering. Unless otherwise stated, the compensation tables and other information set forth below reflect amounts paid or payable or awards granted to our Named Executive Officers by SunEdison under SunEdison’s compensation plans and programs. Following the completion of this offering, our Named Executive Officers will receive compensation and benefits under our compensation programs and plans, except that certain benefits will continue to be provided to our employees, including our Named Executive Officers, by SunEdison until pursuant to a transition services agreement. See “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Because our Named Executive Officers (other than Dr. Sadasivam) were not executive officers of SunEdison, their cash compensation was initially determined by SunEdison’s senior management in accordance with the philosophy adopted by the compensation committee of SunEdison’s board of directors, but was not specifically determined or reviewed by the compensation committee of SunEdison’s board of directors. As a SunEdison executive officer, Dr. Sadasivam’s compensation was reviewed and determined by SunEdison’s compensation committee, with the advice of that committee’s independent consultant.

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers.

Name and principal position	Year	Salary ($)(1)	Stock awards ($)(2)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)		Total ($)
Shaker Sadasivam	2012	$418,200	$-	$972,537	$287,700	$33,888	(4)	$1,712,325
President and Chief	2011	$409,231	$-	$950,061	$91,500	$30,558	(5)	$1,481,350
Executive Officer	2010	$400,000	$639,600	$-	$244,200	$27,156	(6)	$1,310,956

William Dunnigan	2012	$285,600	$19,406	$137,144	$102,588	$14,758	(7)	$559,496

John Kauffmann	2012	$300,000	$17,250	$113,008	$101,497	$25,778	(8)	$557,533

(1)	Amounts shown include cash compensation earned and received as well as cash compensation earned but deferred at the election of the executive officer under SunEdison’s MEMC Retirement Savings Plan.

(2)	All option awards reflected in the table are non-qualified stock options granted under SunEdison’s equity plans, which options are exercisable for shares of common stock of SunEdison. The dollar amounts shown for stock awards represent the aggregate grant date fair value with respect to fiscal 2012 in accordance with FASB ASC Topic 718, excluding the effect of forfeitures related to service-based conditions. The dollar amounts shown for option awards represent the aggregate grant date fair value with respect to fiscal 2012 and is based upon the highest probable outcome of the performance-based conditions in accordance with FASB ASC Topic 718, excluding the effect of forfeitures related to service-based conditions. These amounts do not reflect whether our Named Executive Officers have actually realized or will realize a financial benefit from the awards. For a discussion of valuation assumptions, see Note 7 to the combined financial statements included elsewhere in this prospectus. In addition, in 2012, Messrs. Dunnigan and Kauffmann participated in a stock option exchange program pursuant to which they exchanged all of their options that had been granted in 2010 and 2011 for new options. The dollar amounts shown for option awards granted to Messrs. Dunnigan and Kauffmann include the incremental fair value of such options granted in exchange for previously awarded options computed as of the modification date in accordance with FASB ASC Topic 718.

(3)	These amounts were awarded for 2012 performance under SunEdison’s short term incentive plan. See “2012 Annual Incentive Plan” below for a description of SunEdison’s short term incentive plan.

(4)	Amount shown represents $13,296 in contributions by SunEdison to its MEMC Retirement Savings Plan and $20,592 of accrued paid time off payout.

(5)	Amount shown represents $15,181 in contributions by SunEdison to its MEMC Retirement Savings Plan and $15,377 of accrued paid time off payout.

(6)	Amount shown represents $14,382 in contributions by SunEdison to its MEMC Retirement Savings Plan and $12,774 of accrued paid time off payout.

(7)	Amount shown represents contributions by SunEdison to its MEMC Retirement Savings Plan.

(8)	Amount shown represents $15,388 in contributions by SunEdison to its MEMC Retirement Savings Plan and $10,390 of accrued paid time off payout.

Annual Base Salary

The current base salaries for our Named Executive Officers are:

Named Executive Officer	Base Salary
Shaker Sadasivam	$437,100
William Dunnigan	$299,936
John Kauffmann	$308,000

We are currently reviewing the base salaries of our executive officers, including our Named Executive Officers. As a result, the base salaries set forth above may change in connection with the Transactions. If a determination is made to change any of the base salaries, we will include the relevant disclosures in subsequent amendments to this prospectus.

2012 Annual Incentive Plan

SunEdison’s 2012 annual incentive plan had two main components: a company milestone component and a personal goal component. The 2012 plan had “threshold,” “target” and “maximum” payouts, based on a combination of the company performance metrics and personal goal metrics. The “threshold” level of performance for a particular performance goal represented the lowest level of performance for which any bonus would be earned on that performance goal. The “maximum” level of performance represented the level for which the maximum bonus would be earned for that particular goal, and the “target” represented the target level of performance. The actual bonus attributable to each performance goal was calculated based on the actual performance compared to these “threshold,” “target” and “maximum” performance levels. The “threshold,” “target” and “maximum” levels for each of our Named Executive Officers was (with target, threshold, and maximum represented as a percent of base salary):

Named Executive Officer	Threshold	Target	Maximum	Actual Annual Incentive Award as a Percentage of Target Award
Shaker Sadasivam	38%	75%	150%	90%
William Dunnigan	20%	40%	80%	90%
John Kauffmann	20%	40%	80%	85%

The performance goals were weighted based on their relative importance to achieving SunEdison’s overall goals. For 2012, the company milestone component (performance goals) of the plan was based upon achievement of threshold levels of a combination of total cash flow (60%), operating income (20%) and liquidity (20%). The company-based and personal performance metrics account for varying levels of the total potential award under the 2012 annual incentive plan. For Dr. Sadasivam, the company-based metrics accounted for 80% and the personal performance metrics accounted for 20% of his total potential award. For each of Messrs. Dunnigan and Kauffmann, the company-based metrics accounted for 60% and the personal performance metrics accounted for 40% of his total potential award.

SunEdison’s compensation committee determined that 83% of the company goals were reached. The calculation of the company performance portion for the annual incentive plan is summarized in the table below:

2012 Annual Incentive Measure	2012 Performance vs. Measure	Weighted Performance Rating (Company Portion)
Total Cash Flow (60% Weight)	Between Threshold and Target	43%
Operating Income, not adjusted (20% Weight)	Missed Threshold	0%
Liquidity (20% Weight)	Above Maximum	40%
		83% Corporate Rating

In 2012, SunEdison’s compensation committee also incorporated a minimum operating income metric that the Company must meet in order for any bonuses to be awarded under the bonus plan. The minimum operating income metric was based on SunEdison’s operating income for 2012 as adjusted for certain items and was established at $100 million, meaning that if SunEdison failed to obtain this minimum, no bonus payments would be made. In 2012, SunEdison achieved as adjusted operating income in excess of the minimum. Accordingly, the SunEdison’s compensation committee determined that bonuses would be awarded in accordance with the relative achievement of the company goals and personal ratings. The 83% rating for corporate performance was utilized in addition to the personal ratings achieved by each of the Named Executive Officers to calculate the 2012 annual incentive awards. The actual payout for each Named Executive Officer is set forth above in the Summary Compensation Table in the “Non-equity incentive plan compensation” column.

Long-Term Incentive (Equity Awards)

In 2012, all of our Named Executive Officers received a long-term incentive grant in the form of stock options under SunEdison’s equity plans. All Named Executive Officers also received a grant of performance vested options under SunEdison’s equity plans, which grants were made in two tranches in July and September 2012. Such grants were performance based options that will vest, if at all, in 33% increments if SunEdison’s stock achieves target market prices of $7, $10 and $15, respectively. The respective stock price needs to be maintained for 30 consecutive calendar days, and if so, the associated grant increment will vest one year from such occurrence. In addition, in connection with a stock option exchange program, Messrs. Dunnigan and Kauffmann exchanged all of their options that had been granted in 2010 and 2011 for new options. SunEdison implemented the stock option exchange program to revive the retention and motivational value of stock option awards held with employees. The exchange options will vest, if at all, in increments of 33.33% over three years, in the case of Mr. Dunnigan’s options, and in increments of 50% on the first and second anniversaries of the grant date, in the case of Mr. Kauffmann’s options. All of the options are exercisable for common stock of SunEdison.

Health and Retirement Benefits

In 2012, our Named Executive Officers participated in the same broad-based benefit programs offered to other U.S. employees of SunEdison, including healthcare and dental plans, long-term disability insurance, a 401(k) program with a match that is capped by the qualified limit established annually by the Internal Revenue Service and life insurance plans.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each of our Named Executive Officers, the number of shares of SunEdison restricted stock and the number of shares of common stock of SunEdison underlying outstanding stock options held as of December 31, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)	Grant Date of Stock Award	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Shaker Sadasivam	3,025	—	—	8.09	7/26/2014	1/23/2008	2,500(3)	8,025
	6,250	—	—	9.43	10/27/2014	4/20/2010	40,000(4)	136,425
	6,250	—	—	11.63	2/16/2015		—	—
	20,000	—	—	17.65	7/26/2015		—	—
	9,150	—	—	25.66	1/25/2016		—	—
	9,300	—	—	29.73	7/25/2016		—	—
	15,000	—	—	45.70	1/24/2017		—	—
	20,000	—	—	58.31	7/24/2017		—	—
	20,000	—	—	69.84	1/23/2018		—	—
	93,750	31,250(5)	—	13.43	1/20/2019		—	—
	75,000	25,000(5)	—	15.71	10/15/2019		—	—
	15,330	137,970(6)	—	11.63	4/27/2021		—	—
	—	250,000(5)	—	3.45	4/25/2022		—	—
	—	—	200,000(7)	1.76	7/24/2022		—	—
	—	—	246,000(7)	3.27	9/18/2022		—	—
William Dunnigan	—	36,400(8)	—	2.77	8/20/2019	4/27/2011	2,000(4)	6,420
	—	11,250(5)	—	3.45	4/25/2022	4/25/2012	5,625(9)	18,056
	—	—	60,000(7)	1.76	7/24/2022		—	—
	—	—	49,000(7)	3.27	9/18/2022		—	—
John Kauffmann	7,500	—	—	10.85	1/26/2014	1/23/2008	2,500(3)	8,025
	1,550	—	—	8.09	7/26/2014	4/20/2010	20,000(4)	64,200
	37,500	—	—	9.43	10/27/2014	4/27/2011	1,000(4)	3,210
	5,000	—	—	11.63	2/16/2015	4/25/2012	5,000(9)	16,050
	10,000	—	—	17.65	7/26/2015		—	—
	93,750	31,250(5)	—	13.43	1/20/2019		—	—
	—	8,332(10)	—	2.77	8/20/2019		—	—
	800	7,200(6)	—	11.63	4/27/2021		—	—
	—	10,000(5)	—	3.45	4/25/2022		—	—
	—	—	34,000(7)	1.76	7/24/2022		—	—
	—	—	42,000(7)	3.27	9/18/2022		—	—

(1)	Except as otherwise indicated, the grant date of all stock option awards is ten years prior to the expiration date.

(2)	Based on SunEdison’s closing stock price on December 31, 2012 of $3.21.

(3)	The RSUs vest in increments of 50% on the third and the fifth anniversaries of the grant date.

(4)	The RSUs vest in increments of 50% on the third and the fourth anniversaries of the grant date.

(5)	The stock options vest in increments of 25% over four years commencing on the first anniversary of the grant date.

(6)	The stock options vest in increments of 10%, 20%, 30% and 40% over four years commencing on the first anniversary of the grant date.

(7)	The stock option grants made on July 24, 2012 and September 18, 2012 are performance based grants that will vest, if at all, in 33% increments if SunEdison’s stock achieves certain target market prices. The option expires on the tenth anniversary of the grant date, provided that if the target market prices are not achieved by the fifth anniversary of the grant date, the option will be cancelled.

(8)	The stock options were issued in exchange for stock options previously granted in 2010 and 2011 and vest in increments of 33.33% over three years. The grant date of the stock options was seven years prior to the expiration date.

(9)	The RSUs vest in increments of 25% over four years commencing on the first anniversary of the grant date.

(10)	The stock options were issued in exchange for stock options previously granted in 2010 and 2011 and vest in increments of 50% on the first and second anniversaries of the grant date. The grant date of the stock options was seven years prior to the expiration date.

Pension Plan

Each of Dr. Sadasivam and Mr. Kauffmann is a participant in SunEdison’s defined pension plan, which was amended in January 2002 to freeze the accrued benefit for him and other employees who did not meet certain age and service criteria. As of December 31, 2012, Dr. Sadasivam had 8.3 years of credited service under the plan and the present value of his accumulated benefits was $110,058. As of December 31, 2012, Mr. Kauffmann had 21.9 years of credited service under the plan and the present value of his accumulated benefits was $283,146.

Employment and Post-Termination Arrangements

All of our Named Executive Officers are employees at will. None of our Named Executive Officers currently has an employment agreement with SunEdison or us. Prior to the completion of this offering, we expect to enter into employment agreements with certain of our Named Executive Officers.

Under SunEdison’s equity plans, an employee (including our Named Executive Officers) must be terminated without cause or by the employee for good reason within two years following a change in control of SunEdison in order to receive accelerated vesting of stock options and restricted stock units. Under SunEdison’s equity plans, “good reason” is generally considered a material diminution in an employee’s duties and responsibilities, a decrease in an employee’s base salary or benefits or a relocation of an employee’s work location of more than 50 miles.

Under SunEdison’s severance policy, each of our Named Executive Officers would receive either 6 months’, in the case of Messrs. Dunnigan and Kauffman, or 12 months’, in the case of Mr. Sadasivam, salary continuation and continuation of healthcare benefits if such executives were terminated (other than for cause). The salary continuation is paid bi-weekly in accordance with SunEdison’s regular payroll practices for such periods. Receipt of these payments is conditioned on the employee agreeing to execute a standard general release and waiver and to abide by his or her employee confidentiality and non-compete agreement, which provides for a two-year non-compete and two- (or sometimes three-) year non-solicitation (of SunEdison employees and customers) agreement. SunEdison has not typically accelerated the vesting of the equity awards held by its employees, including its named executive officers, in the event of termination of employment. Prior to the completion of this offering, we expect to adopt a new severance policy, the terms of which may differ from SunEdison’s severance policy.

Our Anticipated Executive Compensation Program Following this Offering

Following this offering, our Compensation Committee, which will be appointed by our board of directors, will determine the appropriate compensation plans and programs for our executives. Our Compensation Committee will review and evaluate our executive compensation plans and programs to ensure they are aligned with our compensation philosophy. In addition, our Compensation Committee is expected to retain its own compensation consultant to advise the Compensation Committee in its compensation planning decisions.

We are currently developing the compensation policies, plans and programs for our executives officers, including our Named Executive Officers, that we will implement in connection with the Transactions. We expect such plans will include an equity incentive plan that will permit the grant of stock-based awards to our officers, directors and employees. We will include the relevant disclosures in subsequent amendments to this prospectus.

Risk Assessment and Compensation Practices

SunEdison’s management assessed and discussed with SunEdison’s board of directors the compensation policies and practices for its employees as they relate to its overall risk management, including in relation to our business. Based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

We are currently developing a compensation program for members of our board of directors other than those who are employed by SunEdison or us. We will include the relevant disclosures in subsequent amendments to this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of                 , 2013, after giving effect to the Transactions, and as adjusted to reflect the sale of the ordinary shares in this offering, for

•	each beneficial owner of more than 5% of our ordinary shares;

•	each Named Executive Officer;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Each shareholder’s percentage ownership before this offering is based on              ordinary shares outstanding as of                 , 2013, after giving effect to the Transactions. Each shareholder’s percentage ownership after this offering is based on              ordinary shares outstanding immediately after the completion of this offering, or              ordinary shares outstanding assuming the underwriters exercise in full their option to purchase additional shares.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of                 , 2013 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o SunEdison Semiconductor Ltd., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376.

Percentage of Shares Beneficially Owned
Name	Shares Beneficially Owned	Prior to Offering	After Offering (No Exercise of Underwriters’ Option)	After Offering (Full Exercise of Underwriters’ Option)
5% Beneficial Owner:
SunEdison		100.0%	%	%

Directors, Proposed Directors and Named Executive Officers:
Shaker Sadasivam	-	-
William Dunnigan	-	-
John Kauffman	-	-
Brian Wuebbels	-	-
Directors and executive officers as a group ( persons)	-	-

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to the consummation of this offering, our board of directors will adopt a written policy, which we refer to as the “related person transaction approval policy,” for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described below. Each of the agreements between us and SunEdison and its subsidiaries that have been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chair of our Audit Committee for so long as the controlled company exception applies and our Nominating and Corporate Governance Committee thereafter. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the committee. In approving or rejecting such proposed transactions, the committee will be required to consider relevant facts and circumstances. The committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such committee member may be counted in determining the presence of a quorum at the meeting of the committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the committee. The committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the committee to consummate a related person transaction, the chair of the committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the committee at its next regularly scheduled meeting. A copy of our related person transaction approval policy will be available on our website upon completion of this offering.

Relationship with SunEdison

Prior to or simultaneously with the completion of this offering, we and SunEdison will enter into certain agreements that will effect the separation of our business from SunEdison and provide a framework for our ongoing relationship with SunEdison. The following is a summary of certain material terms of the agreements that we intend to enter into with SunEdison prior to the completion of this offering. Certain material terms of these agreements have not yet been determined. All of the terms of these agreements will be determined prior to the completion of this offering, and the agreements will be entered into between us and SunEdison prior to or simultaneously with the completion of this offering.

The agreements summarized below will be filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Separation Agreement

We intend to enter into a separation agreement with SunEdison prior to or simultaneously with the completion of this offering. This separation agreement will govern certain pre-offering transactions between SunEdison and us, as well as aspects of the relationship between SunEdison and us following this offering and the Transactions which are not otherwise governed by the other agreements set forth below.

Supply Agreement

Prior to or simultaneously with the completion of this offering, we will enter into an agreement pursuant to which SunEdison will supply us with polysilicon. We expect that under the agreement, SunEdison will commit to supply us with a minimum annual quantity of polysilicon based upon requirements projections provided by us prior to the beginning of each year. We expect that the agreement will not obligate us to purchase a minimum quantity of our polysilicon requirements from SunEdison. We expect the polysilicon pricing will be fixed through 2018, and thereafter will be mutually agreed upon between us and SunEdison based on market prices, subject to certain limits on annual pricing changes. We expect the supply agreement will have an initial term of five-years and will automatically renew for additional terms of          years unless terminated by us with one year prior notice or by SunEdison with two years’ prior notice.

Intellectual Property Licensing Agreements

Under the intellectual property agreements we will enter into in connection with the Transactions, SunEdison will license to us certain of its retained intellectual property rights applicable to manufacturing semiconductor wafers, including certain rights related to CCZ, diamond wire cutting and FBR, excluding high pressure silane technology. The cross license of existing patents granted between us and SunEdison will be limited to semiconductor and solar applications, respectively. This cross license, excluding CCZ, diamond wire cutting and FBR, will be perpetual. For a period of five years following the completion of this offering, SunEdison will license newly developed CCZ and diamond wire cutting intellectual property to us, provided that the license will be limited by both use in semiconductor applications and geography. The FBR and CCZ license will terminate in the event that we undergo a change in control. We expect the license agreements will also include provisions pursuant to which we and SunEdison will collaborate on future R&D activities with respect to the licensed intellectual property and projects related thereto.

In connection with the license agreements, we also expect to enter into patent pooling arrangements with SunEdison pursuant to which each party will agree not to sue the other party for infringement of any patent which is part of a “patent pool.” We expect the patent pool will include substantially all of our and SunEdison’s issued patents as of the completion of this offering. We expect the patent pool will be updated annually for new patents issued to either party that fall within applicable fields.

In addition, SunEdison will grant to us a transitional license to use certain of SunEdison’s trademarks for a period of time following the completion of this offering.

Transition Services Agreement

Historically, SunEdison has provided us significant corporate and shared services and resources related to corporate functions such as risk management, communications, corporate administration, finance, accounting, audit, legal, information technology, human resources, compliance, employee benefits and stock compensation administration, or the SunEdison Services. We will enter into a transition services agreement with SunEdison pursuant to which SunEdison will provide the SunEdison Services to us for an initial term of one to two years following the Transactions, unless earlier terminated or extended according to the terms of the transition services agreement. We will pay SunEdison mutually agreed-upon fees for the SunEdison Services, which will be based on SunEdison’s cost of providing the SunEdison Services. We estimate that the aggregate annual fees we will pay initially will be approximately $         per year.

In addition, we will agree in the transition services agreement to provide SunEdison with limited reverse transitional services with respect to the continued use of certain information technology or other assets or resources that SunEdison will convey to us in connection with the Transactions. SunEdison will pay us mutually agreed-upon fees for such services or resources, which will be based on our cost of providing those services or resources. We may from time to time prior to or following this offering agree to provide SunEdison with additional reverse transitional services with respect to continued use of assets or resources conveyed to us. To the extent such services are provided, SunEdison would pay us a mutually agreed-upon fee for these services, which fee would be based on our costs of providing the services to SunEdison.

Tax Matters Agreement

We intend to enter into a tax matters agreement with SunEdison immediately prior to the completion of this offering that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement:

•	We will be responsible for, and shall be entitled to any refund in respect of: (i) any foreign taxes (including any related interest, penalties, or audit adjustments) imposed on us and our subsidiaries, whether for a period before or following the completion of this offering (including, with respect to such foreign taxes for a period before the completion of this offering, any audit adjustments made following the completion of this offering), and (ii) any U.S. federal, state, and local taxes (including any related interest, penalties, or audit adjustments) imposed on us and our subsidiaries for any period following the completion of this offering.

•	SunEdison will be responsible for, and shall be entitled to any refund in respect of: (i) any U.S. federal, state, and local taxes (including any related interest, penalties, or audit adjustments) for any period preceding the completion of this offering (including any such taxes that are imposed on us and our subsidiaries, and further including any audit adjustments with respect to such taxes as are made following the completion of this offering); (ii) any U.S. federal, state, and local taxes (including any related interest and penalties or audit adjustments) imposed on SunEdison and its subsidiaries (excluding us and our subsidiaries) for any period following the completion of this offering; and (iii) any foreign taxes (including any related interest, penalties, or audit adjustments) imposed on SunEdison and its subsidiaries (excluding us and our subsidiaries), whether for a period before or following the completion of this offering (including, with respect to such foreign taxes for a period before the completion of this offering, any audit adjustments made following the completion of this offering).

•	SunEdison, in good faith consultation with us, will be responsible for determining the allocation of tax attributes, including net operating losses and unused foreign tax credits, between SunEdison and its subsidiaries, on the one hand, and us and our subsidiaries on the other.

•	We will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

•	SunEdison will be responsible for preparing and filing any tax returns that include only SunEdison and its subsidiaries (excluding us and our subsidiaries), as well as any tax returns that include SunEdison or one or more of its subsidiaries together with us or one or more of our subsidiaries.

•	We agree not to file any adjustment or refund requests with respect to any return that includes SunEdison or one or more of its subsidiaries together with us or one or more of our subsidiaries, and further agree not to carry back any losses to any such returns without SunEdison’s consent.

•	We will have the exclusive authority to control tax contests that relate to the tax returns we file, provided that SunEdison will have the right to participate in that portion of any tax contest that could have a material adverse effect on SunEdison and its subsidiaries (excluding us and our subsidiaries).

•	SunEdison will have the exclusive authority to control tax contests that relate to the tax returns it files, provided that we will have the right to participate in that portion of any tax contest that could have a material adverse effect on us and our subsidiaries.

Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

Registration Rights Agreement

We intend to enter into a registration rights agreement with SunEdison prior to or concurrently with the completion of this offering, pursuant to which we will agree that, upon the request of SunEdison, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of our ordinary shares held by SunEdison following this offering. We expect the registration rights agreement will include the following material terms.

Demand Registration

SunEdison will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by SunEdison. SunEdison will be able to request that we complete              demand registrations and              underwritten offerings in a twelve month period, subject to limitations on minimum offering size. SunEdison will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back Registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our ordinary shares held by SunEdison, SunEdison will have the right to include in that offering our ordinary shares that it holds.

Registration Expenses

We will generally be responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. SunEdison is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of SunEdison and, in limited situations, by SunEdison for the benefit of us with respect to the information provided by SunEdison included in any registration statement, prospectus or related document.

Transfer

If SunEdison transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to transferees of 5% of our ordinary shares outstanding immediately following the completion of this offering, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Senior Credit Facility

In connection with the Transactions, we intend to enter into a new senior credit facility with a syndicate of banks providing for (i) a 3-year $         million senior secured revolving credit facility and (ii) a 7-year $         million senior secured term loan. Proceeds from borrowings under the term loan will be used to fund a portion of the payment we will make to SunEdison in connection with the Transactions. We do not expect to have any borrowings outstanding under the revolving credit facility upon completion of this offering. We currently do not have commitments from any prospective lenders with respect to the new senior credit facility but expect to obtain such commitments over the next several months. To date, we have only had preliminary discussions with prospective lenders regarding the specific terms of the new senior credit facility and, as a result, the final, definitive terms may differ from those described below and any such differences may be significant. We intend to update and supplement the summary set forth below in amendments to the registration statement of which this prospectus is a part as such terms are finalized.

Borrowings under the new senior credit facility will bear interest at market rates based on market conditions at the time of the execution of the new senior credit facility and negotiations with our prospective lenders. Our obligations under the new senior credit facility are expected to be guaranteed by all of our direct and indirect, existing and future, U.S. subsidiaries and secured on a first priority basis by substantively all of our assets located in the United States. The new senior credit facility will contain customary financial maintenance covenants, including a maximum total leverage ratio and a minimum interest coverage ratio, as well as a number of customary affirmative and negative covenants that, among other things, will limit or restrict the ability of us and our subsidiaries to, in each case, subject to certain exceptions:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	merge, consolidate or sell substantially all of our assets;

•	make acquisitions or other investments; and

•	make certain payments on indebtedness.

The new senior credit facility will also contain customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts subject to a grace period; material inaccuracy of a representation or warranty when made; violation of a covenant, subject to grace periods after notice; cross-default to material indebtedness; certain bankruptcy events; and a change of control. Our ability to borrow under the revolving credit facility will be dependent on, among other things, our compliance with the financial ratios described above. Failure to comply with these ratios or the other provisions of the senior credit facility, subject to certain grace periods, could, absent a waiver or an amendment from the lenders under such agreement, restrict the availability of the revolving credit facility and permit the acceleration of all outstanding borrowings under such senior credit facility.

DESCRIPTION OF SHARE CAPITAL

In connection with this offering, we will amend our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. The provisions of our memorandum and articles of association and relevant sections of Singapore law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.

General

Upon completion of this offering, our authorized capital stock will consist of                  ordinary shares, no par value per share. Upon the completion of this offering, we will have                  ordinary shares outstanding.

Ordinary Shares

We currently have only one class of issued shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our articles of association to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our articles of association. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

Voting Rights

Voting at any meeting of shareholders is by poll. On a poll every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder.

Dividends

Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time. Because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of profits. See “Description of Certain Indebtedness” and “Dividend Policy.”

Other Rights

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings.

Upon liquidation, dissolution or winding up of our business, after payment in full of the amounts required to be paid to holders of any outstanding preference shares, if any, all holders of ordinary shares are entitled to receive the same amount per share with respect to any distribution of assets to holders of ordinary shares.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 15 months from the last annual general meeting); or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly noticed and convened meeting.

Prior to the completion of this offering, we expect that SunEdison, as our sole shareholder, will grant such approval in a general meeting. Such approval would lapse in accordance with the preceding paragraph if our shareholders following this offering do not grant a new approval at our annual general meeting.

Subject to the provisions of the Singapore Companies Act and our articles of association, all new shares are under the control of the board of directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our board of directors will have the authority pursuant to our articles of association to issue shares of a different class with preferential, deferred, qualified or other special rights or privileges as our board of directors may determine from time to time. Our preference shareholders (if any) will have the right to attend any general meeting and in a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company;

•	upon any resolution which varies the rights attached to such preference shares; or

•	when the dividends to be paid on our preference shares are more than twelve months in arrears, for the period they remain unpaid.

The issuance of preference shares could have the effect of decreasing the trading price of our ordinary shares, restricting dividends on our ordinary shares, diluting the voting power of our ordinary shares, impairing the liquidation rights of our ordinary shares, or delaying or preventing a change in control of our company. At present, we have no plans to issue preference shares.

Anti-Takeover Effects of Provisions of Our Articles of Association and Singapore Law

The Singapore Takeover Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of our voting shares, or, if such person holds, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Takeover Code.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•	a company and its affiliates (as such term is defined in the Securities Act), the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its pension funds and employee share schemes;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•	a financial or other professional adviser, including a stockbroker, with its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•	directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•	an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Takeover Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

While public companies that are not listed on a Singapore exchange may apply to the Securities Industry Council in Singapore for a waiver with respect to compliance with the Singapore Takeover Code, we currently do not intend to seek such a waiver.

Election of Directors

Under our articles of association, our board of directors may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Pursuant to our articles of association, directors may be appointed or removed by an ordinary resolution of shareholders in a duly convened general meeting, notwithstanding any other agreement between such director and our Company.

Our board of directors may also appoint a managing director or managing directors of the Company, and may remove or dismiss such managing director(s) subject to the provisions of any agreement between such director, members of the board of directors and our Company.

Shareholders’ Meetings

We are required to hold an annual general meeting each year and not more than 15 months after the holding of the last preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders.

Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our articles of association.

Limitation of Liability of Directors and Officers

Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting us, our articles of association provide that each of our directors (including any managing directors) secretaries or other officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of our company, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.

Costs, charges, fees and other expenses that may be incurred by our directors in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to our company or which would otherwise result in such indemnity being voided under applicable Singapore laws. No director of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our company shall contribute to the amount paid or payable by a director in such proportion as is appropriate to reflect the relative fault of such director, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

Section 172 of the Singapore Companies Act prohibits a company from indemnifying its officers (including directors acting in an executive capacity) or auditors against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Singapore courts have declined to grant relief.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is                         . Its address is                                 .

Listing

Our ordinary shares have been approved for listing on                  under the symbol “WFR.”

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Singapore Companies Act contains the default articles that apply to a Singapore-incorporated company to the extent they are not excluded or modified by a company’s articles of association. They provide examples of the common provisions adopted by companies in their articles of association. However, as is the usual practice for companies incorporated in Singapore, we have specifically excluded the application of these provisions in our articles of association, which we refer to below as our articles.

Delaware	Singapore
Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The memorandum and articles of association of companies will typically state the minimum number of directors as well as provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in our articles and the Singapore Companies Act, respectively. Our articles provide that the minimum number of directors will be one.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director

Pursuant to the Singapore Companies Act, any provision (whether in the articles of association, contract or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust will be void.

Our articles provide that subject to the provisions of the Singapore Companies Act, every director, including any managing director, of our Company and its subsidiaries and affiliates, will be indemnified against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in which relief is granted to such person by the court unless the same should happen through their own negligence, default, breach of duty or breach of trust.

Our company shall indemnify each of our directors to the extent permitted under applicable Singapore laws and shall procure indemnity insurance for each of our directors.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The articles of a Singapore company typically provide that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, provided that the total number of directors will not at any time exceed the maximum number (if any) fixed in the articles. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our articles provide that the directors may appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed will only hold office until the next annual general meeting, and will then be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	Our memorandum and articles may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given). The board of directors has no right to amend our memorandum or articles.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting must be held within 18 months of the company’s incorporation and subsequently, not more than 15 months may elapse between annual general meetings.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total issued and outstanding voting rights of our Company (excluding treasury shares) may require our directors to convene an extraordinary general meeting. In addition, the articles usually also provide that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our articles provide that shareholders entitled to vote holding a majority of the number of our issued and paid-up shares, present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week. When reconvened, the quorum for the meeting will be shareholders entitled to vote holding between them a majority of the number of our issued and paid-up shares, present in person or by proxy at such meeting.

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•      acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•      in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

The Singapore Companies Act does not prevent a company from:

•      purchasing and maintaining any officer or auditor insurance against any liability which by law would otherwise attach to such officer or auditor in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to the company; or

•      indemnifying such officer or auditor against any liability incurred by such officer or auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such officer’s favor or in which such officer is acquitted; or

•      indemnifying such officer or auditor against any liability incurred by such officer or auditor in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such officer or auditor by a court.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case.

However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust.

Our articles provide that subject to the provisions of the Singapore Companies Act, every director, managing director, secretary and other officer for the time being of our company and our subsidiaries and affiliates, will be indemnified by the company to the extent permissible under applicable Singapore laws and as would not otherwise result in such indemnity being void. Accordingly, we are liable to indemnify our directors (including any managing director), secretaries or other officers provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust attributable to such director in relation to our company or which would otherwise result in such indemnity being voided under applicable Singapore laws.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•      notwithstanding anything in the company’s memorandum or articles, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•      subject to the memorandum of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•      notwithstanding anything in the company’s memorandum or articles, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions in respect of public companies which are not listed in Singapore. As a result, shareholder action by written consent is not permitted.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Derivative actions

The Singapore Companies Act has a provision, which is limited in its scope to companies that are not listed on the securities exchange in Singapore, which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of the company. Derivative actions are also allowed as a common law action.

Applications are generally made by shareholders of the company or individual directors, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action, notice is required to be given to the directors of the company of the party’s intention to commence such action.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “lead plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our articles provide that no dividend can be paid otherwise than out of profits.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its articles and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•     redeem redeemable preference shares (the redemption of these shares will not reduce the capital of the company). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

•     whether listed on a securities exchange or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•     if it is not listed on a securities exchange, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•     whether listed on a securities exchange or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company in a relevant period may not exceed 10% of the total number of ordinary shares in that class as of the date of the last annual general meeting of the company or as of the date of the resolution to acquire the shares, whichever is higher. Where, however, a company has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares in any class shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of the company’s distributable profits or capital, provided that the company is solvent.

Financial assistance for the acquisition of shares

A company may not give financial assistance to any person whether directly or indirectly for the purpose of, or in connection with,

•     the acquisition or proposed acquisition of shares in the company or units of such shares; or

•     the acquisition or proposed acquisition of shares in its holding company or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act. We have obtained the requisite shareholder approvals to waive the provision of financial assistance by our Company with respect to the Transactions in connection with our issuance of ordinary shares to SunEdison as partial consideration for its transfer of its semiconductor materials business to us. We obtained such waiver as a matter of prudence as the issuance of such ordinary shares could potentially be deemed an “acquisition of shares” within the meaning of the financial assistance restrictions of the Singapore Companies Act, due to the utilization by our Company of the senior secured term loan facility to finance the remaining portion of the consideration for such asset transfer.

Our articles provide that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon practicable after the relevant facts have come to such director’s knowledge, declare the nature of such director’s interest at a board of directors’ meeting.

In addition, a director who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s duties as director is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors.

The Singapore Companies Act extends the scope of this statutory duty of a director to disclose any interests by pronouncing that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

There is, however, no requirement for disclosure where the interest of the director consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to the company, no disclosure need be made where the director has only guaranteed the repayment of such loan, unless the articles of association provide otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director is also a director of that corporation, unless the articles of association provide otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company from making a loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan. Companies are also prohibited from making loans to its directors’ spouse or children (whether adopted or naturally or step-children), or giving a guarantee or security in connection with such a loan.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

The articles of a Singapore company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our articles provide that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. See “Risk Factors—Risks Relating to Investments in

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Singapore Companies—For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion,” and “Description of Share Capital—Preference Shares” elsewhere in this prospectus.

Under the Singapore Takeover Code, if, in the course of an offer, or even before the date of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

See “Description of Share Capital—Takeovers” elsewhere in this prospectus for a description of the Singapore Takeover Code.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. We also cannot predict with certainty whether or when SunEdison will sell its remaining ordinary shares. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

Upon completion of this offering, we will have                  ordinary shares outstanding. As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below, our ordinary shares will be available for sale in the public market as follows: (i)                  ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act (other than restrictions pursuant to lock-up agreements entered into by participants in the directed share program) and (ii)                  ordinary shares will be available for sale at various times after 180 days after the date of this prospectus (subject, in some cases, to volume limitations).

Sale of Restricted Shares

All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, SunEdison will own                  shares , or     %, of our ordinary shares. Shares held by SunEdison will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreement described below, SunEdison will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” following the completion of this offering, subject to the 180-day lock-up period described below, SunEdison will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the ordinary shares held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, SunEdison could cause the price of our ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted any other holders of our securities any registration rights other than pursuant to the Registration Rights Agreement.

Share Plans

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of                  ordinary shares reserved for issuance under the equity incentive plan we intend to adopt in connection with this offering. Such registration statement will become effective upon filing with the SEC. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and each of our directors and officers and SunEdison have agreed that, without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not (subject to certain exceptions), during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise. For additional information, see “Underwriting.”

TAX CONSIDERATIONS

Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—Certain Singapore Tax Considerations” constitute the opinion of Rajah Tann LLP, our Singapore counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—Certain U.S. Federal Income Tax Considerations” constitute the opinion of Kirkland & Ellis LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ordinary shares.

Certain U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of our ordinary shares that differ from those discussed below.

The discussion of the holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets (generally, property held for investment) and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, brokerdealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for U.S. Holders relating to the purchase, ownership and disposition of our ordinary shares. If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends and Other Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate declaring or paying cash dividends to holders of our ordinary shares in the foreseeable future. However, subject to the discussion below on the passive foreign investment company rules, if we do make distributions of cash or other property in respect of our ordinary shares, the U.S. dollar amount of the gross amount of any such distribution will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. The Company, however, may not calculate earnings and profits in accordance with U.S. federal tax principles. In that case, the Company intends to treat the full amount of any distribution by the Company to U.S. Holders as a dividend for U.S. federal income tax purposes. U.S. Holders of the ordinary shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the ordinary shares.

Dividends received by a non-corporate U.S. Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ordinary shares will be readily tradable on the New York Stock Exchange. Accordingly, subject to the passive foreign investment company risk discussed below (see “—Passive Foreign Investment Company”), dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be eligible for the preferential tax rates applicable to qualified dividend income.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ordinary shares, as well as the effect of any change in applicable law.

A U.S. Holder who pays (whether directly or through withholding) Singapore income tax with respect to dividends paid on our ordinary shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or credit for such Singapore income tax paid. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized (in U.S. dollars) on the sale or exchange and your tax basis (in U.S.

dollars) in the ordinary shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, that has held the ordinary shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income purposes for our current taxable year ending December 31,         , or any future taxable year. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31,         , or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our U.S. tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our expectations relating to such status set forth in this paragraph.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For these purposes, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Subject to various exceptions, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential tax rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. In addition, if we are a PFIC for any taxable year during which you hold ordinary shares, in the absence of a “qualifying electing fund” election (which, as noted below, will not be available to you), you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs you are deemed to own. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax consequences described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential tax rate discussed above under “—Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations.                                  is a qualified exchange. We anticipate that our ordinary shares will be regularly traded on the                     , and therefore, in                  and any subsequent year in which our ordinary shares continue to be regularly traded, the mark-to-market election would be available to a holder of our ordinary shares if we become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

If you hold ordinary shares in any year in which we are a PFIC, you will also be subject to annual information reporting requirements.

The PFIC rules are complex, and you should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to U.S. Holders, other than corporations and other exempt recipients. Backup withholding, currently at the rate of 28%, may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ordinary shares), or who have a beneficial interest in or signatory authority over certain foreign financial accounts, are required to report information relating to such assets or accounts, subject to certain exceptions.

You should consult your own tax advisor regarding the application of the information reporting and backup withholding requirements to your particular situation.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of ordinary shares.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Certain Singapore Tax Considerations

The following discussion is a summary of certain Singapore income tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances.

Dividend distributions

Singapore adopts a one-tier corporate income tax system. Under the one-tier corporate income tax system, the tax paid by a company that is tax resident in Singapore is a final tax. Any dividends paid by a company that is tax resident in Singapore are exempt from Singapore income tax in the hands of the company’s shareholders.

As our company will be a tax resident of Singapore, the dividends payable by our company will be one-tier tax-exempt dividends and will be exempt from Singapore income tax in the hands of our shareholders regardless of their legal form or tax residence status. There will be no tax credits attached to the dividends payable by our company.

There is no withholding tax on payment of dividends to non-resident shareholders.

Gains on disposal of our shares

Singapore currently does not impose tax on capital gains. However, there are no specific legislations which deal with the characterization of gains as income or capital in nature. Gains arising from the disposal of our shares may be construed to be income in nature and subject to Singapore income tax, especially if they arise from or are otherwise connected with the activities of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or an ordinary incident of some other business activity, if our shares were purchased with the intention or purpose of making a profit by sale and not with the intention to be held for long-term investment purposes. The determination of whether a gain is income or capital in nature is made by reference to case law based on the circumstances of each case, and reference may be made to a number of factors which are indicative of a person’s intention.

For shareholders who are subject to the income tax treatment provided for under section 34A of the Income Tax Act (Chapter 134) of Singapore (the “ITA”) in relation to the adoption of Financial Reporting Standard 39 – Financial Instruments: Recognition and Measurement (“FRS 39”) for accounting purposes, they may be required to recognized gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our shares is made.

The Inland Revenue Authority of Singapore has issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement” (the “FRS 39 Circular”). Legislative amendments to give effect to the FRS 39 Circular (“FRS 39 Tax Treatment”) have been enacted in section 34A of the ITA.

The FRS 39 Tax Treatment generally applies, subject to certain “opt-out” provisions, to taxpayers who are required to comply with FRS 39 for financial reporting purposes.

Shareholders who adopt or are adopting the FRS 39 Tax Treatment may be required to recognise gains or losses on the shares for Singapore income tax purposes, even if the shares were not disposed of.

Shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposal of our shares.

Stamp duty

There is no stamp duty payable in respect of the issuance or holding of our ordinary shares. Stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis. Where an instrument of transfer in respect of shares is executed between the parties, stamp duty is payable on an instrument of transfer of the shares at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.

Estate Duty

Singapore estate duty has been abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC, have severally agreed to purchase from us the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price listed on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                  additional ordinary shares at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the                      shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are         % of the initial public offering price. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $                    .

We have agreed to indemnify the several underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers, directors, and SunEdison as our sole shareholder prior to this offering, have, subject to certain limited exceptions, agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. This consent may be given at any time without public notice except in limited circumstances. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the                     , in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Some of the underwriters or their affiliates have provided investment banking services to SunEdison in the past and may do so in the future. They receive customary fees and commissions for these services. In 2013, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC acted as joint-book running managers in connection with the issuance and sale in a registered offering of 30,000,000 shares of SunEdison’s common stock, par value $0.01 per share, at a public offering price of $7.25 per share, less discounts and commissions of $ $0.29 per share. In addition, SunEdison granted the underwriters an option to purchase up to 4,500,000 additional shares, all at the public offering price less the underwriting discount. The option was exercised in full prior to closing.

In 2011, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. acted as initial purchasers in connection with the offering of SunEdison’s 7.750% senior notes due 2019 and may continue to hold a portion of such notes. In connection with the notes offering, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. received customary fees and commissions. In addition, affiliates of each of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are lenders under SunEdison’s credit facility.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities having relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities having relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of this Offering

Prior to this offering, there had been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares was determined by negotiation among us and the representatives of the underwriters. Among the primary factors that were considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the our ordinary shares in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

LEGAL MATTERS

The validity of the ordinary shares offered pursuant to this prospectus will be passed upon for us by Rajah & Tann LLP, Singapore with respect to Singapore law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The combined financial statements of SunEdison Semiconductor, Inc. as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our ordinary shares being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our ordinary shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we will file periodic reports and other information with the SEC. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

SunEdison Semiconductor Ltd.

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Combined Financial Statements and Unaudited Interim Combined Financial Statements of SunEdison Semiconductor, Inc. (Semiconductor Materials Business of SunEdison, Inc.)

Report of independent registered public accounting firm	F-2
Combined statements of operations for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 (unaudited)	F-3
Combined statements of comprehensive income (loss) for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 (unaudited)	F-4
Combined balance sheets as of December 31, 2012 and 2011 and as of June 30, 2013 (unaudited)	F-5
Combined statements of cash flows for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 (unaudited)	F-6
Combined statements of equity for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 (unaudited)	F-7
Notes to combined financial statements	F-8

Report of Independent Registered Public Accounting Firm

To SunEdison Semiconductor, Inc.:

We have audited the accompanying combined balance sheets of SunEdison Semiconductor, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

September 8, 2013

Combined Statements of Operations

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
			(unaudited)
In millions
Net sales to non-affiliates	$927.4	$1,051.3	$471.3	$454.5
Net sales to affiliates	6.8	147.0	5.1	3.3
Cost of goods sold	852.4	1,023.3	422.5	425.8

Gross profit	81.8	175.0	53.9	32.0
Operating expenses:
Marketing and administration	100.7	129.9	48.4	52.2
Research and development	33.4	38.2	18.7	16.1
Restructuring (reversals) charges (see Note 3)	(149.6)	284.5	(5.5)	—
Gain on receipt of property, plant and equipment (see Note 3)	(31.7)	—	—	—
Long-lived asset impairment charges (see Note 3)	1.5	234.7	—	—

Operating income (loss)	127.5	(512.3)	(7.7)	(36.3)

Non-operating expenses (income):
Interest expense	1.0	5.9	0.3	0.5
Interest income	(0.7)	(1.0)	(0.2)	(0.4)
Interest (income) expense, net - affiliates	(2.2)	1.8	(0.8)	(0.9)
Other, net	3.1	(0.8)	(4.1)	1.4

Total non-operating expenses (income)	1.2	5.9	(4.8)	0.6

Income (loss) before income tax expense	126.3	(518.2)	(2.9)	(36.9)
Income tax expense	3.6	37.4	18.5	1.8

Net income (loss)	122.7	(555.6)	(21.4)	(38.7)
Net (income) loss attributable to noncontrolling interests	(1.4)	(2.3)	(2.3)	0.2

Net income (loss) attributable to SunEdison Semiconductor, Inc.	$121.3	$(557.9)	$(23.7)	$(38.5)

See accompanying notes to combined financial statements.

Combined Statements of Comprehensive Income (Loss)

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
			(unaudited)
In millions
Net income (loss)	$122.7	$(555.6)	$(21.4)	$(38.7)
Other comprehensive (loss) income:
Net translation adjustment	(15.3)	2.1	(44.4)	(7.8)
Actuarial loss and prior service costs	(1.4)	(26.8)	—	(9.1)

Other comprehensive loss	(16.7)	(24.7)	(44.4)	(16.9)

Total comprehensive income (loss)	106.0	(580.3)	(65.8)	(55.6)
Net (income) loss attributable to noncontrolling interests	(1.4)	(2.3)	(2.3)	0.2
Net translation adjustment attributable to noncontrolling interests	(2.2)	0.5	2.2	—

Comprehensive income (loss) attributable to SunEdison Semiconductor, Inc.	$102.4	$(582.1)	$(65.9)	$(55.4)

See accompanying notes to combined financial statements.

Combined Balance Sheets

	As of December 31,		As of June 30,
	2012	2011	2013
			(unaudited)
In millions
Assets
Current assets:
Cash and cash equivalents	$103.2	$50.3	$55.2
Accounts receivable, net	129.5	125.9	117.9
Accounts receivable, affiliate	89.1	20.4	19.4
Inventories	130.5	165.8	127.4
Deferred tax asset	14.0	12.1	14.0
Prepaid and other current assets	23.6	42.7	21.6

Total current assets	489.9	417.2	355.5
Property, plant and equipment, net	789.9	791.9	736.3
Notes receivable, affiliate	158.5	111.5	181.6
Other assets	74.9	68.5	82.4

Total assets	$1,513.2	$1,389.1	$1,355.8

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$3.4	$3.7	$2.9
Accounts payable	121.8	146.4	99.7
Accounts payable, affiliate	102.0	59.7	111.9
Accrued liabilities	57.8	63.3	52.6
Accrued wages and salaries	32.9	31.7	32.8
Restructuring liabilities	133.9	177.9	85.5

Total current liabilities	451.8	482.7	385.4
Long-term debt, less current portion	12.6	17.8	9.5
Long-term debt, affiliate	129.4	127.3	76.0
Pension and post-employment liabilities	71.2	69.4	67.3
Restructuring liabilities	6.3	118.5	4.3
Other liabilities	27.9	34.4	36.9

Total liabilities	699.2	850.1	579.4

Equity:
Net Parent investment	870.3	580.0	874.8
Accumulated other comprehensive loss	(95.2)	(76.3)	(137.4)

Total SunEdison Semiconductor, Inc. equity	775.1	503.7	737.4
Noncontrolling interests	38.9	35.3	39.0

Total equity	814.0	539.0	776.4

Total liabilities and equity	$1,513.2	$1,389.1	$1,355.8

See accompanying notes to combined financial statements.

Combined Statements of Cash Flows

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
			(unaudited)
In millions
Cash flows from operating activities:
Net income (loss)	$122.7	$(555.6)	$(21.4)	$(38.7)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	118.7	144.3	58.3	59.0
Long-lived asset impairment charges	—	248.8	—	—
Gain on receipt of property, plant and equipment	(31.7)	—	—	—
Stock-based compensation	13.0	20.5	6.5	5.8
(Benefit) provision for deferred taxes	(14.2)	15.1	1.8	(8.8)
Other	(6.4)	(11.0)	(10.2)	(1.3)
Changes in operating assets and liabilities:
Accounts receivable	(3.6)	58.2	8.5	(5.1)
Inventories	34.0	(42.9)	(1.3)	7.1
Amounts due from affiliates	(71.6)	—	(18.1)	(8.5)
Amounts due to affiliates	41.3	8.2	40.0	19.0
Prepaid and other current assets	20.1	3.7	1.1	14.4
Accounts payable and accrued liabilities	(28.9)	(12.4)	(3.6)	(27.9)
Pension and post-employment liabilities	1.8	10.6	(2.4)	5.5
Restructuring liabilities	(146.5)	280.5	(35.8)	(15.2)
Working capital and other	(2.6)	3.8	(3.6)	(25.7)

Net cash provided by (used in) operating activities	46.1	171.8	19.8	(20.4)

Cash flows from investing activities:
Capital expenditures	(95.2)	(187.1)	(62.1)	(45.8)
Notes receivable from affiliates	(46.7)	(110.0)	(21.4)	(45.0)
Other	(3.6)	—	—	(1.3)

Net cash used in investing activities	(145.5)	(297.1)	(83.5)	(92.1)

Cash flows from financing activities:
Principal payments on long-term debt	(3.6)	(3.7)	(1.4)	(1.8)
Net Parent investment	154.6	(50.6)	21.3	132.2
Borrowings from affiliates	2.1	1.6	—	—
Payments to noncontrolling interests	—	(0.6)	—	—

Net cash provided by (used in) financing activities	153.1	(53.3)	19.9	130.4

Effect of exchange rate changes on cash and cash equivalents	(0.8)	3.0	(4.2)	0.1

Net increase (decrease) in cash and cash equivalents	52.9	(175.6)	(48.0)	18.0
Cash and cash equivalents at beginning of period	50.3	225.9	103.2	50.3

Cash and cash equivalents at end of period	$103.2	$50.3	$55.2	$68.3

Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	$2.8	$3.6	$0.7	$0.4
Income taxes paid, net	$24.6	$11.3	$17.1	$11.8
Supplemental schedule of non-cash investing and financing activities:
Accounts payable incurred (relieved) for acquisition of fixed assets	$3.4	$(14.3)	$(17.7)	$1.0

See accompanying notes to combined financial statements.

Combined Statements of Equity

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total SunEdison Semiconductor, Inc. Equity	Noncontrolling Interests	Total Equity
In millions
Balance December 31, 2010	$1,167.6	$(52.1)	$1,115.5	$34.1	$1,149.6

Net (loss) income	(557.9)	—	(557.9)	2.3	(555.6)
Other comprehensive loss	—	(24.2)	(24.2)	(0.5)	(24.7)
Net transfers to SunEdison	(29.7)	—	(29.7)	—	(29.7)
Net distributions to noncontrolling interests	—	—	—	(0.6)	(0.6)

Balance at December 31, 2011	$580.0	$(76.3)	$503.7	$35.3	$539.0

Net income	121.3	—	121.3	1.4	122.7
Other comprehensive (loss) income	—	(18.9)	(18.9)	2.2	(16.7)
Net transfers from SunEdison	169.0	—	169.0	—	169.0

Balance at December 31, 2012	$870.3	$(95.2)	$775.1	$38.9	$814.0

Net (loss) income (unaudited)	(23.7)	—	(23.7)	2.3	(21.4)
Other comprehensive loss (unaudited)	—	(42.2)	(42.2)	(2.2)	(44.4)
Net transfers from SunEdison (unaudited)	28.2	—	28.2	—	28.2

Balance at June 30, 2013 (unaudited)	$874.8	$(137.4)	$737.4	$39.0	$776.4

See accompanying notes to combined financial statements.

Notes to the Audited December 31, 2012 and 2011 Combined Financial Statements

and the Unaudited June 30, 2013 and 2012 Interim Combined Financial Statements

1. NATURE OF OPERATIONS

SunEdison Semiconductor, Inc. (“the Company”, “SunEdison Semiconductor”, “we”, “us” and “our”) is a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Silicon wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was recently known during most of our history as MEMC Electronic Materials, Inc., or MEMC. We believe we have developed a broad product portfolio, an extensive global footprint, process technology expertise and supply chain flexibility, while increasing our capital efficiency and maintaining a lean operating culture.

The Company consists of the combined operations of certain entities currently owned by SunEdison, Inc. (“SunEdison” or “Parent”) (formerly known as MEMC), as discussed in the basis of presentation below. On August 22, 2013, SunEdison announced an initial public offering (the “Offering”) of its semiconductor business to create SunEdison Semiconductor, Inc. as an independent company. SunEdison plans to sell a minority ownership interest in the semiconductor business to the public. In connection with this Offering, SunEdison will undertake a series of transactions to separate our net assets and entities.

Basis of Presentation

We currently operate as a business segment of SunEdison. The combined financial statements have been derived from the consolidated financial statements and accounting records of SunEdison and include allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. The unaudited interim combined financial statements include all adjustments (consisting of normal, recurring items) necessary to present fairly our financial position and results of operations and cash flows for the interim periods. SunEdison Semiconductor has presented the audited combined financial statements as of and for the years ended December 31, 2012 and 2011 and the unaudited interim combined financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012. These combined financial statements and related notes to the combined financial statements, including prior year financial information, are presented on a consistent basis for all periods presented. Operating results for the six months ending June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

SunEdison maintains a number of stock-based compensation and benefit programs at a corporate level. Our employees participate in those programs and as such, we were allocated expenses associated with those programs. Our combined balance sheets do not include any Parent outstanding equity related to the stock-based compensation programs. Since substantially all of the Parent pension and other post-employment benefit plans relate solely to us, our combined balance sheets include net benefit plan obligations related to those plans and those benefit plans in certain foreign locations that are our direct obligation. See Note 7 and 9 for further description of these stock-based compensation and benefit programs.

We generate a portion of our net sales from sales to SunEdison subsidiaries. These sales are reflected in a separate line item in our combined statements of operations, net sales to affiliates. Normal operating activities with affiliates are reflected as amounts due from affiliates and amounts due to affiliates within operating activities in the combined cash flow statements. Cash transferred to and from SunEdison has been recorded as notes receivable, affiliate and long-term debt, affiliate on the combined balance sheets and notes receivable from affiliates and borrowings from affiliates in the combined cash flow statements. The combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for us on a centralized basis. These amounts have been accounted for through the net Parent investment account because it is not practicable to specifically identify the portion of cash related to those activities (see below). All changes in the net Parent investment account in the combined balance sheets have been considered cash receipts and payments for purposes of the combined cash flow statements and are reflected in financing activities. See Note 13 for further description of related party transactions.

Earnings per share data has not been presented in the combined financial statements because we do not operate as a separate legal entity with our own capital structure.

Our combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent publicly traded company during the periods prior to this Offering or of the costs we will incur in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, leases, inventory valuation, accrued liabilities including restructuring, warranties, employee benefits, derivatives, stock-based compensation, income taxes and asset recoverability, including allowances, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Principles of Combination

We record noncontrolling interests for non-wholly owned subsidiaries included in our combined financial statements. As of December 31, 2012, December 31, 2011 and June 30, 2013, our total noncontrolling interest on the combined balance sheet was $38.9 million, $35.3 million and $39.0 million, respectively. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances, highly liquid commercial paper, time deposits and money market funds with original maturity periods of three months or less when purchased.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The balance of our allowance for doubtful accounts were $3.8 million, $4.2 million and $4.4 million as of December 31, 2012, December 31, 2011 and June 30, 2013, respectively.

The activity in the allowance for doubtful accounts is summarized as follows:	December 31, 2012	December 31, 2011

Balance, beginning of year	$4.2	$6.1
(Benefit) provision	(0.4)	0.9
Write-offs, credits and adjustments	—	(2.8)

Balance, end of the period	$3.8	$4.2

Inventories

Inventories consist of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximate weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it evenly over the assets’ estimated useful lives as follows:

Years
Software	3-10
Buildings and improvements	2-50
Machinery and equipment	1-30

Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in current-year operations. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.

Depreciation expense for the years ended December 31, 2012 and 2011 was $118.7 million and $144.3 million, respectively.

Impairment of Property, Plant and Equipment

We periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges in 2012 and 2011. See Notes 3 and 5 for additional discussion on the impairment charges on long-lived assets.

Operating Leases

We enter into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases. See Note 11 for our operating lease obligations .

Revenue Recognition

Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes.

Derivative Financial Instruments and Hedging Activities

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All derivative instruments are recorded on the combined balance sheet at fair value. We have not designated any derivatives as hedge accounting. Derivatives not designated as hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. See Note 10.

Translation of Foreign Currencies

We determine the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s sales and expenditures and the subsidiary’s borrowings. When a subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date; and

•	Statement of operations accounts at average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive (loss) income in equity.

Income Taxes

SunEdison files consolidated income tax returns that include us. For purposes of these combined financial statements, our taxes are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We also record income taxes for jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with FASB Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

Management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in December 2011 and determined that the undistributed earnings of all our foreign subsidiaries were not expected to be remitted to the U.S. parent corporation in the foreseeable future. During the first six months of 2013, we determined the undistributed earnings of one of our foreign wholly owned subsidiaries would be remitted to the United States in the foreseeable future. The undistributed earnings of all other foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Stock-Based Compensation

Our combined financial statements include certain expenses of SunEdison that were allocated to us for stock compensation. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For ratable awards, compensation costs are recognized for all grants on a straight-line basis over the requisite service period of the entire award. Forfeiture rates are estimated taking into consideration of the historical experience during the preceding four fiscal years.

The assumptions used are routinely examined in estimating the fair value of employee options granted. As part of this assessment, it was determined that the historical stock price volatility and historical pattern of option exercises are appropriate indicators of expected volatility and expected term. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. The Black-Scholes option-pricing model is used to estimate the fair value of ratable and cliff vesting options. For market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Shipping and Handling

Costs to ship products to customers are included in marketing and administration expense in the combined statement of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were $23.4 million and $21.8 million for the years ended December 31, 2012 and 2011, respectively.

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2012, December 31, 2011 and June 30, 2013 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•	Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities—cost approximates fair value because of the short maturity period; and

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms.

There were no transfers into or out of Level 1, Level 2 or Level 3 financial instruments during the periods ended December 31, 2012, December 31, 2011 and June 30, 2013. See Note 6 for debt fair value disclosure, see Note 9 for pension and other post-employment benefit plan asset fair value disclosures and see Note 10 for derivative fair value disclosures.

Accounting Standards Updates

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2013-02 (“ASU2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI), to provide guidance about AOCI disclosure requirements. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements; however, it does require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. This standard was adopted on January 1, 2013.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This standard was retrospectively adopted on January 1, 2012.

3. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

2011 Global Plan

During the second half of 2011, the semiconductor industry experienced a downturn. In December 2011, in order to better align our business to current and expected market conditions in the semiconductor market, as well as to improve our overall cost competitiveness and cash flows, we committed to a series of actions to reduce our global workforce, right size production capacity and accelerate operating cost reductions in 2012 and beyond (the “2011 Global Plan”). These actions included:

•	Reducing total workforce by approximately 500 persons worldwide, representing approximately 11% of our employees;
•	Shuttering our Merano, Italy polysilicon facility as of December 31, 2011;

As a result of adverse market conditions and asset recoverability tests, we incurred charges associated with restructuring, impairment of long-lived assets and write-downs of inventory. The following is a summary of the charges recorded during the fourth quarter of December 31, 2011:

In millions
Type of Charge	Amount	Statement of Operations Classification

Restructuring	$281.9	Restructuring

Long-lived asset impairment (see Note 5)	$234.7	Long-lived asset impairment

Inventory adjustments and other (see Note 4)	$22.4	Cost of goods sold

In the fourth quarter of 2011, restructuring charges consisted of $54.5 million of severance and other one-time benefits for employees terminated under the 2011 Global Plan, $182.9 million of estimated liabilities accrued as a result of us canceling or not being able to fulfill the entire purchase obligation for certain supplier contracts and $44.5 million of other related charges. Total cash payments made under the 2011 Global Plan during the year ended December 31, 2011 were $3.4 million. See the following tables below for cash payments made during the year ended December 31, 2012 and the six months ended June 30, 2013, respectively. For additional discussion on the charges associated with the impairment of long-lived assets and write-downs of inventory, see the respective footnotes noted in the above table.

In addition, during June 2011, we committed to actions to reduce overall manufacturing costs across our global sites, as well as to realign certain general and administrative expenses due to industry and customer specific developments. These actions included relocation of certain operations and reductions in headcount. During the year ended December 31, 2011, we recorded restructuring charges of $5.1 million for severance and other related employee benefits associated with these actions. Cash payments of $4.9 million were made during 2011 that were also related to these actions.

Details of the 2012 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

						As of December 31, 2012
In millions	Accrued January 1, 2012	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Currency	Accrued December 31, 2012	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$54.5	$(6.4)	$(17.4)	$0.3	$31.0	$48.1	$48.1
Contract termination	178.3	(76.4)	(33.2)	0.8	69.5	106.5	106.5
Other	48.1	(5.1)	(6.7)	0.7	37.0	39.4	39.4

Total	$280.9	$(87.9)	$(57.3)	$1.8	$137.5	$194.0	$194.0

On September 4, 2012, we executed two settlement agreements with Evonik Industries AG and Evonik Degussa SpA (“Evonik”), one of our suppliers, to settle disputes arising from our early termination of two take-or-pay supply agreements. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on our existing Merano, Italy polysilicon facility for our benefit. Pursuant to the settlement reached, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million Euro, of which 25.0 million Euro was paid in 2012, 10.0 million Euro was paid in the first quarter of 2013, and 20.0 million Euro was paid in the second quarter of 2013. The remaining 15.0 million Euro will be paid in the third quarter of 2013. As a result of this restructuring related settlement, a favorable adjustment to our 2011 Global Plan liabilities was made in the third quarter of 2012 resulting in $65.8 million of income within restructuring charges on the combined statement of operations. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to the related chlorosilanes plant, which resulted of a $31.7 million gain on the combined statement of operations in the fourth quarter of 2012. The fair value of the chlorosilanes plant was calculated based on a discounted cash flow model using management’s assumptions (Level 3).

As a result of shuttering our Merano, Italy polysilicon facility, we entered into a letter of agreement on December 14, 2012 with a subsidiary of SunEdison pertaining to a polysilicon supply agreement. The letter agreement required the subsidiary of SunEdison to reimburse the Company 57.9 million Euro related to damages paid to suppliers and lost profits. As a result of this letter of agreement, approximately $75.7 million of income was recorded within restructuring charges on the combined statement of operations with an offset to accounts receivable, affiliate in the combined balance sheet in December 2012. Similarly, in December 2011, a debit memo was issued for approximately $10.5 million, resulting in income within restructuring charges on the combined statement of operations. The parties agreed to offset this accounts receivable, affiliate balance of $75.7 million during 2013 by reducing the long-term loan from the SunEdison subsidiary by 40 million Euro and reducing accounts payable, affiliate by 17.9 million Euro. In addition, the Company retained a deposit of 24 million Euro for each of the periods ended December 31, 2012, December 2011 and June 30, 2013 related to the polysilicon supply agreement, which is included within the accounts payable, affiliate line in the combined balance sheet.

Details of the 2013 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table (unaudited):

						As of June 30, 2013
In millions	Accrued January 1, 2013	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Currency	Accrued June 30, 2013	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and Employee benefits	$31.0	$(0.1)	$(0.1)	$(0.1)	$30.7	$48.0	$48.0
Contract termination	69.5	—	(39.4)	(0.4)	29.7	106.5	106.5
Other	37.0	(6.0)	(2.3)	(0.4)	28.3	33.4	33.4

Total	$137.5	$(6.1)	$(41.8)	$(0.9)	$88.7	$187.9	$187.9

2009 Restructuring Plan

In order to better align manufacturing capabilities to projected demand, we committed to workforce reductions during the first and second quarters of 2009 (the “2009 Global Plan”). In September 2009, we committed to actions to reduce manufacturing costs by shifting manufacturing from our St. Peters, Missouri and Sherman, Texas facilities to other locations which are closer to a number of our customers in the Asia Pacific region (the “2009 U.S. Plan”). We have provided and paid severance benefits to those terminated under the 2009 Global Plan and will provide severance benefits to those employees who have been or will be terminated under the 2009 U.S. Plan. We expect the 2009 U.S. Plan to be completed by the fourth quarter of 2013.

During the six months ended June 30, 2013 there were $1.6 million of net payments for severance and other employee benefits, resulting in a liability of $1.1 million as of June 30, 2013.

Details of 2012 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2012	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2012	As of December 31, 2012
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$12.6	$(2.5)	$(7.4)	$2.7	$15.5	$15.5
Asset move costs	—	—	—	—	8.5	8.8
Contract termination	2.9	—	(2.9)	—	2.9	2.9
Infrastructure costs	—	4.3	(4.3)	—	4.3	4.3

Total	$15.5	$1.8	$(14.6)	$2.7	$31.2	$31.5

Details of 2011 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2011	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2011	As of December 31, 2011
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$16.2	$(0.2)	$(3.4)	$12.6	$18.0	$18.8
Asset move costs	—	5.3	(5.3)	—	8.5	20.3
Contract termination	—	2.9	—	2.9	2.9	2.9
Infrastructure costs	—	—	—	—	—	4.0

Total	$16.2	$8.0	$(8.7)	$15.5	$29.4	$46.0

4. INVENTORIES

Inventories consist of the following:

	As of December 31,		As of June 30,
	2012	2011	2013 (unaudited)
In millions
Raw materials and supplies	$35.3	$36.6	$31.3
Goods in process	43.6	62.7	48.7
Finished goods	51.6	66.5	47.4

Total inventories	$130.5	$165.8	$127.4

Included in the table above at December 31, 2012, we had $27.7 million of finished goods inventory held on consignment, compared to $28.5 million at December 31, 2011.

Due to adverse market conditions and the shuttering of our Merano, Italy polysilicon facility, we recorded lower of cost or market charges on our raw materials and supplies inventory of $8.6 million for the year ended December 31, 2011. Lower of cost or market charges for the year ended December 31, 2012 and for the six months ended June 30, 2013 were immaterial.

Due to the earthquake and tsunami in Japan on March 11, 2011, wafer production in our semiconductor wafer plant in Japan was suspended from that time through April 12, 2011. Due to the unplanned downtime, we recorded a total of $14.9 million of adjustments during the year ended December 31, 2011 as period charges to cost of goods sold for the under absorption of production costs. We recorded no similar adjustments for the year ended December 31, 2012 and for the six months ended June 30, 2013.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,

	2012	2011
In millions
Land	$6.1	$6.2
Software	17.2	18.5
Buildings and improvements	238.5	242.4
Machinery and equipment	1,149.0	1,147.1

	1,410.8	1,414.2
Less accumulated depreciation	(729.4)	(678.6)

	681.4	735.6
Construction in progress	108.5	56.3

Total property, plant and equipment, net	$789.9	$791.9

We recorded asset impairment charges of $1.5 million for the year ended December 31, 2012, primarily related to software. These charges are reflected in the long-lived asset impairment charges in our combined statement of operations.

Due to the downturn in market conditions, we performed an asset impairment analysis of the polysilicon production assets at our shuttered Merano, Italy polysilicon facility. As a result of this analysis, the polysilicon manufacturing assets at our shuttered Merano, Italy polysilicon facility were determined to be impaired as of December 31, 2011 and written down to its net realizable salvage value, which was based primarily on an appraisal. We recognized asset impairment charges of $225.7 million during the year ended December 31, 2011, which were recorded in the long-lived asset impairment charges in our combined statement of operations.

No asset impairment charges were recorded for the six months ended June 30, 2013.

6. DEBT

Debt outstanding consists of the following:

	As of December 31, 2012			As of December 31, 2011			As of June 30, 2013
							(unaudited)

	Total Principal	Current and Short-Term	Long-Term	Total Principal	Current and Short-Term	Long-Term	Total Principal	Current and Short-Term	Long-Term
In millions
Long-term notes	$16.0	$3.4	$12.6	$21.5	$3.7	$17.8	$12.4	$2.9	$9.5

Long-term notes totaling $16.0 million, $21.5 million and $12.4 million as of December 31, 2012, December 31, 2011 and June 30, 2013, respectively, are owed to a bank by our Japanese subsidiary. The notes are guaranteed by our Parent and are secured by the property, plant and equipment of our Japanese subsidiary. These loans mature in years ranging from 2013 to 2017. The guarantees require our Parent to satisfy the loan obligations in the event that the Japanese subsidiary fails to pay such debt in accordance with its stated terms. The cost of borrowing is a fixed 2.2% interest rate and the notes mature in 2017. There are no debt covenants related to this loan. For information on intercompany borrowings, see Note 13.

The estimated fair value of our debt was $15.0 million, $19.9 million and $11.7 million as of December 31, 2012, December 31, 2011 and June 30, 2013, respectively. Fair value of this debt is calculated using a discounted cash flow model (Level 2 assumptions) with consideration for our non-performance risk (Level 3 assumptions).

Maturities

The aggregate amounts of payments on long-term debt, excluding affiliate debt, after December 31, 2012 are as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
In millions
Maturities of long-term debt	$3.4	$3.4	$3.4	$3.4	$2.4	$—	$16.0

7. STOCK-BASED COMPENSATION

Our Participation in Parent’s Incentive Plans

SunEdison maintains a number of stock-based compensation programs at a corporate level. Our employees participate in those programs and as such, we were allocated expenses associated with those programs based on the actual number of stock-based compensation awards granted to our employees. Our combined balance sheets do not include any Parent outstanding equity related to the stock-based compensation programs.

Our Parent has equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares and restricted stock units (“RSU”) to employees, non-employee directors and consultants. We historically have participated in these equity incentive plans and have provided disclosures for these awards allocated to us. As of December 31, 2012, there were 5.1 million shares authorized for future grant under these plans from the Parent. Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting, although certain grants have three, four or five-year cliff vesting. No option has a term of more than 10 years. The exercise price of stock options granted has historically equaled the market price on the date of the grant.

The following table presents information regarding outstanding stock options as of December 31, 2012 and changes during the year then ended with regard to stock options allocated to us:

	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life
Beginning of 2012	4,419,341	$22.76
Granted	3,775,779	2.76
Exercised	—	—
Forfeited	(1,499,891)	12.71
Expired	(2,178,166)	32.18

December 31, 2012	4,517,063	$4.84	$2.0	9

Options exercisable at December 31, 2012	429,101	$18.03	$—	5

The following table presents information regarding outstanding stock options as of June 30, 2013 and changes during the six months then ended with regard to stock options allocated to us:

(unaudited)	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life
Beginning of 2013	4,517,063	$4.84
Granted	857,383	4.60
Exercised	(11,825)	3.56
Forfeited	(96,308)	4.17
Expired	(31,962)	19.13

June 30, 2013	5,234,351	$4.73	$23.0	9

Options exercisable at June 30, 2013	621,905	$13.87	$0.8	6

The aggregate intrinsic value in the tables above represents the total pre-tax intrinsic value (the difference between SunEdison’s closing stock price on the last trading day of the year ended December 31, 2012 and the six months ended June 30, 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012 and June 30, 2013. This amount changes based on the fair market value of SunEdison’s stock. There were no material amounts of option exercises and related cash receipts or tax benefits realized for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012.

At our Parent’s May 25, 2012 annual meeting of stockholders, stockholders approved amendments to the equity incentive plans to permit a one-time stock option exchange program pursuant to which certain employees, excluding directors and executive officers, would be permitted to surrender for cancellation certain outstanding stock options with an exercise price substantially greater than the then current trading price in exchange for fewer stock options at a lower exercise price. The option exchange program commenced on July 17, 2012 and closed on August 17, 2012. The number of new stock options replacing surrendered eligible options was determined by an exchange ratio dependent on the exercise price of the original options and constructed to result in the new option value being approximately equal to the value of surrendered options. The program was designed to cause us to incur minimal incremental stock-based compensation expense in future periods. The option exchange resulted in the cancellation of old options and the issuance of new options with an award date of August 20, 2012 and a new exercise price of $2.77 per share. The cancelled options are reflected in the rollforward above as either forfeited or expired, depending on whether or not the old options were vested or not. New options issued in the exchange will vest over a two or three year period depending on whether the surrendered options were fully or partially vested. The cost associated with the awards created under the stock option exchange will be recognized on a straight line basis over the two or three year vesting period. The compensation cost of the original awards will continue to be expensed under the original vesting schedule.

During the third quarter of 2012, the Parent granted options with a 10-year contractual term to select employees, including senior executives, excluding the Parent’s chief executive officer. The options will vest in three tranches one year after the Parent company stock achieves the following three price hurdles for 30 consecutive calendar days: $7.00, $10.00 and $15.00. If the individual price hurdles are not met within five years of the grant date, the options tied to that individual price hurdle will be cancelled. The compensation cost associated with these awards will be expensed on a straight line basis over the service period of each separately identified tranche. The grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term. Because the vesting of these awards is based on stock price performance (i.e., a market condition), it is classified as an equity award. The market price hurdles were not met during 2012.

The weighted-average assumptions are as follows:

	2012	2011	As of June 30, 2013 (unaudited)
Risk-free interest rate	0.8%	1.7%	0.6%
Expected stock price volatility	67.6%	65.8%	64.8%
Expected term until exercise (years)	4	4	4
Expected dividends	—%	—%	—%

The weighted-average grant-date fair value per share of options granted was $1.05, $5.81 and $2.25 for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013, respectively. As of December 31, 2012, $6.2 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 3 years.

Restricted stock units represent the right to receive a share of our Parent’s stock at a designated time in the future, provided the stock unit is vested at the time. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a stockholder until such time as the underlying shares of stock are distributed. Restricted stock units granted to non-employee directors generally vest over a two-year period from the grant date. Restricted stock units granted to employees usually have three-, four- or five-year cliff vesting, or four-year ratable vesting, and certain grants are subject to performance conditions established at the time of grant.

The following table presents information regarding outstanding restricted stock units allocated to us as of December 31, 2012 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted- Average Remaining Contractual Life
Beginning of 2012	1,296,849
Granted	325,608
Converted	(37,565)
Forfeited	(194,532)

December 31, 2012	1,390,360	$4.5	2

The following table presents information regarding outstanding restricted stock units allocated to us as of June 30, 2013 and changes during the six months then ended:

(unaudited)	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted- Average Remaining Contractual Life
Beginning of 2013	1,390,360
Granted	60,200
Converted	(301,130)
Forfeited	(43,012)

June 30, 2013	1,106,418	$9.0	2

As of December 31, 2012, there were no restricted stock units which were convertible. As of December 31, 2012, $5.1 million of total unrecognized compensation cost related to restricted stock units was expected to be recognized over a weighted-average period of approximately 2 years. The weighted-average fair value of restricted stock units on the date of grant was $3.53, $11.37 and $4.09 for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013, respectively.

The amount of stock-based compensation cost capitalized into inventory and fixed assets was not material for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012. Further, the recognition of excess tax benefits from share-based payment arrangements was not material for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012.

Stock-based compensation expense recorded for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 was allocated as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2012	2011	2013	2012
			(unaudited)
In millions
Cost of goods sold	$4.8	$4.2	$1.7	$2.1
Marketing and administration	6.2	13.4	3.8	2.7
Research and development	2.0	2.9	1.0	1.0

Stock-based employee compensation	$13.0	$20.5	$6.5	$5.8

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income (loss) represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. Other comprehensive income (loss) from the company includes foreign currency translations, gains / (losses) on available-for-sale securities and pension adjustments.

The following table presents the changes in each component of accumulated other comprehensive loss, net of tax (unaudited):

In millions	Foreign Currency Items (1)	Available-for-sale Securities	Pension Plans	Accumulated Other Comprehensive Loss
Balance, December 31, 2012	$(28.1)	$0.2	$(67.3)	$(95.2)
Other comprehensive loss before reclassifications	(42.2)	—	—	(42.2)
Amounts reclassified from accumulated other comprehensive loss (2)	—	—	—	—

Net current period other comprehensive loss	(42.2)	—	—	(42.2)

Balance June 30, 2013	$(70.3)	$0.2	$(67.3)	$(137.4)

(1) Excludes foreign currency adjustments as it relates to noncontrolling interests. See the combined statements of comprehensive income (loss).

(2) There are no reclassification adjustments out of accumulated other comprehensive loss into earnings.

9. EMPLOYEE-RELATED LIABILITIES

SunEdison maintains a number of benefit programs at a corporate level. Our employees participate in those programs and as such, we were allocated expenses associated with those programs. Since substantially all of the Parent pension and other post-employment benefit plans relate solely to us, our combined balance sheets include net benefit plan obligations related to those plans and those benefit plans in certain foreign locations that are our direct obligation. For the six months ended June 30, 2013 and 2012, the changes in pension and other post-employment benefit plans are not material to our combined financial statements.

Pension and Other Post-Employment Benefit Plans

Prior to January 2, 2002, SunEdison’s defined benefit pension plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, our Parent amended the defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan. Effective January 1, 2012, the accumulation of new benefits for all participants under this defined benefit pension plan was frozen. This change did not have a material impact on the Company’s combined financial statements because the plan was frozen to new participants in 2001 and combined with turnover, the level of active participants was not significant.

Our Parent also has a non-qualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our Parent’s health care plan provided post-retirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, our Parent amended our health care plan to discontinue eligibility for post-retirement medical benefits for certain participants. In addition, effective January 2, 2002, no new participants will be eligible for post-retirement medical benefits under the plan.

Effective January 1, 2012, the amortization period for the unamortized unrealized loss was changed to the remaining life expectancy of the plan participants, which was derived from an actuarial mortality table. This change was triggered since substantially all the plan participants are now inactive/retired. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.

Net periodic post-retirement benefit cost (income) consists of the following:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2012	2011	2012	2011
In millions
Service cost	$1.1	$2.9	$—	$—
Interest cost	7.8	9.4	0.8	1.1
Expected return on plan assets	(13.8)	(15.4)	—	—
Amortization of prior service cost	—	—	(0.7)	(0.5)
Net actuarial loss (gain)	4.1	7.9	(0.5)	(1.5)
Settlement charges	6.7	—	—	—

Net periodic benefit cost (income)	$5.9	$4.8	$(0.4)	$(0.9)

In 2012, our Parent’s pension plans experienced significant lump sum payment activity related to the 2011 global reduction in workforce previously described in Note 3. This event triggered settlement accounting with both the U.S. and foreign plans because there were significant pension benefit obligations settled during 2012.

To determine pension and other post-retirement and post-employment benefit measurements for the plans, our Parent uses a measurement date of December 31. The following is a table of actuarial assumptions used to determine the net periodic benefit cost (income):

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2012	2011	2012	2011
Weighted-average assumptions:
Discount rate	3.65%	4.58%	3.93%	5.09%
Expected return on plan assets	8.34%	8.36%	NA	NA
Rate of compensation increase	3.62%	3.63%	3.75%	3.75%
Current medical cost trend rate	NA	NA	8.00%	8.00%
Ultimate medical cost trend rate	NA	NA	5.00%	5.00%
Year the rate reaches ultimate trend rate	NA	NA	2018	2017

The following summarizes the change in benefit obligation, change in plan assets and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2012	2011	2012	2011
In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$227.2	$213.3	$20.1	$23.0
Service cost	1.1	2.9	—	—
Interest cost	7.8	9.4	0.8	1.1
Plan participants’ contributions	—	—	0.5	0.8
Plan amendments	—	—	—	(3.9)
Actuarial loss	17.8	19.0	2.3	1.1
Gross benefits paid	(8.7)	(14.9)	(2.2)	(2.0)
Settlements	(21.0)	(2.1)	—	—
Currency exchange gain	(0.7)	(0.4)	—	—

Benefit obligation at end of year	$223.5	$227.2	$21.5	$20.1

Change in plan assets:
Fair value of plan assets at beginning of year	$176.0	$192.2	$—	$—
Actual (loss) gain on plan assets	22.3	(2.4)	—	—
Employer contributions	0.6	1.5	1.7	1.2
Plan participants’ contributions	—	—	0.5	0.8
Settlements	(18.5)	—	—	—
Gross benefits paid	(8.7)	(14.9)	(2.2)	(2.0)
Currency exchange gain (loss)	0.1	(0.4)	—	—

Fair value of plan assets at end of year	$171.8	$176.0	$—	$—

Net amount recognized	$(51.7)	$(51.2)	$(21.5)	$(20.1)

Amounts recognized in statement of financial position:
Accrued liabilities, current	$(0.6)	$(0.7)	$(1.4)	$(1.2)
Pension and post-employment liabilities, noncurrent	(51.1)	(50.5)	(20.1)	(18.9)

Net amount recognized	$(51.7)	$(51.2)	$(21.5)	$(20.1)

Amounts recognized in accumulated other comprehensive (loss) income (before tax):

	Pension Plans		Health Care and Other Plans
As of December 31,	2012	2011	2012	2011
In millions
Net actuarial loss (gain)	$86.8	$88.2	$(0.3)	$(3.1)
Prior service credit	—	—	(12.1)	(12.8)

Net amount recognized	$86.8	$88.2	$(12.4)	$(15.9)

The estimated amounts that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost (income) in 2013 are as follows:

	Pension Plans	Health Care and Other Plans
In millions
Actuarial loss	$2.6	$—
Prior service credit	—	(0.7)

Total	$2.6	$(0.7)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

	Pension Plans		Health Care and Other Plans
As of December 31,	2012	2011	2012	2011
Weighted-average assumptions:
Discount rate	3.14%	3.65%	3.37%	3.95%
Rate of compensation increase	—%	3.62%	3.75%	3.75%

The composition of our Parent’s plans and age of our participants are such that, as of December 31, 2012 and 2011, the medical cost trend rate no longer has a significant effect on the valuation of our Parent’s health care plans.

The U.S. pension plan assets are invested primarily in marketable securities, including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at year ended December 31 were as follows:

		Actual Allocation		Fair Value
Asset Category (Dollars in millions)	2012 Target Allocation	2012	2011	2012	2011
Cash	—%	—%	15%	$—	$24.8
Group annuity contract	—%	32%	—%	53.7	—
Equity securities	60%	55%	61%	92.9	105.2
Fixed income securities	40%	13%	24%	21.9	41.6

Total	100%	100%	100%	$168.5	$171.6

Asset Category (In millions)	Asset Value as of December 31, 2012	Asset Value as of December 31, 2011
Cash and cash equivalents	$—	$24.8
Group annuity contract	53.7	—
Equity securities:
U.S. large cap	38.5	50.9
Mid cap	11.1	11.9
Small cap	11.0	11.3
International	22.0	21.3
Emerging markets	10.3	9.8
Fixed income:
Investment grade bonds	8.3	15.8
Corporate bonds	13.6	25.8

Total	$168.5	$171.6

The investment objectives of our Parent’s pension plan assets are as follows:

•	To achieve a favorable relative return as compared to inflation;

•	To achieve an above average total rate of return relative to capital markets;

•	Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.

Our Parent’s pension cost (income) and pension liabilities are determined using various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on plan assets to estimate our pension cost (income) and obligations. The Parent determines the expected return on plan assets based on the pension plans’ intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on the U.S. pension plan assets in 2012 and 2011 was 8.5% and 8.5%, respectively, the actual return experienced in our Parent’s pension plan assets in the comparable periods in 2012 and 2011 was 12.8% and (1.3)%, respectively. Our Parent consults with the plans’ actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.

The pension obligations are funded in accordance with provisions of federal law. Contributions to the pension and post-employment plans in 2012 totaled $0.6 million and $1.7 million, respectively, and in 2011 totaled $1.5 million and $1.2 million, respectively. The funding status of the U.S pension plan was underfunded by $19.5 million and $19.1 million as of December 31, 2012 and 2011, respectively, and recorded in pension and post-employment liabilities. The foreign pension plans and health care and other plans continue to maintain an underfunded status as of December 31, 2012 and 2011 and are recorded in pension and post-employment liabilities. As of December 31, 2012, the accumulated benefit obligation for the U.S. pension plan was $187.9 million and the fair value of plan assets was $168.5 million. We expect our Parent’s contribution to the pension and post-employment plans in 2013 to be approximately $0.0 million and $1.4 million, respectively.

Our Parent uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, we measure fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. As of December 31, 2012 and 2011, the pension plan’s investments in equity and fixed income securities were all valued using Level 1 inputs based on the fair value as determined by quoted market price on a daily basis, except for $53.7 million that was valued using Level 3 inputs as of December 31, 2012. This asset is an investment in a group annuity contract and the fair value is estimated to be the contract value of the group annuity contract. The pension plan can make withdrawals from the group annuity contract subject to certain provisions and restrictions. As there is a full guarantee of the contract value and the risk to the plan assets is minimized with such a guarantee the contract value is deemed to be an appropriate approximation of fair value. There were no similar assets as of December 31, 2011.

As discussed above, in 2011 the U.S. pension plan assets decreased to less than the accumulated benefit obligation. As of December 31, 2012 and 2011, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	Pension Plans
	2012	2011
In millions
Projected benefit obligation, end of year	$223.5	$227.2
Accumulated benefit obligation, end of year	$212.5	$216.2
Fair value of plan assets, end of year	$171.8	$176.0

We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

	Pension Plans	Health Care and Other Plans
In millions
2013	$18.4	$1.4
2014	$12.2	$1.6
2015	$12.0	$1.5
2016	$12.5	$1.4
2017	$12.3	$1.4
2018-2022	$61.4	$6.5

Defined Contribution Plans

SunEdison sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our allocated costs under this plan included in our combined statement of operations totaled $4.0 million and $4.5 million for 2012 and 2011, respectively.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $21.6 million at December 31, 2012 and $20.9 million at December 31, 2011, and is included in other long-term liabilities and accrued liabilities on our combined balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

10. DERIVATIVES AND HEDGING INSTRUMENTS

SunEdison Semiconductor’s derivatives and hedging activities consist of:

			Assets (Liabilities) Fair Value
In millions	Balance Sheet Location		As of December 31, 2012	As of December 31, 2011	As of June 30, 2013 (unaudited)
Derivatives not designated as hedging:
Currency forward contracts (1)	Prepaid and other current assets		$0.3	$0.3	$—
Currency forward contracts (1)	Accrued liabilities		$(6.4)	$(0.8)	$(1.5)
(1) Currency forward contracts are recorded on the combined balance sheet at fair value using Level 1 inputs.

		Losses (Gains)
		Year Ended December 31,		Six Months Ended June 30,
In millions	Statement of Operations Location	2012	2011	2013 (unaudited)	2012 (unaudited)
Derivatives not designated as hedging:
Currency forward contracts	Other, net	$5.2	$0.2	$10.4	$0.2

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to SunEdison Semiconductor. A substantial portion of our revenue and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of December 31, 2012, December 31, 2011 and June 30, 2013, these currency forward contracts had net notional amounts of $169.3 million, $96.4 million and $173.9 million, respectively, and are accounted for as economic hedges, for which hedge accounting was not applied.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases and Purchase Obligations

We lease buildings, equipment and automobiles under operating leases. Rental expense was $4.6 million and $2.1 million for the years ended December 31, 2012 and 2011, respectively. The total future commitments under operating leases as of December 31, 2012 were $22.3 million, of which $21.6 million is noncancellable. Our operating lease obligations as of December 31, 2012 were as follows:

	Payments Due By Period
	Total	2013	2014	2015	2016	2017	Thereafter
In millions
Operating leases	$22.3	$5.8	$4.9	$4.7	$3.5	$1.6	$1.8

Purchase Commitments

As part of our restructuring activities announced in the fourth quarter of 2011, we provided notice to several of our vendors with whom we had long-term supply contracts that we will no longer be fulfilling our purchase obligations under those contracts. In connection with the restructuring, we recorded significant restructuring liabilities associated with the estimated settlements arising from these actions based on management’s best estimates of the ultimate outcome of these contract resolutions at that time. As of December 31, 2012, and June 30, 2013, we have recorded total liabilities of $69.5 million and $29.7 million, respectively, associated with the settlements arising from these take-or-pay supply agreements and estimated purchase obligations, all recorded as short-term restructuring liabilities in the combined balance sheet. These amounts include purchase obligations as well as two settlement agreements with Evonik. See Note 3 for additional information regarding the two settlement agreements. The amount of purchase obligations accrued as of December 31, 2012 and June 30, 2013 represents our best estimate of the probable amounts to settle all of our obligations based on presently known information, which involve the use of assumptions requiring significant judgment. These estimates include the contractual terms of the agreements, including whether or not there are fixed volumes and/or fixed prices. In addition, under certain contracts, the counterparty may have a contractual obligation to sell the materials to mitigate their losses. We also included in our estimate of losses consideration around whether we believe the obligation will be settled through arbitration, litigation or commercially viable alternative resolutions or settlements. We intend to vigorously defend ourselves against any arbitration or litigation. Due to the inherent uncertainties of arbitration and litigation, we cannot predict the ultimate outcome or resolution of such actions. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our business, results of operations and financial condition.

Indemnification

We have agreed to indemnify some of our semiconductor customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2012, December 31, 2011 and June 30, 2013.

Legal Proceedings

We are involved in various legal proceedings, claims, investigations and other legal matters which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.

S.O.I.TEC Silicon on Insulator Technologies S.A. v. MEMC, Inc.

On May 19, 2008, Soitec and Commissariat A L’Energie Atomique (“CEA”) filed a complaint against MEMC in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) alleging infringement, including willful infringement, by MEMC of three U.S. patents related to silicon-on-insulator technology, and requested damages and an injunction. Soitec and CEA filed an amended complaint on July 21, 2009, adding a fourth, related patent to the lawsuit. MEMC filed a counterclaim against Soitec for infringement of one of MEMC’s U.S. patents. The Court bifurcated the case into two phases, a first liability phase, which, to the extent liability is found, will be followed by a second damages phase. In a memorandum opinion dated October 13, 2010, the Court found that all of MEMC’s current products and processes do not infringe any valid claim of the four asserted Soitec patents.

The Court held a jury trial from October 25, 2010 to November 2, 2010. After the Court’s October 13, 2010 ruling in favor of MEMC, the only remaining claim that Soitec continued to assert at trial was a single patent claim directed against some mono-implant research and development efforts conducted by MEMC approximately six to eight years ago, none of which have occurred since 2006, and none of which are material or relevant to the current operations at MEMC. MEMC continued to assert at trial its counterclaim for infringement of MEMC’s patent. On November 2, 2010, the jury found that certain of Soitec’s wafers infringed the patent asserted by MEMC at trial. The jury also found that one of the Soitec patent claims was valid. This single patent claim covers MEMC’s mono-implant research and development efforts that ended in 2006. On July 13, 2011, the court denied all post trial motions. Soitec subsequently filed an appeal and MEMC filed a cross-appeal. The appeal is now fully briefed in the U.S. Court of Appeals for the Federal Circuit. The appeal was stayed pending en banc review of a jurisdictional question unrelated to the merits of the appeal. The stay has now been lifted and the case will be heard by the Court of Appeals later this year. The damages phase of this trial will occur, if at all, after the appeal. We believe that Soitec and CEA’s suit against us has no merit, and we are asserting a vigorous defense, as well as the infringement counterclaim. Although it is not possible to predict the outcome of such matters, we believe that the ultimate outcome of this proceeding will not have a material adverse effect on our financial position, cash flows or results of operations.

Semi-Materials Co., Ltd. v. MEMC, Inc. and MEMC Pasadena, Inc.

On September 28, 2006, Semi-Materials Co., Ltd. (“Semi-Materials”) filed a complaint against MEMC in the U.S. District Court for the Eastern District of Missouri (Case No. 4:06-CV-01426-FRB) alleging breach of contract, unjust enrichment, fraud, and conversion, and seeking specific performance, all related to a series of purchase orders for chunk polysilicon and polysilicon solar ingot (the “Ingot Action”). This litigation resulted in a trial which commenced on February 22, 2011. On March 2, 2011, the jury found for MEMC on the fraud and unjust enrichment claims made by Semi-Materials against the Company. The jury found for Semi-Materials on the breach of contract claim, awarding damages to Semi-Materials of $19.0 million. Approximately $5.1 million of this amount related to an amount previously recorded by MEMC. During the first quarter of 2011, we recorded allocated amounts from our Parent of $4.7 million to marketing and administration expenses as a result of the jury verdict pending the appeal.

On March 31, 2008, Semi-Materials and its affiliate SMC Shanghai (“SMC”) filed two additional lawsuits against MEMC, one in the United States District Court for the Southern District of Texas (Case No. 4:08-CV-00991) (the “Texas Action”) and another in the United States District Court for the Eastern District of Missouri (Case No. 4:08-CV-00434-JCH) (the “Missouri Action”). In both cases, Semi-Materials and SMC alleged that: (i) MEMC Pasadena, Inc. (“MEMC Pasadena”) breached an agreement with SMC for SMC to act as MEMC Pasadena’s exclusive sales agent in China; (ii) MEMC Pasadena breached an agreement with Semi-Materials for Semi-Materials to act as MEMC Pasadena’s exclusive sales agent in Korea; (iii) MEMC tortiously interfered with the purported sales agency agreements among MEMC Pasadena and SMC and Semi-Materials; and (iv) MEMC tortiously interfered with a separate sales agency agreement Semi-Materials claimed existed with an unrelated party. In the Missouri Action, Semi-Materials also claimed that MEMC tortiously interfered with an expectancy for an on-going business relationship Semi-Materials claimed existed with the unrelated party. Upon MEMC’s motions for summary judgment in the Missouri Action, the Court dismissed the claim that MEMC tortiously interfered with the purported sales agency agreements, and the claim that MEMC tortiously interfered with an alleged sales agency agreement between Semi-Materials and the unrelated party. The Court also granted MEMC partial summary judgment as to the scope of the sales transactions on which plaintiffs based their alleged damages for breach of contract. The remaining claims were tried before a jury between January 4 and January 12, 2010. At trial, the jury found in favor of Semi-Materials and SMC on their respective claims for breach of contract against MEMC Pasadena, awarding a verdict of $0.2 million, and found in favor of MEMC on Semi-Materials’ claim for tortious interference with an expectancy of an ongoing business relationship with the unrelated party. Semi-Materials and SMC filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit concerning aspects of the Court’s summary judgment rulings that pertained to the plaintiffs’ alleged damages on their breach of contract claims. MEMC Pasadena filed a notice of cross-appeal concerning the Court’s entry of judgment based upon the jury verdict. The Court of Appeals issued its decision on September 14, 2011 reversing the District Court’s damages-related summary judgment ruling. The Court of Appeals also denied MEMC Pasadena’s cross-appeal and remanded the case to the trial court for further proceedings. No activity was undertaken in the Texas Action, as it had been stayed. On December 6, 2011, the parties entered into a confidential Settlement Agreement and Mutual Release pursuant to which the Ingot Action, Missouri Action and Texas Action, as well as an ancillary garnishment action in Korea, were dismissed with prejudice.

12. INCOME TAXES

As discussed in Note 2 “Summary of Significant Accounting Policies,” we were historically included in SunEdison’s consolidated U.S. federal income tax return; our income taxes are computed and reported herein under the “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to carve-out tax provisions are compared with amounts presented in SunEdison’s consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (i.e., net operating loss carry forwards) may or may not exist at the carve-out level that were actually reflected in SunEdison’s consolidated financial statements.

The net income (loss) before income tax expense (benefit) consists of the following:

	For the year ended December 31,
	2012	2011
In millions
U.S.	$(117.1)	$(113.1)
Foreign	243.4	(405.1)

Total	$126.3	$(518.2)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
In millions
Year ended December 31, 2012:
U.S. Federal	$(1.9)	$—	$(1.9)
Foreign	22.1	(16.6)	5.5

Total	$20.2	$(16.6)	$3.6

Year ended December 31, 2011:
U.S. Federal	$2.9	$—	$2.9
Foreign	12.3	22.1	34.4

Total	$15.2	$22.1	$37.3

Effective Tax Rate

Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income (loss) before income taxes and noncontrolling interests. The “Effect of foreign operations” includes the net reduced taxation of foreign profits from combining jurisdictions with rates above and below the U.S. federal statutory rate and the impact of U.S. foreign tax credits.

	For the year ended December 31,
	2012	2011
Income tax at federal statutory rate	35.0%	(35.0)%
Increase (reduction) in income taxes:
Effect of foreign operations	(18.4)	5.5
Foreign incentives	(3.5)	(1.3)
Foreign repatriation	—	2.6
Tax authority positions, net	(3.1)	—
Valuation allowance	(6.7)	35.9
Other, net	(0.4)	(0.5)

Effective tax expense rate	2.9%	7.2%

The 2012 net expense is primarily the result of the worldwide operational earnings mix at various rates, change in valuation allowances and a net decrease to the reserve for uncertain tax positions. The 2011 net expense is primarily the result of the worldwide operation earnings mix at various rates.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of 0.0% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2012 and 2011 of approximately $4.6 million and $6.6 million, respectively. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. The Company is in compliance with the qualifying condition of the tax incentives. The last of these incentives will expire between 2013 and 2022.

SunEdison is currently under examination by the IRS for the 2008, 2009, 2010 and 2011 tax years. We do not believe the finalization of these exams would result in any material adjustments to our tax positions. We are also under examination by certain foreign tax jurisdictions. We believe it is reasonably possible that some portions of these examinations could be completed within the next twelve months and have currently recorded amounts in the financial statements that are reflective of the current status of these examinations.

Prior to 2011, we determined that the undistributed earnings of one of our foreign subsidiaries would be remitted to the U.S. in the foreseeable future. These earnings were previously considered not permanently reinvested in the business, and the unrecognized deferred tax asset related to these earnings was not previously recognized resulting in a $13.4 million tax benefit, offset by a valuation allowance. Due to the restructuring announcement made in December 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future, and the deferred tax benefit previously recorded of $13.4 million was reversed with a corresponding decrease to the valuation allowance. Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $614.4 million and $886.8 million as of December 31, 2012 and 2011, respectively, because such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to our undistributed earnings is not practicable. During the first six months of 2013, we determined the undistributed earnings of one of our foreign wholly owned subsidiaries would be remitted to the United States in the foreseeable future. These earnings were previously considered permanently reinvested in the business and the unrecognized deferred tax assets related to these earnings was not recognized. The deferred tax effect of these newly planned remittances was recorded as a discrete deferred tax benefit in the amount of $54.5 million, which has been fully offset by a valuation allowance. The undistributed earnings of all other foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Cash and cash equivalents as of December 31, 2012 and June 30, 2013 was $103.2 million and $55.2 million, respectively. The cash and cash equivalents for both periods were all held by our foreign subsidiaries and a portion may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impacts on future cash flows.

For the six months ended June 30, 2013 and June 30, 2012, we record income tax expense each quarter based on our best estimate as to the full year’s effective tax rate. This estimated tax expense is reported based on a pro-ration of the actual income earned in the period divided by the full year forecasted income (loss). There are certain items, however, which are given discrete period treatment, and the tax effects of those items are reported in the quarter that such event arises. Items that give rise to discrete recognition include (but are not limited to) finalizing tax authority examinations, changes in statutory tax rates and expiration of a statute of limitations. The process for calculating income tax expense includes estimating current taxes due and assessing temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. The income tax expense for the six months ended June 30, 2013 and June 30, 2012 is primarily the result of the worldwide operational earnings mix at various rates and change in valuation allowances.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the year ended December 31,
	2012	2011
In millions
Beginning of year	$5.2	$5.4
Additions based on tax positions related to the current year	—	—
Reductions for tax positions of prior years	(3.6)	(0.2)

End of year	$1.6	$5.2

As of December 31, 2012, December 31, 2011 and June 30, 2013, we had $1.8 million, $6.1 million and $1.8 million, respectively, of unrecognized tax benefits, net of U.S. federal, state and local deductions, associated with open tax years for which we are subject to audit in various U.S. federal, state and foreign jurisdictions. This also includes estimated interest and penalties. The change to the reserve from December 31, 2011 to December 31, 2012 includes a decrease of $4.2 million primarily related to taxable income adjustments attributable to foreign operations. All of our unrecognized tax benefits as of December 31, 2012, December 31, 2011 and June 30, 2013 would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2003 through 2011 tax years. For the periods ended December 31, 2012, December 31, 2011 and June 30, 2013, the Company accrued an immaterial amount for the payment of interest and penalties.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2012	2011
In millions
Deferred tax assets:
Inventories	$6.7	$8.5
Restructuring liabilities	26.1	97.7
Expense accruals	16.5	17.3
Property, plant and equipment	92.2	93.9
Pension, medical and other employee benefits	23.8	23.4
Net operating loss carryforwards	63.4	14.6
Foreign tax credits	25.6	23.7
Other	23.2	17.1

Total deferred tax assets	277.5	296.2
Valuation allowance	(240.9)	(273.9)

Net deferred tax assets	36.6	22.3

Deferred tax liabilities:	(4.0)	(6.9)

Net deferred tax assets	$32.6	$15.4

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the combined balance sheet:

	As of December 31,
	2012	2011
In millions

Current deferred tax assets, net (recorded in deferred tax asset and accrued liabilities)	$12.4	$2.1
Non-current deferred tax assets, net (recorded in other assets and other liabilities)	20.2	13.3

Total	$32.6	$15.4

Our net deferred tax assets totaled $32.6 million as of December 31, 2012 compared to $15.4 million as of December 31, 2011. In 2012, the increase of $17.2 million in net deferred tax assets is primarily attributable to additional deferred tax assets associated with net operating losses offset by decreases in restructuring liabilities. Deferred tax assets generated in 2011 were offset by recognizing an increase of $197.3 million in the valuation allowance primarily associated with changes in restructuring liabilities and changes to valuation allowance in certain foreign jurisdictions. Deferred tax assets utilized in 2012 were offset by recognizing a decrease of $33.0 million in the valuation allowance primarily associated with changes in restructuring liabilities and changes to valuation allowance in certain foreign jurisdictions. As of December 31, 2012, we have valuation allowances of $240.9 million. We believe that it is more likely than not, with our projections of future taxable income in certain foreign jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $32.6 million. As of December 31, 2012, we had deferred tax assets associated with net operating loss carryforwards of $11.2 million in certain foreign jurisdictions; if unused, these will expire in 2022.

Our total deferred tax assets, net of valuation allowance, as of June 30, 2013 was $28.0 million. We believe that it is more likely than not, with our projections of future taxable income in certain foreign jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets which have not been offset by a valuation allowance at June 30, 2013.

13. Related Party Transactions

Corporate Allocations

Refer to Note 1 for discussion on corporate expense allocations.

Sales to Affiliates

Sales to affiliates represent polysilicon sales made to subsidiaries of our Parent which are then sold to external parties. These products were sold on a cost plus basis for polysilicon mainly produced at our Merano, Italy polysilicon facility. After shuttering our Merano, Italy polysilicon facility during the fourth quarter of 2011, we significantly reduced our sales to affiliates since subsidiaries of our Parent purchased polysilicon externally or sourced polysilicon through its other subsidiaries. Net sales to affiliates were $6.8 million, $147.0 million, $5.1 million and $3.3 million for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012, respectively.

Due to/from Affiliates

We ship intermediate products such as polysilicon, trichlorosilane gas, ingots and scrap wafers and other inventory items to SunEdison’s subsidiaries in the United States, Europe and Asia for use in their operations. Any sales related to these shipments are recognized as an accounts receivable, affiliate in the combined balance sheet and revenue is recognized as net sales to affiliates in the combined statement of operations. Any intracompany sales between our subsidiaries are eliminated. SunEdison performs financing, cash management, treasury and other services for us on a centralized basis and the related amounts due to SunEdison are recorded as an accounts payable, affiliate in the combined balance sheet. As of December 31, 2012, December 31, 2011 and June 30, 2013, we had $89.1 million, $20.4 million and $19.4 million, respectively, of receivables due from affiliates, and $102.0 million, $59.7 million and $111.9 million, respectively, of payables due to affiliates.

Notes Receivable and Debt—Affiliates

We have various note receivables from certain SunEdison subsidiaries. As of December 31, 2012, December 31, 2011 and June 30, 2013, we had $158.5 million, $111.5 million and $181.6 million, respectively, of note receivables due from affiliates. Interest is calculated based on fixed rates ranging from 2% to 3%. The notes mature one year or less but are usually renewed and are therefore considered long-term.

We have long-term intercompany borrowings with our Parent of $129.4 million, $127.3 million and $76.0 million as of December 31, 2012, December 31, 2011 and June 30, 2013, respectively. The weighted-average costs of borrowing were 0.5%, 1.4% and 0.5% as of December 31, 2012, December 31, 2011 and June 30, 2013, respectively. Interest is determined based on the Euribor one year rate. The payments on long-term affiliate debt are due in 2049. There are no guarantees or debt covenants related to these intercompany borrowings.

Interest income on intercompany notes receivable and interest expense on intercompany borrowings is recorded as interest (income) expense, net—affiliates on the combined statements of operations.

Collateralized Debt Obligations

Certain of our assets are pledged as collateral under SunEdison’s revolving credit facility and second lien term loan credit agreement. The indebtedness related to these SunEdison debt obligations has not been allocated to us but our pledged assets may be seized or sold in the event SunEdison defaults on these debt obligations to satisfy the guaranteed obligations. However, we do not believe it is likely SunEdison will default on these debt obligations. Upon consummation of the Transactions, these assets will no longer be pledged as collateral under SunEdison’s credit facility or term loan.

14. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment that includes the development, production and marketing of semiconductor wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements, which wafers are utilized in the manufacture of semiconductor devices.

Net sales to non-affiliates (see Note 13 for discussion of sales to affiliates):

	For the Year Ended December 31,
	2012	2011
In millions
United States	$147.7	$177.9
Foreign	779.7	873.4

Total	$927.4	$1,051.3

Foreign sales to non-affiliates were derived from sales to the following countries:

	For the Year Ended December 31,
	2012	2011
In millions
Taiwan	$219.4	$264.1
Korea	197.3	208.8
Singapore	56.7	72.4
Japan	55.7	64.0
Germany	48.6	41.1
China	46.5	45.9
Italy	42.8	50.5
France	33.0	38.2
Malaysia	15.7	21.4
Other foreign countries	64.0	67.0

Total	$779.7	$873.4

Net sales are attributed to countries based on the location of the customer.

Our net sales to non-affiliates and affiliates attributable to polysilicon for the years ended December 31, 2012 and 2011 were 0.2% and 12.4%% as a percent of total net sales, respectively. See Note 13 for discussion of sales to affiliates.

Long-lived assets, net of accumulated depreciation:

	As of December 31,
	2012	2011
In millions
United States	$13.8	$26.0
Japan	115.4	158.7
Korea	128.3	102.9
Malaysia	135.6	125.8
Taiwan	234.5	258.3
Italy	162.2	120.1
Other foreign countries	0.1	0.1

Total	$789.9	$791.9

Credit Concentration

Our customers include semiconductor device manufacturers and are located in various geographic regions including North America, Europe and the Asia Pacific region. Our customers are generally well capitalized, and the concentration of credit risk is considered minimal. Sales to non-affiliate specific customers exceeding 10% of net sales for the years ended December 31 were as follows:

	For the Year Ended December 31,
	2012		2011
	Revenues	Percent	Revenues	Percent
In millions, except for percentages
Customer A	$183.1	19.7%	$182.6	17.4%
Customer B	$119.2	12.9%	$124.9	11.9%
Customer C	$102.1	11.0%	$115.0	10.9%

15. Subsequent Events

For our combined financial statements as of and for the years ended December 31, 2012 and 2011, we have evaluated subsequent events through September 8, 2013, the date the combined financial statements were available to be issued.

Through and including                      (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

                Shares

SunEdison Semiconductor Ltd.

Ordinary Shares

PRELIMINARY PROSPECTUS

Deutsche Bank Securities

Goldman, Sachs & Co.

Wells Fargo Securities

                    ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee		$34,100
FINRA filing fee		38,000
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous expenses		*

Total	$	*

*    To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting us, our articles of association provide that each of our directors, (including managing directors), secretaries or other officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of our company, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.

Costs, charges, fees and other expenses that may be incurred by our directors in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to our company or which would otherwise result in such indemnity being voided under applicable Singapore laws. No director of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our company shall contribute to the amount paid or payable by a director in such proportion as is appropriate to reflect the relative fault of such director, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

Section 172 of the Singapore Companies Act prohibits a company from indemnifying its officers (including directors acting in an executive capacity) or auditors against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise if he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties or to be in default thereof, or where the Singapore courts have declined to grant relief.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole shareholder, SunEdison.

Item 16.	Exhibits and Financial Statement Schedules

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the combined financial statements or notes contained in this registration statement.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)            for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)            for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Peters, State of Missouri, on October 31, 2013.

SUNEDISON SEMICONDUCTOR, INC.

By: /s/ Shaker Sadasivam
Name: Shaker Sadasivam Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shaker Sadasivam Shaker Sadasivam	President, Chief Executive Officer and Director (principal executive officer)	October 31, 2013

* Brian Wuebbels	Chief Financial Officer of SunEdison, Inc. and Director (principal financial officer and principal accounting officer)	October 31, 2013

By:	/s/ Shaker Sadasivam
Shaker Sadasivam, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Memorandum and Articles of Association of SunEdison Semiconductor Ltd. to be effective prior to the completion of this offering.

4.1*	Specimen Stock Certificate.

5.1*	Form of Opinion of Rajah & Tann LLP.

10.1*	Separation Agreement, by and between SunEdison Semiconductor Ltd. and SunEdison, Inc.

10.2*†	Supply Agreement, by and between SunEdison Semiconductor Ltd. and SunEdison, Inc.

10.3*	Intellectual Property Licensing Agreement, by and between SunEdison Semiconductor Ltd. and SunEdison, Inc.

10.4*	Transition Services Agreement, by and between SunEdison Semiconductor Ltd. and SunEdison, Inc.

10.5*	Tax Matters Agreement, by and between SunEdison Semiconductor Ltd. and SunEdison, Inc.

10.6*	Registration Rights Agreement, by and between SunEdison Semiconductor Ltd. and SunEdison, Inc.

10.7*	Form of Indemnification Agreement with Directors and Officers

10.8*	Credit Agreement, by and among SunEdison Semiconductor, Inc., , as administrative agent, and the various lenders signatory thereto.

10.9*	SunEdison Semiconductor Ltd. 2013 Equity Incentive Plan.

21.1*	List of subsidiaries.

23.1	Consent of KPMG LLP.

23.2*	Consent of Rajah & Tann LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

99.1*	Consent of Director Nominees.

*	To be filed by amendment.
†	We will omit certain portions pursuant to a confidential treatment request. Omitted information will be provided separately to the SEC.

E-1